Exhibit 2.1

THE USE OF THE FOLLOWING NOTATION IN THIS EXHIBIT INDICATES THAT

THE CONFIDENTIAL PORTION HAS BEEN OMITTED PURSUANT TO ITEM

601(b)(10)(iv) WHEREBY CERTAIN IDENTIFIED INFORMATION HAS BEEN

EXCLUDED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD LIKELY CAUSE

COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED: [***]

CONFIDENTIAL

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

between

GOGO INC.

AND

INTELSAT JACKSON HOLDINGS S.A.

Dated as of August 31, 2020

i

ARTICLE 10
DEFINITIONS

Section 10.1	Certain Terms	83
Section 10.2	Construction	102

Exhibit A:	Applicable Accounting Principles
Exhibit B:	ATG Network Sharing Agreement Term Sheet
Exhibit C:	Satellite Network Sharing Agreement Term Sheet
Exhibit D:	IP License Agreement Term Sheet
Exhibit E:	Transition Services Agreement
Annex I:	Excluded Assets, Excluded Liabilities, Transferred Assets, Transferred Liabilities

]

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT, dated as of August 31, 2020 (together with all exhibits and schedules attached hereto, this “Agreement”), is made by and between Intelsat Jackson Holdings S.A., a société anonyme organized under the laws of the Grand Duchy of Luxembourg (“Buyer”), and Gogo Inc., a Delaware corporation (“Seller”). Capitalized terms used herein shall have the meanings assigned to such terms in the text of this Agreement or in Section 10.1.

R E C I T A L S:

WHEREAS, Seller indirectly owns all of the issued and outstanding units in (a) Gogo LLC, a Delaware limited liability company (“Gogo CA”), and (b) Gogo International Holdings LLC, a Delaware limited liability company (“Gogo International,” together with Gogo CA, the “Transferred Companies,” and the Transferred Companies together with their respective Subsidiaries, the “Target Companies”);

WHEREAS, prior to the date hereof, Seller effectuated the Reorganization;

WHEREAS, immediately prior to the Closing, the Target Companies shall collectively own and operate the Business; and

WHEREAS, Seller wishes to sell all of the issued and outstanding units in Gogo CA and Gogo International (the “Units”) to Buyer, and Buyer wishes to purchase the Units from Seller, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties agree as follows:

ARTICLE 1

SALE AND PURCHASE OF UNITS

Section 1.1    Sale and Purchase. Subject to the terms and conditions hereof, at the Closing, Seller shall sell the Units to Buyer, and Buyer shall purchase the Units from Seller, free and clear of any Liens (other than (a) Liens created by Buyer in connection with the consummation of the transactions contemplated hereby and (b) restrictions on transfer which may arise under applicable securities Laws).

Section 1.2    Closing. The closing of the sale and purchase of the Units (the “Closing”) shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, at 10:00 a.m. on the date that is two Business Days after the conditions set forth in Article 6 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) unless another time, date or place is agreed to in writing by the parties. The date on which the Closing actually occurs is referred to hereinafter as the “Closing Date.” At the Closing:

(a)    Seller shall deliver, or cause to be delivered, to Buyer:

(i)    an assignment or such other documentation as is reasonably required to transfer the Units to Buyer;

(ii)    the officer’s certificate required to be delivered pursuant to Section 6.2(b);

(iii)    the Resignation Letters;

(iv)    customary evidence of release of all guarantees given and Liens granted by any Target Company with respect to its obligations under the Existing Senior Secured Debt, including as necessary to evidence such release with any Governmental Authority; and

(v)    duly executed counterparts of the Ancillary Agreements.

(b)    Buyer shall pay:

(i)    to Seller, or Seller’s designee, by wire transfer of immediately available funds to an account designated by Seller at least two Business Days prior to the Closing Date, an amount equal to the Estimated Purchase Price; and

(ii)    on behalf of Seller and its Subsidiaries, all Transaction Expenses included in the Estimated Closing Statement in accordance with the invoices and other information delivered to Buyer pursuant to Section 1.3(a)(iv).

(c)    Buyer shall deliver to Seller:

(i)    the officer’s certificate required to be delivered pursuant to Section 6.3(b); and

(ii)    duly executed counterparts of the Ancillary Agreements.

Section 1.3    Purchase Price Adjustment.

(a)    Pre-Closing Adjustment. At least three Business Days prior to the Closing Date, Seller shall prepare and deliver or cause to be prepared and delivered to Buyer a statement (the “Estimated Closing Statement”), setting forth in reasonable detail:

(i)    a good-faith estimate of Closing Working Capital (the “Estimated Closing Working Capital”);

(ii)    a good-faith estimate of Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”);

(iii)    a good-faith estimate of Closing Date Cash (the “Estimated Closing Date Cash”);

(iv)    a list of all Transaction Expenses that remain unpaid as of, or are due in connection with, the Closing and written invoices and wire instructions from each payee of such Transaction Expenses;

(v)    the Aggregate Ticking Fee, if any; and

(vi)    a calculation of the Estimated Purchase Price.

The Estimated Closing Statement shall be prepared in accordance with the terms of this Agreement and the Applicable Accounting Principles. Seller agrees to consult with Buyer with respect to the Estimated Closing Statement, and Seller will consider in good faith any of Buyer’s comments to the Estimated Closing Statement; provided that Buyer shall not have any right to delay Closing or the payment of the Estimated Purchase Price as a result of any disagreement with such estimates set forth in the Estimated Closing Statement.

(b)    Closing Statement. Within 90 days following the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Closing Statement”) setting forth in reasonable detail Buyer’s good-faith calculations of:

(i)    Closing Working Capital;

(ii)    Closing Date Indebtedness;

(iii)    Closing Date Cash;

(iv)    Transaction Expenses;

(v)    the Aggregate Ticking Fee, if any; and

(vi)    the amount, if any, payable pursuant to Section 1.3(g).

The Closing Statement shall be prepared in accordance with the terms of this Agreement and Applicable Accounting Principles.

(c)    Dispute Notice. The Closing Statement and calculations of Closing Working Capital, Closing Date Indebtedness, Closing Date Cash, Transaction Expenses, the Aggregate Ticking Fee, if any, and the Final Purchase Price shall become final, binding and conclusive upon Seller and Buyer on the 45th day following Seller’s receipt of the Closing Statement, unless prior to such 45th day Seller delivers to Buyer a written notice (a “Dispute Notice”) stating that Seller believes the Closing Statement contains mathematical errors and/or was not prepared in accordance with the Applicable Accounting Principles or the terms of this Agreement, and specifying in reasonable detail each item that Seller disputes (each, a “Disputed Item”), the amount in dispute for each Disputed Item and, in reasonable detail, the reasons supporting Seller’s positions. Any matters not identified in the Dispute Notice delivered in accordance with this Section 1.3(c) as being in dispute shall be deemed to have been agreed to and shall become final, binding and conclusive upon the Parties on the 45th day following Seller’s receipt of the Closing Statement.

(d)    Resolution Period. If Seller delivers a Dispute Notice, then Seller and Buyer shall seek in good faith to resolve the Disputed Items during the 30-day period beginning on the date Buyer receives the Dispute Notice (the “Resolution Period”). If Seller and Buyer reach agreement with respect to any Disputed Items, Buyer shall revise the Closing Statement to reflect such agreement, which shall become final, binding and conclusive upon Seller and Buyer.

(e)    Independent Accountant. If Buyer and Seller are unable to resolve all of the Disputed Items during the Resolution Period, then Buyer and Seller shall, within 15 days of the last day of the Resolution Period, jointly engage and submit the unresolved Disputed Items for resolution to the Independent Accountant. Each of Buyer and Seller shall submit to the Independent Accountant (with a copy delivered to the other on the same day), within 15 days after the date of the engagement of the Independent Accountant, a memorandum (which may include supporting exhibits) setting forth their respective positions on the unresolved Disputed Items. Buyer and Seller may (but shall not be required to) submit to the Independent Accountant (with a copy delivered to the other on the same day), within 30 days after the date of the engagement of the Independent Accountant, a memorandum responding to the initial memorandum submitted to the Independent Accountant by the other. Except for the initial memorandum and the response memorandum discussed above, neither Buyer nor Seller may present any additional information or arguments to the Independent Accountant. The Independent Accountant shall, within 45 days after the date of the engagement of the Independent Accountant, determine and report to Seller and Buyer upon such remaining disputed items or calculations, and such report shall be final, binding and conclusive on Seller and Buyer. The fees and disbursements of the Independent Accountant shall be borne by Buyer and Seller in the same proportion as the aggregate amount of the items remaining in dispute that are unsuccessfully disputed by Buyer and Seller (as determined by the Independent Accountant) bears to the total amount of the items remaining in dispute submitted to the Independent Accountant such that the prevailing party pays the lesser proportion of such fees and disbursements. The provisions in this Section 1.3(e) are not intended to and shall not be interpreted to require that the parties refer to the Independent Accountant (i) any dispute arising out of a breach by any party of its obligations under this Agreement or (ii) any dispute the resolution of which requires the construction or interpretation of this Agreement (apart from the mathematical calculation of the Closing Working Capital, Closing Date Cash, Closing Date Indebtedness, Transaction Expenses, the Aggregate Ticking Fee, if any, and the Estimated Purchase Price and the accounting treatment of current assets and current liabilities insofar as such treatment affects the calculation of the Closing Working Capital). Seller and Buyer shall jointly instruct the Independent Accountant that the Independent Accountant shall act solely as an expert and not as an arbitrator. The scope of the disputes to be resolved by the Independent Accountant shall be limited to resolving the unresolved items included in the Dispute Notice that remain in dispute and correcting mathematical errors. The Independent Accountant’s decision shall be based solely on written submissions by Seller and Buyer (which submissions shall be limited to the unresolved items included in the Dispute Notice that remain in dispute) (copies of such submissions shall be concurrently provided to the other party), and not by independent review and shall be final and binding on all of the parties. Seller and Buyer shall not have any ex parte conversations or meetings with the Independent Accountant. The Independent Accountant may not assign a value greater than the greatest value for such item claimed by Buyer or Seller or smaller than the smallest value for such item claimed by Buyer or Seller.

(f)    Access to Information. Subject to applicable Laws (including COVID-19 Measures), each party shall use its reasonable best efforts to provide promptly to the other party all information and reasonable access to such first party’s Representatives as such other party or its Representatives, in each case, shall reasonably request in connection with review of the Estimated Closing Statement, the Closing Statement or the Dispute Notice, as the case may be, including all work papers of the accountants who audited, compiled or reviewed such statements or notices (subject to customary access letters required by accountants in connection herewith), and shall otherwise cooperate in good faith with such other party to arrive at a final determination of the Closing Statement.

(g)    Final Adjustment. Within two Business Days after the Closing Statement is finalized pursuant to clause (c), (d) or (e) of this Section 1.3:

(i)    if the Final Purchase Price, as finally determined pursuant to this Section 1.3, is less than the Estimated Purchase Price, then Seller shall, within three Business Days of such final determination, pay or cause to be paid by wire transfer of immediately available funds to Buyer or Buyer’s designee (pursuant to wire instructions delivered to Seller at least two Business Days in advance of such payment) an amount equal to the amount by which the Estimated Purchase Price exceeds the Final Purchase Price; and

(ii)    if the Final Purchase Price, as finally determined pursuant to this Section 1.3, is greater than the Estimated Purchase Price, then Buyer shall, within three Business Days of such final determination, pay or cause to be paid by wire transfer of immediately available funds to Seller or Seller’s designee (pursuant to wire instructions delivered to Buyer at least two Business Days in advance of such payment) an amount equal to the amount by which the Final Purchase Price exceeds the Estimated Purchase Price.

Any amount paid in respect of adjustments to the Purchase Price made pursuant to this Section 1.3 shall be treated as an adjustment to the Purchase Price for applicable tax reporting purposes.

Section 1.4    Withholding. Buyer shall make all payments under this Agreement free and clear of all deductions and withholdings in respect of Taxes, unless otherwise required by Law. Except with respect to any withholding with respect to payments treated as compensation for tax purposes or attributable to a failure to deliver the form described in Section 6.2(c), if Buyer determines that any deduction or withholding in respect of Taxes is required by Law from any payment hereunder, prior to deducting or withholding any amounts, Buyer shall notify Seller in writing and shall consult with Seller in good faith as to the basis for such deduction or withholding and any available exemptions from, or reductions in, such deduction or withholding permitted by applicable Law. Buyer shall pay over any withheld Taxes to the appropriate taxing authority and shall promptly furnish Seller with official receipts (or copies thereof) or other applicable documentation evidencing the payment of such Taxes. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in (a) the corresponding sections or subsections of the Seller Disclosure Letter or (b) as disclosed in Seller SEC Reports filed or furnished on or after January 1, 2020 and publicly available at least two Business Days prior to the date of this Agreement (but only to the extent such disclosures clearly apply to the Business) (in each case excluding any risk factors (other than statements of historical fact), forward-looking statements and other disclosures that are cautionary, predictive or forward-looking in nature), Seller represents and warrants to Buyer, as of the date hereof and as of the Closing Date, as follows:

Section 2.1    Organization and Good Standing. Each of Seller and the Transferred Companies is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite organizational power and authority to own, sell and dispose of its properties and assets (including the Units) and to carry on its business as now conducted. Each of Seller and the Transferred Companies is duly qualified or licensed as a foreign corporation, limited liability company or other business form to do business and is in good standing (where such concept is recognized) in all jurisdictions in which it is required to be so qualified or licensed and in good standing, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to be material to the Business or the Target Companies, taken as a whole, or to materially and adversely affect the ability of Seller or any Target Company to perform its respective obligations under this Agreement or the Ancillary Agreements. Seller has furnished to Buyer a complete and correct copy of the Organizational Documents of each of the Transferred Companies prior to the date hereof. Each of the transactions contemplated by the Reorganization Agreement has been consummated, and except as set forth on Section 2.1 of the Seller Disclosure Letter, all notices, authorizations, approvals, Orders, permits, contracts or actions required to consummate the transactions contemplated by the Reorganization Agreement have been obtained or given, as applicable.

Section 2.2    Authorization.

(a)    Each of Seller and its Subsidiaries has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is or will be a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Seller and its Subsidiaries of this Agreement and the Ancillary Agreements to which it is or will be a party, the performance of each of their obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of Seller or its Subsidiary, as applicable. Seller has duly executed and delivered this Agreement, and on the Closing

Date will have duly executed and delivered the Ancillary Agreements to which it will be a party. Assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and each such Ancillary Agreement to which Seller or its Subsidiary is or will be a party, when so executed and delivered, will constitute, the legal, valid and binding obligation of Seller or its Subsidiary, as applicable, enforceable against Seller or its Subsidiary, as applicable, in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity) (the “Enforceability Exceptions”).

(b)    The execution, delivery and performance by each of Seller and its Subsidiaries of this Agreement and the Ancillary Agreements to which it is or will be a party requires no notice, authorization, approval, Order, permit, contract or action by or in respect of, or filing with, any Governmental Authority, other than (i) compliance with any applicable requirements of the HSR Act and the other Competition Laws of the jurisdictions set forth in Section 2.2(b)(i) of the Seller Disclosure Letter, (ii) the filings with respect to the Communications Authorizations set forth in Section 2.2(b)(ii) of the Seller Disclosure Letter (the “Communications Authorizations Filings”), (iii) the waivers, authorizations, approvals and consents to be obtained from Governmental Authorities pursuant to the Communications Authorizations Filings set forth in Section 2.2(b)(iii) of the Seller Disclosure Letter (the “Communications Authorizations Consents”); (iv) the filing of the CFIUS Notice and the receipt of the CFIUS Clearance; and (v) any actions or filings under Laws (other than Competition Laws), the absence of which would not reasonably be expected, individually or in the aggregate, to be material to the Business or the Target Companies, taken as a whole, or to materially adversely affect the ability of Seller or its Subsidiaries to perform their respective obligations hereunder or thereunder.

Section 2.3    Non-Contravention. The execution, delivery and performance by each of Seller and its Subsidiaries of this Agreement and the Ancillary Agreements to which it is or will be a party does not, directly or indirectly, with or without notice or lapse of time (a) violate, conflict with or breach any provision of the Organizational Documents of Seller or its Subsidiaries, including the Target Companies, (b) assuming compliance with the matters referred to in Section 2.2(b), violate, conflict with or breach any provision of any applicable Law, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a violation, default or breach under, or cause or permit termination, cancellation, payment or acceleration under any provision of a Material Contract, Lease, or Material Permit affecting any Target Company or the Business, or (d) result in the creation or imposition of any Lien other than Permitted Liens on any Assets, except, in the case of clauses (b), (c) and (d), as would not reasonably be expected, individually or in the aggregate, to be material to the Business or the Target Companies, taken as a whole.

Section 2.4    Capitalization; Title to Units.

(a)    Section 2.4(a) of the Seller Disclosure Letter sets forth all of the authorized, issued and outstanding equity interests of each of the Transferred Companies and the record and beneficial owners thereof. All of the issued and outstanding equity interests of the Transferred Companies have been duly authorized and validly issued and are fully paid and nonassessable. Seller indirectly owns all of the Units, beneficially and of record, free and clear of any Lien except for Liens to be released at the Closing.

(b)    Except for this Agreement and as set forth in Section 2.4(a), there are no outstanding (i) voting or equity interests in, or equity appreciation, phantom equity, profit participation or similar rights with respect to, any of the Transferred Companies, (ii) securities of the Transferred Companies convertible into or exercisable or exchangeable for voting or equity interests in the Transferred Companies, (iii) options, warrants, puts, calls, purchase rights, subscription rights, preemptive rights, rights of first refusal, conversion rights, exchange rights, redemption rights or other rights or agreements, commitments, or understandings of any kind to acquire from the Transferred Companies, or other obligation of Seller, the Transferred Companies or any of their respective Subsidiaries to, directly or indirectly, issue, transfer or sell any voting or equity interests in the Transferred Companies or securities convertible into or exercisable or exchangeable for voting or equity interests in the Transferred Companies, (iv) voting trusts, proxies or other similar agreements or understandings to which Seller, the Transferred Companies or any of their respective Subsidiaries is a party or by which Seller, the Transferred Companies or any of their respective Subsidiaries is bound with respect to the voting of voting or equity interests in the Transferred Companies or any of their respective Subsidiaries or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any voting or equity interests in the Transferred Companies or any of their respective Subsidiaries (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Transferred Company Securities”). There are no outstanding obligations of the Transferred Companies or any of their respective Subsidiaries to repurchase, redeem or otherwise acquire any Transferred Company Securities.

(c)    No Target Company has outstanding bonds, debentures, notes or, other than as referred to in this Section 2.4 and Section 2.5, other securities that are equity-like in nature, including any securities the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the sole member of the Transferred Companies on any matter.

Section 2.5    Subsidiaries; Ownership Interests.

(a)    Section 2.5(a) of the Seller Disclosure Letter sets forth (i) the name and jurisdiction of organization of each Subsidiary of the Transferred Companies, (ii) the authorized, issued and outstanding equity interests of each such Subsidiary, and the holders of record of all of the equity interests, and (iii) each such holder’s percentage ownership of such outstanding equity interests. All of the issued and outstanding equity interests of the Subsidiaries of the Transferred Companies are directly or indirectly owned by Transferred Companies free and clear of all Liens except for Liens that will be released by Seller at the Closing. Each Subsidiary of the Transferred Companies is duly organized, validly existing and in good standing (where such concept is recognized) under the laws of its jurisdiction of formation and has all requisite powers to own its properties and assets and to carry on its business as now conducted. Each Subsidiary of the Transferred Companies is validly existing and duly qualified to do business and is in good standing (where such concept is recognized) in all jurisdictions in which it is required to be so qualified or in good standing, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to be material to the Business or the Target Companies, taken as a whole. Seller has furnished to Buyer a complete and correct copy of the Organizational Documents of each of the Subsidiaries of the Transferred Companies prior to the date hereof, in each case in effect as of the date hereof.

(b)    All of the outstanding shares of capital stock of and other voting or equity interests in each Subsidiary of the Transferred Companies have been duly authorized and validly issued and are fully paid and nonassessable. Except for this Agreement and as set forth in Section 2.5(a) of the Seller Disclosure Letter, there are no outstanding (i) shares of capital stock of or other voting or equity interests in any Subsidiary of the Transferred Companies, (ii) securities of the Transferred Companies or any of their respective Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in, or equity appreciation, phantom equity, profit participation or similar rights with respect to, any Subsidiary of the Transferred Companies or (iii) options, warrants, puts, calls, purchase rights, subscription rights, preemptive rights, rights of first refusal, conversion rights, exchange rights, redemption rights, repurchase rights or other rights or agreements, commitments or understandings of any kind to acquire from the Transferred Companies or any of their respective Subsidiaries, or other obligation of Seller, the Transferred Companies or any of their respective Subsidiaries to, directly or indirectly, issue, transfer or sell, any shares of capital stock of or other voting or equity interests in any Subsidiary of the Transferred Companies or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Subsidiary of the Transferred Companies (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Transferred Companies or any of their respective Subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities.

(c)    Except as set forth in Section 2.5(c) of the Seller Disclosure Letter, neither of the Transferred Companies nor any of their respective Subsidiaries owns any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any other Person.

Section 2.6    Financial Statements.

(a)    Section 2.6 of the Seller Disclosure Letter sets forth (i) the unaudited carve-out balance sheet of the Business (the “Carveout Balance Sheet”) as of June 30, 2020 (the “Balance Sheet Date”), (ii) the unaudited balance sheet of the commercial aviation division (which includes certain corporate and business aviation assets and liabilities not related to the Business and does not include certain commercial aviation assets and liabilities related to the Business) as of December 31, 2019 and December 31,

2018 (the “Historical Balance Sheets”) and (iii) the unaudited statements of operations of the Business for the six-month period ended on the Balance Sheet Date, the 12-month period ended December 31, 2019 and the 12-month period ended December 31, 2018 (collectively, the “Financial Statements”).

(b)    The Financial Statements have been prepared based on the books, records and consolidated financial statements of Seller, which were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods covered thereby (subject to normal and recurring year-end or quarter-end adjustments that will not, individually or in the aggregate, be material). The Financial Statements other than the Historical Balance Sheets present accurately and fairly in all material respects the financial position, assets and liabilities and results of operations of the Business for the respective periods therein (after taking into account the corporate asset and liability allocations described in the Applicable Accounting Principles). The Historical Balance Sheets present accurately and fairly in all material respects the financial position, assets and liabilities and results of operations of the commercial aviation division (except for the inclusion of certain corporate and business aviation assets and liabilities not related to the Business and the exclusion of certain commercial aviation assets and liabilities related to the Business). The Carveout Balance Sheet has been prepared pursuant to the methodology set forth on Section 2.6(b) of the Seller Disclosure Letter.

(c)    Seller and its Subsidiaries maintain a system of internal controls over financial reporting that complies with the requirements of all applicable Laws, including Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, and that is sufficient to provide reasonable assurances that transactions are recorded as necessary to permit the financial statements to be fairly presented in accordance with GAAP. Since June 30, 2017, there have been no instances of fraud that involve (i) any employee or member of management of Seller or its Subsidiaries who has a material role in the system of internal control over financial reporting of Seller or its Subsidiaries or (ii) to the Knowledge of Seller, any other employee or member of management of Seller or its Subsidiaries.

Section 2.7    No Undisclosed Liabilities. The Target Companies do not have any obligation or liability that would be required by GAAP to be reflected in, disclosed on or reserved against in a consolidated balance sheet of the Transferred Companies, except for obligations and liabilities (a) specifically reflected or adequately reserved for in the Financial Statements, (b) arising since the Balance Sheet Date in the ordinary course of business consistent with past practice (other than liabilities arising from a default, violation or breach of a Material Contract, Aviation Authorization or Communication Authorization, any infringement of Intellectual Property or any violation of Laws), (c) incurred in connection with the transactions contemplated by this Agreement, or (d) that are not and would not reasonably be expected, individually or in the aggregate, to be material to the Business or the Target Companies, taken as a whole.

Section 2.8    Absence of Certain Changes. During the period from the Balance Sheet Date to the date hereof, except as otherwise expressly provided in this Agreement, (a) the business of each of the Target Companies has been conducted in all material respects in the ordinary course of business (other than in connection with the COVID-19 Measures) and (b) none of the Target Companies, or, in relation to the Business, Seller Group, has taken any action that would, after the date hereof, be prohibited or omitted to take any action that would, after the date hereof, be required, as the case may be, by clauses (a) through (t) (other than (f)(i)) of Section 4.1. From December 31, 2019 to the date hereof, there has been no Material Adverse Effect.

Section 2.9    Material Contracts.

(a)    Except as disclosed in Section 2.9 of the Seller Disclosure Letter, neither of the Transferred Companies nor any of their respective Subsidiaries, or, in the case of any Shared Contract, Seller Group, is a party to or bound by:

(i)    any agreement relating to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset);

(ii)    any joint venture, partnership or other similar agreements or arrangements (including any agreement providing for joint research, development or marketing);

(iii)    any agreement or series of related agreements, including any option agreement, within the past five years, relating to the acquisition of, investment in or disposition of any business, equity interests or assets of any other Person, any material real property or assets (whether by merger, sale of equity interests, sale of assets or otherwise);

(iv)    any agreement that (A) materially limits the freedom of any of the Transferred Companies or any of their respective Subsidiaries to compete in any line of business or with any Person or in any area or that would so limit the freedom of Buyer or its Affiliates or any Target Company after the Closing or (B) contains material exclusivity obligations, “most favored nation” provisions, “shiny new product” provisions or other similar restrictions, rights or obligations binding on any Target Company, or that would be binding on Buyer or any of its Affiliates after the Closing;

(v)    any agreement or series of related agreements providing for the purchase of materials, supplies, goods, services, equipment or other assets that provides for aggregate payments by any of the Transferred Companies or any of their respective Subsidiaries of $500,000 or more for the year ended December 31, 2019;

(vi)    any agreement or series of related agreements providing for the sale by any of the Transferred Companies or any of their respective Subsidiaries of materials, supplies, goods, services, equipment or other assets that provides for aggregate payments to any of the Transferred Companies or any of their respective Subsidiaries pursuant to which the Transferred Companies or any of their respective Subsidiaries received revenues of $2,000,000 or more for the fiscal year ended December 31, 2019;

(vii)    any agreement pursuant to which any of the Transferred Companies or any of their respective Subsidiaries is the lessee or lessor of any tangible personal property that involves an aggregate future or potential liability or receivable, as the case may be, in excess of $100,000;

(viii)    any agreement relating to any interest rate, derivatives or hedging transaction;

(ix)    any agreement with any Governmental Authority, including Governmental Contracts;

(x)    any agreement (including any “take-or-pay” or keepwell agreement) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of any of the Transferred Companies or any of their respective Subsidiaries or (B) any of the Transferred Companies or any of their respective Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(xi)    any agreement material to the Business (A) pursuant to which any of the Target Companies (1) receives a license to use Intellectual Property or (2) provides or otherwise grants any other Person a license to use Owned Intellectual Property or (B) that is a settlement or coexistence Contract relating to Owned Intellectual Property, in each case, other than (x) licenses for Software that is generally commercially available (or available on an open source basis) or pre-installed in hardware that requires annual license payments less than $500,000 and (y) non-exclusive licenses granted by Seller to customers and suppliers in the ordinary course of business;

(xii)    any settlement, conciliation or similar agreement with a Governmental Authority or other Person pursuant to which the Business or any of the Transferred Companies or any of their respective Subsidiaries will (A) have a payment obligation in excess of $100,000, (B) have any ongoing, non-monetary obligation binding on any Target Company, or (C) be subject to injunctive relief after the date hereof;

(xiii)    any agreement that relates both to the Business, on the one hand, and the Retained Business, on the other hand (each, a “Shared Contract”), other than any Shared Contracts for general, corporate and administrative or similar services;

(xiv)    any agreement for capital expenditures in excess of $250,000 in the next 12 months following the date hereof or in excess of $1,000,000 in the aggregate;

(xv)    any agreement that grants to any Person any right of first refusal, right of first offer or similar right or that limits the ability of any Target Company to transfer, pledge or otherwise dispose of any asset of the Business;

(xvi)    any agreement with a Material Commercial Relationship;

(xvii)    any Labor Contract;

(xviii)    any Seller Guaranty; or

(xix)    any agreement for the employment or engagement of any Business Employee or independent contractor on a full-time, part-time, consulting or other basis (A) providing for an annual base salary or fee in excess of $160,000, (B) at the director level or above or (C) that is not terminable upon 30 days’ notice or less without any liability to any Target Company; or

(xx)    any agreement that (A) is not otherwise set forth on Section 2.9 of the Seller Disclosure Letter, (B) involves annual payments in excess of $2,000,000 and (C) is not terminable by the Target Companies (without penalty or cost) on less than 90 days’ notice.

(b)    Each agreement, commitment, arrangement or plan disclosed or required to be disclosed in the Seller Disclosure Letter pursuant to this Section 2.9, Section 2.10, Section 2.11 or Section 2.20 (each, a “Material Contract”) is a valid and binding agreement of the Transferred Companies or one of their respective Subsidiaries or, in the case of any Shared Contract, Seller or any of its Affiliates (other than a Target Company) (subject to the Enforceability Exceptions) and is in full force and effect, and none of the Transferred Companies, any Subsidiary of the Transferred Companies or, to the Knowledge of Seller, any other party thereto is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of any such Material Contract, and, to the Knowledge of Seller, no change, event, circumstance, development, occurrence or effect has occurred or exists, that, with notice or lapse of time or both, would reasonably be expected to (i) constitute an event of default, breach, or violation thereunder or (ii) give any Person the right to cancel or terminate or materially and adversely modify the economic terms of any Material Contract except, in each case, as would not be material to the Target Companies, taken as a whole.

(c)    None of Seller or its Subsidiaries has received any written notice or threat to terminate, materially and adversely amend or modify (including payment terms, price, duration or otherwise) or not renew (or renew on materially different terms) any Material Contract. A true, correct and complete copy of each written Material Contract has been furnished to Buyer. Since December 31, 2019, there has been no agreement or arrangement (including any amendment to, modification to or waiver of any term of any satellite capacity agreement) that does, or would reasonably be expected to, defer, delay or extend the due date for, any payment obligations of Seller Group in connection with the Business or of the Target Companies.

Section 2.10    Properties.

(a)    Title to Assets. One or more of the Target Companies has good and valid title to or otherwise has the right to use, pursuant to a valid and enforceable lease, license or similar contractual arrangement, all material rights, assets and properties (collectively, the “Assets”) (including real and personal property and the Material Permits, the Aviation Authorizations and the Communications Authorizations (but excluding Intellectual Property, which is addressed in Section 2.11)), that are primarily related to the Business, in each case, free and clear of all Liens, except for Permitted Liens.

(b)    Sufficiency of Assets. The Assets, together with the services to be provided under the Transition Services Agreement, the Commercial Agreements, the IP License Agreement, the Licenses and the Domain Names, constitute all of the material assets and rights that are primarily related to the Business or that are otherwise necessary to permit Buyer to conduct the Business immediately following the Closing in the same manner as conducted by Seller as of December 31, 2019, as of the Balance Sheet Date and as of the date hereof, in each case except as set forth on Section 2.10(b)(i) of the Seller Disclosure Letter.

(c)    Owned Real Property. None of Seller, the Transferred Companies or any of their respective Subsidiaries owns any real property or interest in real property.

(d)    Leased Real Property. Section 2.10(d) of the Seller Disclosure Letter sets forth a true and complete list of all real property leased or subleased by the Transferred Companies or any of their respective Subsidiaries (the “Leased Real Property,” and the leases, subleases, licenses, concessions and other agreements (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) pursuant to which such real property is held, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Transferred Companies or any of their respective Subsidiaries thereunder (the “Leases”) and sets forth the address, landlord and tenant for each Lease. Seller has delivered to Buyer a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease.

(e)    Except as set forth in Section 2.10(e) of the Seller Disclosure Letter with respect to each of the Leases, (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) Seller Group’s or the Transferred Companies’ or their respective Subsidiaries’ possession and quiet enjoyment of the leased real property under such Lease has not been disturbed and, to the Knowledge of Seller, there are no disputes with respect to such Lease; (iii) no security deposit or portion thereof deposited with respect such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full; (iv) none of the Target Companies owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such Lease; (v) the other party to such Lease is not an affiliate of, and otherwise does not have any economic interest in, Seller Group or any of the Target Companies; and (vi) none of the Target Companies has subleased, licensed or otherwise granted any Person the right to use or occupy such property, subject to such Lease or any portion thereof.

Section 2.11    Intellectual Property; IT Systems; Data Security; Privacy.

(a)    Section 2.11(a) of the Seller Disclosure Letter sets forth a true and complete list of all applications for registration and issuance and registrations and issuances for Marks, copyrights, domain names and patents that are included in the Owned Intellectual Property and are material to the Business. To the Knowledge of Seller, the registered Owned Intellectual Property is valid, subsisting and enforceable. Seller has made all necessary filings, maintenance and renewals, and timely payment of requisite fees necessary to maintain the registered Owned Intellectual Property set forth on Section 2.11(a) of the Seller Disclosure Letter.

(b)    Since January 1, 2018, (i) none of Seller Group or the Target Companies has sent or received any written charge, complaint, demand, notice or claim (including unsolicited offers, demands, or requests to license or cease and desist letters): (A) alleging that it is infringing, misappropriating or otherwise violating the Intellectual Property rights of any Person; (B) that any other Person is infringing, misappropriating or otherwise violating any of the Owned Intellectual Property or (C) relating to the enforceability, use or misuse, ownership, scope, licensing, or validity of any Business Intellectual Property and (ii) to the Knowledge of Seller, the conduct of the Business by the Target Companies and Seller Group has not infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person. To the Knowledge of Seller, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property material to the Business. No Owned Intellectual Property is bound by any Order restricting or otherwise limiting the use, validity, enforceability, scope, licensing or ownership thereof or any right, title or interest of Seller or the Target Companies with respect thereto.

(c)    The Owned Intellectual Property and the Intellectual Property used pursuant to an agreement by which any of the Target Companies receives a license to use Intellectual Property, together with the Intellectual Property to be licensed under the Ancillary Agreements, constitute all of the Intellectual Property either (i) used in, held for use in and material to the Business or (ii) necessary to permit Buyer to conduct the Business immediately following the Closing in substantially the same manner as the Business is conducted as of the date hereof (the “Business Intellectual Property”). The Target Companies exclusively own, or have valid, enforceable and sufficient rights to use, and as of the Closing will own or have valid, enforceable and sufficient rights to use all the Business Intellectual Property, free and clear of all Liens, other than Permitted Liens.

(d)    The IT Systems material to the conduct of the Business as currently conducted are adequate and suitable for the conduct of the Business as currently conducted. Since January 1, 2018, there has been no (i) failure, breakdown or other adverse event that caused a material disruption to or the unavailability of the IT Systems or (ii) Security Incident. The Target Companies and, with respect to the Business, Seller Group have taken commercially reasonable actions to protect the confidentiality, integrity and security of the IT Systems owned or controlled by Seller Group or the Target Companies (and all information, including Personal Information, and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, except as would not reasonably be expected to have a material impact on the conduct of the Business. The Target Companies and, with respect to the Business, Seller Group have implemented commercially reasonable disaster recovery and business continuity procedures for the Business.

(e)    The collection, access, maintenance, transmission, use and disclosure of Personal Information by the Target Companies and, with respect to the Business, Seller Group is and, since January 1, 2018, has been in compliance in all material respects with all Data Security Requirements. Since January 1, 2018, neither Seller Group nor any of the Target Companies has sent or received any written claim, charge, complaint, demand or other notice asserting non-compliance with or otherwise relating to any Data Security Requirement, misuse or mistreatment of Personal Information, or Security Incident. Each Person who has participated in the authorship, conception, creation, reduction to practice or development of any Owned Intellectual Property material to the Business has executed a valid and enforceable written contract providing (i) the assignment by such Person to Seller Group or the Target Companies of all right, title and interest in and to such Owned Intellectual Property (ii) commercially reasonable protections concerning the non-disclosure of Business trade secrets. To the Knowledge of Seller, no Person is in material breach of any such contract.

(f)    Except as set forth in Section 2.11(f) of the Seller Disclosure Letter, no source code constituting a Business Product has been disclosed, licensed, released, escrowed or made available to or for any Person and no Person has been granted any rights thereto or agreed to disclose, license, release, deliver or otherwise grant any right thereto. No event has occurred, and no circumstance exists, that (whether with or without the passage of time, the giving of notice or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed, licensed, released, delivered, escrowed or made available to or for, or any other grant of any right be made with respect thereto, any other Person (except as set forth in Section 2.11(f) of the Seller Disclosure Letter) by any of the Target Companies or Seller Group. With respect to any Third-Party Component incorporated, embedded, linked or distributed with any Business Product that constitutes open source software, the Target Companies and Seller Group are and have been in material compliance with all applicable licenses.

Section 2.12    Litigation.

(a)    There is no, and since June 30, 2017 there has been no, Litigation pending or, to the Knowledge of Seller, threatened against or relating to any of Seller Group, a Target Company, the Business or the Assets, which would, if decided adversely to Seller, prohibit the transactions contemplated by this Agreement or the Ancillary Agreements or would reasonably be expected, individually or in the aggregate, to result in a material liability to, or otherwise be material to the Business or the Target Companies, taken as a whole.

(b)    There are no, and since June 30, 2017, there have been no settlement agreements or similar written agreements with any Governmental Authority and no outstanding Orders against or affecting any of the Transferred Companies or any of their respective Subsidiaries except as would not reasonably be expected, individually or in the aggregate, to be material to the Business or the Target Companies, taken as a whole.

Section	2.13 Compliance with Laws; Licenses and Permits

(a)    Each of the Target Companies is, and since June 30, 2017 has been, in compliance in all material respects with applicable Laws. None of the Transferred Companies, their respective Subsidiaries or Seller Group (but solely with respect to the Business) has received, since January 1, 2018, any notice, Order, complaint or other written communication from any Governmental Authority that the Transferred Companies or any of their respective Subsidiaries or the Business is not in compliance in all material respects with any such Laws.

(b)    Section 2.13(b) of the Seller Disclosure Letter contains a true, complete and accurate list, as of the date hereof, of all Permits that are material to the operations of the Business as now conducted or necessary to permit the Target Companies to own their respective properties and assets and operate the Business (the “Material Permits”); provided, however, that “Material Permits” shall not include Permits that are Communications Authorizations or Aviation Authorizations. The Material Permits are valid and in full force and effect, and no Target Company is in default under the Material Permits. No action for the suspension, cancellation, modification, revocation or nonrenewal of any such Material Permit is pending, or to the Knowledge of Seller, threatened.

Section 2.14    Environmental Matters.

(a)    Each of the Target Companies is, and since January 1, 2018 has been, in compliance in all material respects with all applicable Environmental Laws and are, and since January 1, 2018 have been, in possession of, and in compliance in all material respects with, all Permits required under applicable Environmental Laws.

(b)    Since June 30, 2017 (or prior to such time if currently unresolved) neither of the Transferred Companies nor any of their respective Subsidiaries has received from any Person or Governmental Authority any written notice, report or other information asserting any material violation or alleged violation of, or material liability or alleged liability under, any Environmental Law.

(c)    No material Litigation is pending or, to the Knowledge of Seller, threatened against either of the Transferred Companies or any of their respective Subsidiaries arising under any Environmental Law.

(d)    Neither of the Transferred Companies nor any of their respective Subsidiaries (nor, to the Knowledge of Seller, any other Person to the extent giving rise to liability for the Target Companies) has released, manufactured, distributed, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or exposed any Person to, Hazardous Substances, including at, on, under or from the Leased Real Property, or currently own or operate, or formerly owned or operated, any property or facility which is or has been contaminated by any Hazardous Substance, in each case so as to give rise to any material liability (contingent or otherwise), or which requires material investigation or remediation by the Target Companies, under applicable Environmental Laws, and none of the Target Companies has any material liability, contingent or otherwise, with respect to the presence or alleged presence of Hazardous Substances in any product or item manufactured, installed, designed, produced, marketed, repaired, sold or distributed by the Target Companies.

(e)    Seller has furnished to Buyer all environmental audits, assessments, and reports and other material documents identifying material liabilities under Environmental Laws, which relate to the Transferred Companies’ and their respective Subsidiaries’ past or current operations, properties or facilities and which are in Seller’s or the Target Companies’ possession or under their reasonable control.

Section 2.15    Employees, Labor Matters, Etc.

(a)    Section 2.15(a)(i) of the Seller Disclosure Letter sets forth a list of each collective bargaining agreement or other similar contract with a labor union, labor organization or works council (each, a “Labor Contract”) to which any of the Transferred Companies or the Business is a party or otherwise bound. Except as set forth in Section 2.15(a)(ii) of the Seller Disclosure Letter, there are no Labor Contracts or any other labor-related agreements or arrangements that pertain to any of the employees whose services relate solely or primarily to the Business or to any employees of a Transferred Company who are not Non-Business Employees (the “Business Employees”); and no employees of the Transferred Companies or the Business are represented by any labor union, works council, or other labor organization with respect to their employment with the Target Companies or the Business. Except as set forth in Section 2.15(a)(iii) of the Seller Disclosure Letter, since January 1, 2018, there has been no pending or, to the Knowledge of Seller, threatened unfair labor practice charge, material labor grievance, material labor arbitration, strike, slowdown, picketing, material hand billing or work stoppage by, or material lockout of, or other similar labor activity or organizing campaign with respect to, or against or affecting, the Transferred Companies or their respective Subsidiaries or the Business. The Target Companies and Seller (but solely with respect to the Business) are, and since January 1, 2018 have been, in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, employee classification and wages and hours.

(b)    During the 90 days prior to the date hereof, none of the Transferred Companies or their respective Subsidiaries has effectuated (i) a “plant closing” or (ii) a “mass layoff” (as defined in the WARN Act).

(c)    Except as set forth on Section 2.15(c) of the Seller Disclosure Letter, since January 1, 2018, to the Knowledge of Seller, none of the Transferred Companies, their respective Subsidiaries or Seller (but solely with respect to the Business) has received any allegations of sexual harassment or similar misconduct of a sexual nature involving any of their respective current or former officers, executive officers or supervisory employees.

(d)    Section 2.15(d)(i) of the Seller Disclosure Letter sets forth each employee layoff, facility closure or shutdown (whether voluntary or by Law), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees or individual independent contractors of the Target Companies (but solely with respect to the Business) or the Business that has occurred since March 1, 2020 or is currently planned or announced, including as a result of COVID-19 or any Law, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19. The Target Companies and the Business have not otherwise experienced any material employment-related liability with respect to COVID-19. Section 2.15(d)(ii) of the Seller Disclosure Letter further sets forth a list of all Business Employees since January 1, 2020, indicating for each such individual (i) the individual’s job position, annual salary or wage rate, employing entity, work location, union status and exempt or non-exempt status (as applicable); (ii) the date upon which any full furlough began and/or ended (including any projected end date which has not occurred yet) for each such individual; (iii) the date upon which a partial furlough or reduction in hours began and/or ended (including any projected end date which has not occurred yet) for each such individual, including a description of the extent of the partial furlough or reduction in hours; (iv) whether each such individual experienced a reduction in salary or wage rate; and (v) whether each such individual’s employment has been permanently terminated or is scheduled to be permanently terminated, including the date of such termination of employment.

(e)    Section 2.15(e)(i) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct listing of the Business Employees, including each such Business Employee’s date of hire, employing entity, job title, current annual compensation or hourly rate (as applicable), current annual incentive compensation eligibility, Fair Labor Standards Act exempt or non-exempt status, primary work location, visa status, active or inactive status and full-time or part-time status. There are no employees of Seller Group who provide services solely or primarily to the Target Companies (other than the corporate and back office employees of Seller Group listed on Section 2.15(e)(ii) of the Seller Disclosure Letter) but are not listed on Section 2.15(e)(i) of the Seller Disclosure Letter.

Section 2.16    Employee Benefit Plans and Related Matters; ERISA.

(a)    Section 2.16(a)(i) of the Seller Disclosure Letter lists all material Company Plans, and separately identifies each U.S. Company Plan and Non-U.S. Company Plan by jurisdiction. Section 2.16(a)(ii) of the Seller Disclosure Letter lists each material Seller Benefit Plan. With respect to each such Company Plan, Seller has made available to Buyer complete and correct copies (to the extent applicable) of (i) the plan and trust documents (with all amendments thereto), and the related insurance contracts or other funding arrangements, or, if unwritten, a written description of the material terms thereof, (ii) the most recent summary plan description, (iii) the most recent actuarial report, financial statements and annual report on Form 5500 and (iv) the most recent IRS determination, advisory or opinion letter. With respect to each material Seller Benefit Plan, Seller has made available to Buyer complete and correct copies (to the extent applicable) of the current plan and trust documents (with all amendments thereto), and the most recent summary plan description (with all summaries of material modifications), or a written summary of the material terms thereof. Except as described in Section 2.16(a)(iii) of the Seller Disclosure Letter, all Company Plans are sponsored by a Target Company, and none provide benefits to or cover employees, officers, directors or individual service providers of the Retained Business or Seller Group.

(b)    Each Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS and, to the Knowledge of Seller, there are no circumstances or events that would reasonably be expected to result in any revocation of, or a change to, such determination letter or otherwise adversely affect the qualification of such Benefit Plan. Each Benefit Plan has been established, maintained, funded, administered and operated in all material respects in accordance with its terms and with applicable Law. No Target Company has incurred, and is not reasonably expected to incur, any material penalty or Tax under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business or the Target Companies, taken as a whole, all required contributions, assessments, reimbursements, distributions, and premium and benefit payments that are due with respect to each Company Plan, and with respect to the Business Employees, each Seller Benefit Plan, have been timely made, and all contributions, assessments, reimbursements, distributions, and premium and benefit payments that are not yet due have been properly accrued in accordance with GAAP and all applicable Laws.

(c)    No Benefit Plan is, and no Target Company or any ERISA Affiliate thereof maintains, contributes to, sponsors (or has in the past six years maintained, contributed to, or sponsored), or has any current or contingent liability or obligation with respect to or under: (i) a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code or similar union sponsored pension plan outside of the U.S.; or (ii) a “defined benefit plan” as defined in Section 3(35) of ERISA or a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. No Benefit Plan is (x) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA or (y) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(d)    No Company Plan and, with respect to Business Employees, no Seller Benefit Plan, provides health, medical, dental or life insurance benefits following retirement or other termination of employment or service of any Person, or to any other Person, other than as required under Section 4980B of the Code or employer-subsidized COBRA premiums as required by an employment agreement covering a Business Employee that is disclosed on Section 2.16(a) of the Seller Disclosure Letter.

(e)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business or the Target Companies, taken as a whole, other than routine claims for benefits, there are no pending or, to the Knowledge of Seller, threatened audits, investigations, litigation, proceedings, disputes or claims by or on behalf of any participant in any of the Company Plans and, with respect to Business Employees, each Seller Benefit Plan, or otherwise involving any Company Plans and, with respect to Business Employees, each Seller Benefit Plan, or the assets of any Company Plans and, with respect to Business Employees, each Seller Benefit Plan.

(f)    Without limiting the generality of Section 2.16(a) through Section 2.16(e), each Non-U.S. Company Plan (i) has been in all material respects established, maintained, funded and administered in accordance with its terms and all applicable Laws of any controlling Governmental Authority, (ii) that is required to be funded and/or book reserved is funded and/or book reserved, as appropriate, in all material respects in accordance with applicable Law, (iii) is not a “defined benefit pension plan” (as defined in ERISA, whether or not subject to ERISA), or a seniority premium, termination indemnity, gratuity or similar benefit plan or arrangement that has any unfunded or underfunded liabilities, and (iv) required to be registered has been registered and has been maintained in good standing in all material respect with applicable regulatory authorities and is approved by any applicable taxation authorities to the extent such approval is available. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business or the Target Companies, taken as a whole, all contributions or payments required to be made by a Target Company to any benefit or compensation plan or arrangement sponsored by a Governmental Authority have been timely made or, if not yet due, properly accrued.

(g)    Each Benefit Plan that constitutes a “non-qualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated and maintained, in form and operation, in all material respects in accordance in all respects with Section 409A of the Code and applicable guidance of the Department of Treasury and Internal Revenue Service; and no amount under any such Benefit Plan is, or is reasonably expected to be, or has been, subject to the interest or additional tax set forth under Section 409A(a)(1)(B) of the Code. No Target Company has any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Tax, including under Section 409A or 4999 of the Code.

(h)    Except as set forth in Section 2.16(h) of the Seller Disclosure Letter, neither the execution, delivery and performance of this Agreement by the Transferred Companies nor the consummation by the Transferred Companies of the transactions contemplated by this Agreement will (either alone or in combination with any other event) result in (i) any payment (whether in cash, property or vesting of property) becoming due, or an increase in the amount of compensation or benefits or the acceleration of the vesting, funding or timing of payment of any compensation or benefits payable, to or in respect of any current or former employee, officer, director or independent contractor of any of the Transferred Companies or any of their respective Subsidiaries or (ii) any increased or accelerated funding obligation with respect to any Company Plan.

(i)    Except as set forth in Section 2.16(i) of the Seller Disclosure Letter, no payment or deemed payment by the Transferred Companies or any of their respective Subsidiaries will arise or be made as a result (either alone or in combination with any other event) of the execution, delivery and performance of this Agreement by the Transferred Companies, or the consummation by the Transferred Companies of the transactions contemplated by this Agreement, that, individually or in the aggregate, could be characterized as an “excess parachute payment” (as defined in Section 280G of the Code).

Section 2.17    Tax Matters.

(a)    Filing and Payment. All income and other material Tax Returns required to be filed by, on behalf of or with respect to the Transferred Companies or any of their respective Subsidiaries have been duly and timely filed and are true, complete and correct in all material respects. All income and other material Taxes (whether or not reflected on such Tax Returns) required to be paid by the Transferred Companies or any of their respective Subsidiaries have been duly and timely paid. All material Taxes required to be withheld by the Transferred Companies or any of their respective Subsidiaries have been duly and timely withheld, and such withheld Taxes have been duly and timely paid to the proper Governmental Authority.

(b)    Procedure and Compliance. (i) No written agreement waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any material amount of Taxes with respect to the Transferred Companies or any of their respective Subsidiaries has been filed or entered into with any Governmental Authority; (ii) the time for filing any income or other material Tax Return with respect to the Transferred Companies or any of their respective Subsidiaries has not been extended, which extension of time is currently outstanding, other than any such extension of time received in the ordinary course of business; (iii) no income or other material Taxes or income or other material Tax Returns with respect to the Transferred Companies or any of their respective Subsidiaries are currently under audit, assessment or examination by any Governmental Authority, and no such audit, assessment or examination is pending or has been threatened in writing; and (iv) no Governmental Authority has asserted in writing any deficiency with respect to income or other material Taxes against any of the Target Companies with respect to any taxable period for which the period of assessment or collection remains open, which deficiency has not been resolved. No claim has ever been made by a Governmental Authority in writing in a jurisdiction where any Transferred Company or their respective Subsidiaries does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction, which claim has not been resolved.

(c)    Closing Agreements and Consolidation. No Target Company (i) has received or applied for a material Tax ruling or entered into a material closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state, local or non-U.S. law), in either case that would be binding upon any Target Company on or after the Closing Date, or would require any Target Company to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, (ii) is or has been during the past five years a member of any affiliated, consolidated, combined or unitary group that includes any Person other than the Target Companies, for purposes of filing Tax Returns on net income (other than a group the common parent of which was Seller or an Affiliate of Seller) or (iii) has any liability for the Taxes of any Person (other than Seller and its Affiliates, including the Target Companies) (A) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law or (B) as a transferee or successor, by contract (other than a contract the principal subject matter of which does not relate to the payment of Taxes) or by operation of Law.

(d)    Liens. There are no Liens for income or other material Taxes upon any of the assets of the Target Companies other than Permitted Liens.

(e)    Certain Agreements. None of the Target Companies is a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than Tax indemnification provisions contained in agreements the principal subject matter of which does not relate to the payment of Taxes.

(f)    Certain Elections. None of the Target Companies will be required to pay any Tax after the Closing Date as a result of an election made pursuant to Section 965(h) of the Code prior to the Closing Date.

(g)    Certain Events. No Target Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting or use of an improper method accounting for a taxable period ending on or prior to the Closing Date; (ii) prepaid amount received or deferred revenue accrued prior to the Closing (including pursuant to Section 451 of the Code); or (iii) installment sale or open transaction disposition made on or prior to the Closing Date. No Target Company has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c) (or any corresponding or similar provision of state, local or non-U.S. tax Law).

(h)    With respect to each Transferred Company and their respective Subsidiaries, Section 2.17(h) of the Seller Disclosure Letter lists each entity classification election (if any) and change in entity classification (if any) that has been made under Treasury Regulations Section 301.7701-3 for U.S. federal income Tax purposes.

(i)    To the Knowledge of Seller, no Target Company has a permanent establishment in a jurisdiction other than its jurisdiction of formation or incorporation, as applicable.

Section 2.18    Insurance.

(a)    All current property and liability insurance policies covering the Transferred Companies, their Subsidiaries, the Assets or the Business (the “Insurance Policies”) are in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis). None of Seller Group or the Target Companies has received written notice of any cancellation, termination, adverse modification or revocation, nor to the Knowledge of Seller is there any threatened cancellation, termination, adverse modification or revocation, or other written notice that any such Insurance Policy is no longer in full force or effect or that the issuer of any Insurance Policy is not willing or able to perform its obligations thereunder. There is no material claim by or with respect to any Target Company, the Assets or the Business pending under any of such Insurance Policies as to which coverage has been denied by the underwriters of such policies. The Insurance Policies provide coverage in such amounts as is customarily carried by Persons conducting businesses similar to the Business and provide adequate insurance for the Business and the Assets, except where the failure to so provide adequate insurance would not be material to the Business or the Target Companies, taken as a whole.

(b)    Section 2.18 of the Seller Disclosure Letter sets forth a true, complete and accurate list of all material Insurance Policies, together with a description of all material claims pending thereunder.

Section 2.19    Finders’ Fees. Except as set forth in Section 2.19 of the Seller Disclosure Letter, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Seller Group, the Transferred Companies or any of their Subsidiaries who might be entitled to any fee, payment or commission from Buyer or any of its Affiliates (including, after the Closing, the Target Companies) in connection with the consummation of the transactions contemplated hereby.

Section 2.20    Transactions with Affiliates. Section 2.20 of the Seller Disclosure Letter lists all Affiliate Arrangements that are in effect as of the date hereof.

Section 2.21    Material Commercial Relationships.

(a)    Section 2.21(a) of the Seller Disclosure Letter sets forth (i) the 10 largest airline customers of the Business for the 12-month period ended December 31, 2019, the three-month period ended March 31, 2020 and the three-month period ended June 30, 2020, determined based on the aggregate amount of service revenue attributable to such airline (or airline passengers) to the Business for goods or services in the relevant periods (the “Material Airlines”), (ii) the 10 largest providers of satellite capacity to the Business for the 12-month period ended December 31, 2019, the three-month period ended March 31, 2020 and the three-month period ended June 30, 2020, determined based on the aggregate amount paid by the Business to such providers in the relevant periods (the “Material Satellite Capacity Providers”), (iii) the 10 largest vendors to the Business for the 12-month period ended December 31, 2019, the three-month period ended March 31, 2020 and the three-month period ended June 30, 2020, determined based on the aggregate amount of expenses accrued by the Business in respect of goods or services provided by such vendors (excluding the Material Satellite Capacity Providers and other providers of satellite capacity) in the relevant periods (the “Material Suppliers”), and (iv) certain other commercial relationships as set forth on Section 2.21(a)(iv) of the Seller Disclosure Letter (the “Other Material Relationships,” and collectively with the Material Airlines, the Material Satellite Capacity Providers and the Material Suppliers, the “Material Commercial Relationships”).

(b)    No Material Commercial Relationship has ceased doing business with Seller Group (with respect to the Business) or any Target Company and neither Seller Group nor any Target Company has received any written notice from any such Material Commercial Relationship (and, to the Knowledge of Seller, no Material Commercial Relationship intends to) (i) terminating or cancelling its agreement with Seller Group (with respect to the Business) or any Target Company or (ii) materially reducing, or adversely changing the terms of, its purchase of services or goods from Seller Group (with respect to the Business) or any Target Company, or materially reducing, or adversely changing the terms of, its sale of capacity, goods or services to Seller Group (with respect to the Business) or any Target Company, as applicable, in each case from the levels achieved during the 12-month period ended December 31, 2019.

Section 2.22    Inventory. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Target Companies, taken as a whole, all inventory of the Business (a) was acquired or procured in the ordinary course, (b) is of good and merchantable quality, (c) is not defective, damaged or obsolete and meets (i) all material internally imposed quality control standards and (ii) all quality control standards as required by the FAA as a condition to FAA Authorization and each other applicable Law and Order, and (d) is free and clear of all Liens, except for Permitted Liens. Seller and its Subsidiaries have maintained inventory levels with respect to the Business (x) in the ordinary course of business and (y) at levels sufficient to satisfy the obligations of the Business and the Target Companies under all Material Contracts.

Section 2.23    Product Warranties.

(a)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the Target Companies, taken as a whole, there are no outstanding product warranty claims with respect to the services and products of the Business for which the Target Companies would be liable or responsible and no outstanding product warranty obligations (outside of any airline contracts entered into in the ordinary course of business), other than those arising by operation of Law.

(b)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the Target Companies, taken as a whole, no Person has asserted or threatened in writing, or, to the Knowledge of Seller, otherwise threatened, to assert any material claim with respect to product safety, defect, negligence or liability with respect to any products manufactured, produced, distributed or sold by the Target Companies or the Business or any services performed by the Target Companies or the Business.

Section 2.24    International Trade.

(a)    The Target Companies, each of their respective directors, officers and employees, and, to the Knowledge of Seller, any agent, distributor, reseller or any other person acting for, at the direction, or on behalf of any of them are and, in the past five years, have been in compliance with (i) all applicable sanctions laws, including the U.S. economic sanctions laws administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”); (ii) any laws or regulations regarding the importation of goods, including the U.S. import laws administered by U.S. Customs and Border Protection, in all material respects; (iii) all applicable export control laws, including the Export Administration Regulations administered by the U.S. Department of Commerce (“Commerce”) and the International Traffic in Arms Regulations administered by the U.S. Department of State, in each case, in all material respects; and (iv) the anti-boycott regulations administered by Commerce and the U.S. Department of the Treasury (collectively, the “Customs & International Trade Laws”) in all material respects, in each case related to the regulation of exports (including deemed exports), re-exports, transfers, releases, shipments, transmissions, imports or similar transfer of goods, technology, data, Software or services, or any other transactions or business dealings, by or on behalf of the Target Companies.

(b)    None of the Target Companies nor any of their directors, officers, or employees, nor, to the Knowledge of Seller, any agent, distributor, reseller or any other person acting for, at the direction of, or on behalf of any of them (i) is or has been designated on, or is owned or controlled by any party that has been, or is designated on, any list of restricted parties maintained by any applicable Governmental Authority, including OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s list of Foreign Sanctions Evaders, OFAC’s Sectoral Sanctions Identifications List, Commerce’s Denied Persons List, Commerce’s Entity List, and the Debarred List maintained by the U.S. Department of State (“Sanctioned Person”), (ii) has been resident, located or organized in a jurisdiction that is or has in the last five years been subject to a U.S. comprehensive embargo (including in any dealings or transactions with any Sanctioned Person or in any of Cuba, Iran, North Korea, Syria, Venezuela or the Crimea region of Ukraine (each, a “Sanctioned Country”) or (iii) has engaged in any dealings or transactions with or relating to any Sanctioned Person or in or relating to any Sanctioned Country.

(c)    There is no current Litigation by any Governmental Authority regarding the actual or possible violation of any laws relating to Customs & International Trade Laws, and in the past five years, the Target Companies have not received any written notice that there is any Litigation by any Governmental Authority regarding an actual or possible violation of Customs & International Trade Laws. The Target Companies have not made any voluntary or involuntary disclosure to a Governmental Authority concerning any actual or possible violation or wrongdoing related to Customs & International Trade Laws.

(d)    Seller has and maintains procedures and internal controls reasonably designed to ensure compliance with Customs & International Trade Laws.

Section 2.25    Anti-Corruption Laws.

(a)    The Target Companies, and each of their respective officers, directors and employees (the “Company Relevant Persons”), have not, and to the Knowledge of Seller, no agents, resellers or other third-party representatives of the Target Companies while acting for or on behalf of them or, to the Knowledge of Seller, no other Persons while acting for or on behalf of them (the “Other Relevant Persons”) have, directly or indirectly, violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010 or any other anti-corruption or anti-bribery law (collectively, the “Anti-Corruption Laws”) to the extent applicable to the operations of the Target Companies or the Business.

(b)    The Target Companies and Company Relevant Persons have not and, to the Knowledge of Seller, Other Relevant Persons have not made or authorized an offer, payment, or promise to pay any gift, bribe, rebate, loan, payoff, kickback or any other transfer of value provided to any Government Official for the purpose of inducing such Government Official to do any act or make any decision in an official capacity, including a decision to fail to perform an official function, or to use his or her or its influence with a Governmental Authority in order to affect any act or decision of such Governmental Authority, in each case in violation of applicable Anti-Corruption Laws.

(c)    There is no current Litigation by any Governmental Authority regarding the actual or possible violation of the Anti-Corruption Laws by any of the Target Companies, and in the past five years, the Target Companies have not received any written notice that there is any Litigation by any Governmental Authority regarding an actual or possible violation of the Anti-Corruption Laws. The Target Companies have not made any voluntary or involuntary disclosure to a Governmental Authority concerning any actual or possible violation or wrongdoing related to Anti-Corruption Laws.

(d)    Seller has and maintains policies, procedures and internal controls reasonably designed to ensure compliance with Anti-Corruption Laws in all material respects.

Section 2.26    FCC and Other Authorizations.

(a)    Section 2.26(a) of the Seller Disclosure Letter sets forth a true and complete list as of the date hereof of all Permits that are used in the Business as currently conducted and issued to one of the Target Companies by (i) the FCC (the “FCC Authorizations”), including any equipment authorizations (the “Business FCC Equipment Authorizations”), and (ii) by any foreign licensing Governmental Authority that regulates communications by radio, television, wire, satellite or cable (the “International Communications Authorizations” and collectively with the FCC Authorizations, the “Communications Authorizations”), including all pending applications therefor; provided that for purposes of this Section 2.26, each reference to “Permit” shall not include waivers, concessions, exemptions, implied authorizations, implied exceptions or other similar exceptions to licensing or implied permissions. As of the date of this Agreement, except for applications or petitions related to the Licenses, none of Seller Group or the Target Companies has filed with the FCC or any other Governmental Authority any applications or petitions relating to the Communications Authorizations which are pending before such Governmental Authority.

(b)    The FCC Authorizations constitute all of the authorizations required under the Communications Act of 1934 (the “Communications Act”) or the rules and regulations of the FCC for the present operation of the Business in all material respects and Seller Group and the Target Companies are operating in compliance with the FCC Authorizations in all material respects. The FCC Authorizations are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired. With respect to the FCC Authorizations, all material reports and filings required by applicable Law to be filed with, and all regulatory fees required by applicable Law to be paid to, any Governmental Authority by Seller Group or any of the Target Companies (i) have been timely filed and paid and (ii) are accurate and complete in all material respects.

(c)    Except as would not reasonably be expected to be material to the Target Companies, taken as a whole, (i) the International Communications Authorizations constitute all of the authorizations required from any foreign Governmental Authority for the present operation of the Business, (ii) the Target Companies are operating in compliance with the International Communications Authorizations and (iii) the International Communications Authorizations are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired. With respect to the International Communications Authorizations, all material reports and filings required by applicable Law to be filed with, and all regulatory fees required by applicable Law to be paid to, any Governmental Authority by Seller Group or any of the Target Companies (i) have been timely filed and paid and (ii) are accurate and complete in all material respects, in each case except as would not reasonably be expected to be material to the Target Companies, taken as a whole.

(d)    There is not pending or, to the Knowledge of Seller, threatened any action by or before the FCC or any other Governmental Authority to revoke, suspend, cancel, rescind or adversely modify any of the Communications Authorizations (other than proceedings relating to rules of general applicability), and there is no order to show cause, notice of violation, notice of apparent liability, or notice of forfeiture or formal complaint pending or, to the Knowledge of Seller, threatened against Seller Group, any Target Company, or the Business by or before the FCC or any other Governmental Authority.

(e)    Section 2.26(e) of the Seller Disclosure Letter sets forth a true complete list as of the date hereof of any equipment authorization issued by the FCC and held by a Target Company (the “FCC Equipment Authorizations”).

Section 2.27    FAA and Other Authorizations.

(a)    Section 2.27(a) of the Seller Disclosure Letter sets forth a true and complete list as of the date hereof of all Permits that are used in the Business as currently conducted and issued to one of the Target Companies by (i) the FAA (the “FAA

Authorizations”) and (ii) by any foreign licensing Governmental Authority that regulates aircraft, including the maintenance thereof and the manufacture of parts therefor (the “International Aviation Authorizations” and collectively with the FAA Authorizations, the “Aviation Authorizations”), including all pending applications therefor. As of the date of this Agreement, none of Seller Group or the Target Companies has filed with the FAA or any other Governmental Authority any applications or petitions relating to the Aviation Authorizations which are pending before such Governmental Authority.

(b)    Except as would reasonably be considered ancillary to the operation of the Business, (i) the FAA Authorizations constitute all of the authorizations required by the rules and regulations of the FAA for the present operation of the Business, (ii) the International Aviation Authorizations constitute all of the foreign authorizations required from any foreign Governmental Authority for the present operation of the Business, and (iii) the Aviation Authorizations are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired. There is not pending or, to Knowledge of Seller, threatened any action by or before the FAA or any other Governmental Authority to revoke, suspend, cancel, rescind or adversely modify any of the Aviation Authorizations (other than proceedings relating to rules of general applicability), and there is no order to show cause, notice of violation, notice of apparent liability, or notice of forfeiture or formal complaint pending or, to the Knowledge of Seller, threatened against Seller Group, the Target Companies, or the Business, by or before the FAA or any other Governmental Authority. Except as would reasonably be considered ancillary to the operation of the Business, Seller Group and the Target Companies are operating in compliance with the Aviation Authorizations.

(c)    With respect to the Aviation Authorizations, all material reports and filings required by applicable Law to be filed with, and all regulatory fees required to be paid to, any Governmental Authority by Seller Group or any of the Target Companies (i) have been timely filed and paid and (ii) are accurate and complete in all material respects, in each case, except as would reasonably be considered ancillary to the operation of the Business.

Section 2.28    Solvency; Fairness Opinion.

(a)    As of the date hereof, no petition in bankruptcy (voluntary or otherwise), attachment, execution proceeding, assignment for the benefit of creditor, or petition seeking reorganization or insolvency, arrangement or other action or proceeding under federal or state bankruptcy law is pending against or, to the Knowledge of Seller, threatened against Seller or any other Person to the extent relating to the Business or the Transferred Assets.

(b)    As of the Closing Date, immediately prior to, and immediately after giving effect to the consummation of the transactions contemplated hereunder and in the Ancillary Agreements, Seller is and will be, as applicable, Solvent. The amount of Purchase Price being received by Seller constitutes reasonably equivalent value and fair consideration for the Business and the Transferred Assets. Seller is not entering into this Agreement or any of the Ancillary Agreements to which it is or will be a party, and is not consummating the transactions contemplated hereunder or thereunder, with any intent to hinder, delay, or defraud any of its creditors or other stakeholders. As used herein, the term “Solvent” means, with respect to Seller, (i) the Seller shall own assets having fair saleable value on a consolidated basis greater than the total amount of Seller’s liabilities (including a reasonable estimate of the amount of contingent liabilities), (ii) taking into account reasonably anticipated sources of refinancing or other cash availability, Seller is able to realize upon its assets and satisfy its debts and other liabilities as they mature, and (iii) Seller does not have unreasonably small capital with which to conduct its business, including the Retained Business, following the Closing. For the avoidance of doubt, for purposes of this definition, “fair saleable value” shall mean Seller’s reasonable estimate of the total amount at which the assets (tangible, intangible or otherwise, including the Retained Business) of the Seller would change hands between one or more willing buyers and a willing seller in one or more divestitures.

(c)    The board of directors of Seller has received a customary fairness opinion from an independent nationally recognized investment bank stating that the consideration to be received by Seller for the Units is fair to Seller from a financial point of view.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller, as of the date hereof and as of the Closing Date (provided that for purposes of the representations and warranties of Buyer contained in Sections 3.1(b), 3.2, 3.3, 3.4 and 3.8, such representations and warranties are made by Buyer after giving effect to the Bankruptcy Court Order and the DIP Order), as follows:

Section 3.1    Organization.

(a)    Buyer is a a société anonyme duly organized and validly existing under the laws of the Grand Duchy of Luxembourg.

(b)    Buyer has all requisite organizational power and authority to carry on its business as now conducted.

Section 3.2    Corporate and Governmental Authorization.

(a)    Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements by Buyer, the performance of Buyer’s obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action of Buyer. Buyer has duly executed and delivered this Agreement, and on the Closing Date will have duly executed and delivered the Ancillary Agreements. Assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and each such Ancillary Agreement when so executed and delivered by Buyer will constitute, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms.

(b)    The execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer, and the consummation of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and the Competition Laws of the jurisdictions set forth in Section 2.2(b)(i) of the Seller Disclosure Letter, (ii) the Communications Authorizations Filings, (iii) the Communications Authorizations Consents, (iv) filing the CFIUS Notice and receipt of the CFIUS Clearance and (v) any actions or filings under Laws (other than Competition Laws) the absence of which would not materially impair the ability of Buyer to consummate the transactions contemplated hereby or thereby.

Section 3.3    Non-Contravention. The execution and delivery of this Agreement and the Ancillary Agreements by Buyer, and the performance of its obligations hereunder and thereunder, do not and will not (a) conflict with or result in any violation or breach of any provision of any of the Organizational Documents of Buyer, (b) assuming compliance with the matters referred to in Section 3.2(b), conflict with or result in any violation or breach of any provision of any applicable Law or (c) require any consent or other action by any Person under any provision of any material agreement or other instrument to which Buyer is a party, except in the case of clauses (b) and (c), as would not reasonably be expected to materially impair the ability of Buyer to consummate the transactions contemplated hereby or thereby.

Section 3.4    Financing.

(a)    Buyer will have, as of the date it is required to effect the Closing, cash on hand and/or access through the DIP Financing to funds sufficient to pay the Final Purchase Price and to effect all other transactions contemplated by this Agreement and the Ancillary Agreements. In no event shall the receipt by, or the availability of any funds to, Buyer or any of its Affiliates or any financing be a condition to Buyer’s obligation to consummate the transactions contemplated hereby.

(b)    Buyer has delivered to Seller true and complete copies, including all exhibits, schedules or amendments thereto, of the fully executed DIP Credit Agreement, pursuant to which, subject to the terms and conditions set forth therein, the DIP Lenders have committed to provide Loans (as defined in the DIP Credit Agreement) in the aggregate amounts described therein which Loans are available and permitted to be incurred by the DIP Borrower and the proceeds thereof used to consummate the transactions contemplated herein and in the Ancillary Agreements (such Loans, the “DIP Financing”).

(c)    The DIP Credit Agreement is in full force and effect and is a valid and binding obligation of the DIP Borrower and, to the Knowledge of Buyer, the other parties thereto, enforceable against the DIP Borrower and, to the Knowledge of Buyer, the other parties thereto in accordance with its terms (subject to the Enforceability Exceptions). Assuming (i) the DIP Financing is funded in accordance with the DIP Credit Agreement and (ii) the satisfaction of the conditions set forth in Article 6, the aggregate amount of the proceeds of the DIP Financing, together with cash on hand, will be sufficient to pay the Final Purchase Price and to effect all other transactions contemplated by this Agreement and the Ancillary Agreements (collectively, the “Required Amount”). The obligations of the DIP Lenders to fund Loans under and as defined in the DIP Credit Agreement are not subject to any conditions, other than as expressly set forth in Section 7 of the DIP Credit Agreement, or any contingencies that would permit the DIP Lenders to reduce the total amount of the DIP Financing other than mandatory prepayments as set forth in the DIP Credit Agreement. There are no side letters, understandings or other agreements, contracts or arrangements relating to the availability of the full amount of the DIP Financing, other than as expressly set forth in or contemplated by the DIP Credit Agreement. As of the date of this Agreement, Buyer has fully paid any and all fees and expenses required to be paid pursuant to the terms of the DIP Credit Agreement, to the extent the same are due and payable on or prior to the date hereof. As of the date of this Agreement, (x) the DIP Credit Agreement has not been amended or modified, and no such amendment or modification is contemplated, in each case, by Buyer or, to the Knowledge of Buyer, the other parties thereto, except as expressly permitted herein (including the DIP Amendment) and (y) the respective commitments have not been withdrawn, rescinded or terminated in any way, in each case, by Buyer or, to the knowledge of Buyer, the other parties thereto. As of the date of this Agreement and assuming the satisfaction of the condition set forth in Article 6, (i) no breach or event of default has occurred under the DIP Credit Agreement by Buyer or, to the Knowledge of Buyer, any other party thereto, and (ii) no event has occurred that (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent to funding under the DIP Credit Agreement by Buyer or its Affiliates. As of the date of this Agreement and assuming the satisfaction of the condition set forth in Article 6, Buyer has no knowledge of any facts or circumstances that would reasonably be expected to result in (i) any of the conditions to obtaining the DIP Financing set forth in the DIP Credit Agreement required to be satisfied by Buyer or its Affiliates not being satisfied on a timely basis or (ii) the DIP Financing not being made available to the DIP Borrower on a timely basis in order to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(d)    Assuming the satisfaction of the condition set forth in Article 6, the payment of the Final Purchase Price and the consummation of all other transactions contemplated by this Agreement and the Ancillary Agreements, including the incurrence of the DIP Financing in connection therewith (if applicable), do not or, after giving effect to any amendment, modification, supplement or waiver to the DIP Credit Agreement that is necessary to cause the transactions contemplated by this Agreement to be permitted under the DIP Credit Agreement or to limit the conditions applicable to funding under the DIP Credit Agreement (any such amendment, modification, supplement or waiver, a “DIP Amendment”), will not (i) violate, conflict with or breach any provision of the DIP Credit Agreement, or (ii) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a violation, default or breach under, or cause or permit termination, cancellation, payment or acceleration under, any provision of the DIP Credit Agreement.

Section 3.5    Purchase for Investment. Buyer is purchasing the Units for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Units and is capable of bearing the economic risks of such investment. Buyer acknowledges that the Units have not been registered under the Securities Act or any state securities Laws, and agrees that the Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

Section 3.6    Litigation. There is no Litigation pending against, or, to the Knowledge of Buyer, threatened against or affecting, Buyer before any court or arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or by the Ancillary Agreements, except as would not reasonably be expected to impair the ability of Buyer to consummate the transactions contemplated hereby or by the Ancillary Agreements.

Section 3.7    Finders’ Fees. Except for PJT Partners, whose fees and expenses will be paid by Buyer or its Affiliates, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Buyer who might be entitled to any fee, payment or commission from Seller or any of its Affiliates (other than, following the Closing, the Target Companies) upon consummation of the transactions contemplated by this Agreement.

Section 3.8    Bankruptcy Court Orders. The Bankruptcy Court Order and the DIP Order are in full force and effect, subject to any applicable time for appeal. Buyer is not, and will not be as a result of entering into this Agreement or the Ancillary Agreements or consummating the transactions contemplated hereby or thereby at the Closing, in violation of, or in default under, (a) the Bankruptcy Court Order, (b) the DIP Order or (c) any other Order of the Bankruptcy Court the effect of any of which, independently or in the aggregate, would reasonably be expected to impair the ability of Buyer to consummate the transactions contemplated hereby.

Section 3.9    No Additional Representations; Inspection; COVID-19.

(a)    Buyer has conducted its own investigation, review and analysis of, and reached its own independent conclusions regarding, the business, operations, assets, condition (financial or otherwise) and prospects of the Target Companies. In entering into this Agreement, Buyer acknowledges that it has relied solely upon its own investigation, review and analysis and has not relied on and is not relying on any representation, warranty or other statement (whether written or oral) made by, on behalf of or relating to Seller, the Transferred Companies or any of their Subsidiaries except for the representations and warranties expressly set forth in Article 2 of this Agreement or in any Ancillary Agreement (and, with respect to such representations and warranties, subject to any limitations included in this Agreement or in such Ancillary Agreement as applicable).

(b)    Buyer acknowledges and agrees that (i) other than the representations and warranties expressly set forth in Article 2 of this Agreement or in any Ancillary Agreement, none of Seller, the Transferred Companies or any of their Subsidiaries has made or makes any other representation or warranty, written or oral, express or implied, at law or in equity, with respect to Seller, any Target Company, the Business or the Assets, including any representation or warranty as to (A) value, merchantability or fitness for a particular use or purpose or for ordinary purposes, (B) the operation or probable success or profitability of the Transferred Companies or their Subsidiaries, the Business or the Assets or (C) the accuracy or completeness of any information regarding any Target Company, the Business or the Assets furnished or otherwise provided to Buyer and its representatives in connection with this Agreement or their investigation of any of the foregoing (including any estimates, forecasts, budgets, projections or other financial information with respect to the Business, the Assets or any Target Company), and (ii) Buyer will have no right or remedy (and Seller and the Target Companies will have no liability whatsoever) arising out of, and Buyer expressly disclaims any reliance upon any representation, warranty or other statement (whether written or oral) made by, on behalf of or relating to Seller or any Target Company including in any information furnished or otherwise provided to Buyer and its representatives in connection with this Agreement or their investigation of the Target Companies (including any estimates, forecasts, budgets, projections or other financial information with respect to the Target Companies and any information disclosed in any virtual data room), or any errors therein or omissions therefrom, other than the representations and warranties expressly set forth in Article 2 of this Agreement or in any Ancillary Agreement. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall limit the liability of Seller, Seller Group or any other Person (i) for Fraud or (ii) under any existing or future commercial agreements or arrangements (including the Commercial Agreements).

(c)    Buyer acknowledges and agrees that (i) any determination of the existence of a Material Adverse Effect shall exclude any impact on the Business, the Assets and the Target Companies of COVID-19 (including COVID-19 Measures), (ii) Buyer will not seek to avoid any obligation under the Agreement based on an argument that COVID-19 (including COVID-19 Measures) has had or may have a disproportionately adverse effect on the Target Companies, relative to other companies operating in the industries in which the Target Companies operate, whether based on facts as of the date hereof (whether known or unknown as of the date hereof) or as they may develop or become known between the date hereof and the Closing, and (iii) COVID-19 (including COVID-19 Measures) may produce economic, business and human effects in the domestic and international economy, markets and the business of the Target Companies that are unforeseeable as of the date of this Agreement, and Buyer agrees to bear the risk of any such effects under the terms of this Agreement. Notwithstanding anything in this Agreement to the contrary, the acknowledgements and agreements in this Section 3.9(c) shall not apply to Article 6 (other than Section 6.2(d)).

ARTICLE 4

CERTAIN COVENANTS

Section 4.1    Conduct of the Business. From the date hereof until the Closing, except (i) as otherwise expressly contemplated or expressly required by this Agreement or the Ancillary Agreements, (ii) in connection with any COVID-19 Measures, (iii) as required by applicable Law, (iv) as set forth in Section 4.1 of the Seller Disclosure Letter or (v) as otherwise consented to in writing by Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, Seller shall cause each of the Target Companies to use reasonable best efforts to conduct the Business in the ordinary course of business. Except as set forth in Section 4.1 of the Seller Disclosure Letter, without the prior written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), Seller shall not (and shall cause its Subsidiaries not to), with respect to the Business or any Target Company:

(a)    amend the Organizational Documents of any of the Transferred Companies or any of their respective Subsidiaries or take or authorize any action to wind up the affairs or dissolve such Transferred Companies or any of their respective Subsidiaries;

(b)    other than as required by applicable Law or, in the case of the following clauses (ii), (iii) or (v), as required by the existing terms of any existing Company Plan disclosed to Buyer prior to the date hereof, (i) enter into any employment or other similar agreement (or amend any such existing agreement) with, or terminate (other than for “cause”), any (A) Business Employee (or any individual who would be a Business Employee upon hire) at the director level or above or (B) independent contractor with an annual base salary or fee in excess of $160,000, (ii) increase the compensation or benefits payable or provided under any existing, or establish, adopt or enter into any new, severance or termination pay policies or arrangements, (iii) (A) establish, adopt, enter into, terminate or materially amend any bonus, profit-sharing, thrift, pension, retirement, deferred compensation, equity or equity-based or other Company Plan (including any plan, program or arrangement that would be a Company Plan if it was in effect on the date hereof) or, with respect to employees of a Target Company, any Seller Benefit Plan, except in a manner that would not increase the liability of, or any of the obligations set forth in Section 4.5 with respect to, Buyer or any Target Company or (B) accelerate the time of payment, vesting or funding of any compensation or benefits thereunder or otherwise, or (1) increase the compensation, bonus opportunity or other benefits payable or provided to any current or former officer, director, employee or individual independent contractor of the Target Companies (A) at the director level or above or (B) with an annual base salary or fee in excess of $160,000;

(c)    issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance or sale of, or redeem or repurchase any Transferred Company Securities or any Subsidiary Securities or make any changes (by combination, reorganization or otherwise) in the capital structure of any of the Transferred Companies or any of their respective Subsidiaries (other than pursuant to the terms of awards under the Company Plan);

(d)    (i) sell, assign, dispose, abandon, let lapse or expire (except for patents pursuant to their statutory term), transfer, pledge or encumber, or grant any Lien (other than a Permitted Lien) on, any of its Assets, Owned Intellectual Property or equity interests, except in the ordinary course of business, (ii) acquire or purchase any material assets, other than the acquisition of equipment and inventory in the ordinary course of business, (iii) make a material acquisition or investment in any Person or division of a business or (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or recapitalization;

(e)    make any material change in accounting methodology, practice or policy used by the Business in the preparation of its financial statements, other than changes required by GAAP or applicable Law;

(f)    (i) enter into, assume, terminate, renew on materially adverse terms or materially and adversely amend any Material Contract or any agreement that would be a Material Contract if it existed as of the date hereof (in each case, excluding satellite capacity agreements that are the subject of clause (ii)), other than Material Contracts (A) entered into or renewed in the ordinary course of business and (B) where the amount involves, individually or in the aggregate, less than $500,000 in the aggregate, (ii) enter into assume, terminate, extend or permit to extend the term, renew, modify or amend any satellite capacity agreement (including any service order) unless such agreement is terminable in full by a Target Company (without penalty or cost) at any time or (iii) amend, modify or waive any term of any Material Contract, any agreement that would be a Material Contract if it existed as of the date hereof or any satellite capacity agreement (including any service order), in each case, to defer, delay or extend the due date for any payment obligation of Seller Group in connection with the Business or by the Target Companies;

(g)    make any capital expenditures or commitments for capital expenditures in excess of $250,000 individually or $1,000,000 in the aggregate in any given year, other than in the ordinary course of business (which, for the avoidance of doubt, includes airborne equipment) or pursuant to the current capital expenditures budget set forth in Section 4.1(g) of the Seller Disclosure Letter;

(h)    (i) incur any Indebtedness (other than incurrence of Merchant of Record Liabilities, the deferral of payroll taxes in accordance with the CARES Act or guarantees permitted by Section 4.1(h)(iii)), (ii) forgive, cancel or compromise any material debt or claim, or (iii) grant any indemnity, bond or other guarantee for the benefit of any Person, other than, in each case, for which the Target Companies and the Business will not have any liability at and after the Closing;

(i)    commence, pay, discharge, settle or compromise any material Litigation;

(j)    except as required by Law, cause any of the Target Companies to (i) transfer the sponsorship of, or any assets or liabilities of, any Company Plan to any Person other than a Target Company, or (ii) accept the sponsorship, or any assets or liabilities, of any Seller Benefit Plan or any other Benefit Plan that would be a Seller Benefit Plan if in effect as of the date hereof;

(k)    enter into, renew, modify or amend any Affiliate Arrangement that would remain in effect after the Closing or modify or amend the Reorganization Agreement;

(l)    (i) fail to maintain the Leased Real Property in substantially the same condition as of the date of this Agreement, ordinary wear and tear excepted, or (ii) materially and adversely amend or terminate any material Lease or enter into any material new lease, sublease, license or other agreement for the use or occupancy of any real property;

(m)    (i) disclose any trade secrets material to the Business that are either (x) included in the Owned Intellectual Property or (y) that Seller will license to Buyer under the IP License Agreement and material to the Business (other than, in each case, pursuant to a written confidentiality agreement), or (ii) enter into any new contracts or agreements that would require the license, disclosure or delivery of any source code constituting a Business Product;

(n)    except to the extent an action is taken with respect to a Consolidated or Combined Return that could not reasonably be expected to result in an increase in the Tax liability of any Target Company for any period following the Closing, (i) make, change or revoke any income or other material Tax election, (ii) change any Tax annual accounting period, (iii) adopt or change any income or other material Tax accounting method, (iv) file any amended income or other material Tax Return, (v) enter into any material closing agreement, (vi) settle, compromise, concede or abandon any Tax claim or assessment relating to a material amount of Taxes, (vii) surrender any right to claim a material refund of Taxes, (viii) fail to pay any income or other material Tax as it becomes due, or (ix) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to a material amount of Taxes;

(o)    declare, make or pay any dividend or other distribution or return any capital (in each case other than cash and cash equivalents) or undergo any capital reorganization;

(p)    negotiate, modify, extend or enter into any Labor Contract or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Target Companies or the Business;

(q)    layoff any Business Employee (other than for cause or documented significant poor performance) or implement or conduct any plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions;

(r)    enter into, allow or provide for, sell, advertise or otherwise promote pre-paid or similar service agreements;

(s)    waive or release any noncompetition, non-solicitation, nondisclosure, noninterference, non-disparagement or other similar restrictive covenant obligations of any current or former employee or independent contractor;

(t)    authorize, agree or commit to do any of the foregoing.

Buyer shall (i) designate the representatives listed on Section 4.1 of the Buyer Disclosure Letter to review and issue written consents on behalf of Buyer upon written request by Seller pursuant to this Section 4.1 and (ii) use reasonable best efforts to ensure that such representatives are available to have discussions with Seller in a timely manner and to respond to any requests from Seller for a consent under this Section 4.1. Such representative shall, upon receipt of a written request from Seller for a consent under this Section 4.1, promptly confirm receipt of such request to Seller. If Buyer’s designated representatives fail to respond to a written request from Seller for approval but have provided confirmation of receipt of such request (and, in the event Buyer’s designated representatives have not provided confirmation of receipt of Seller’s written request for approval, Seller has used reasonable efforts to contact Buyer’s representatives not more than three Business Days after submission of Seller’s initial written request) required pursuant to this Section 4.1 within five Business Days after receipt of Seller’s initial written request, Buyer shall be deemed to have provided its written consent (except in the case of clauses (a), (c), (d), (f)(ii), (i) (to the extent involving non-monetary obligations), (k) (n), (p), (q) and, to the extent with respect to any of the foregoing, (t) of this Section 4.1). If Buyer’s designated representatives deny a request from Seller for a consent under this Section 4.1 or such consent is conditional on terms that in Seller’s good faith judgment are burdensome or unreasonable, then Seller may request a review of such request for consent with the Chief Executive Officer of Buyer.

Section 4.2    Access to Information; Confidentiality; Books and Records.

(a)    Subject to applicable Laws (including COVID-19 Measures), from the date hereof until the Closing, Seller shall (i) give Buyer and its Representatives reasonable access to the offices, properties, books and records of any Target Company, (ii) furnish to Buyer and its Representatives such financial and operating data and other information to the extent relating to the Business or the Target Companies as such Persons may reasonably request and (iii) instruct the Representatives of Seller and Seller’s Affiliates to cooperate with Buyer and its Representatives in connection with the integration of the Target Companies into Buyer’s organization following the Closing.

(b)    Subject to applicable Laws (including COVID-19 Measures), from and after the Closing, Seller, on the one hand, and Buyer, on the other hand, shall promptly afford the other party and its respective Representatives reasonable access (including the right to make copies) to their respective books and records, information, employees and auditors in each case to the extent relating to the Business or the Target Companies and necessary or useful for the party requesting such access in connection with any audit, investigation, dispute or Litigation; provided that the party requesting such access agrees to reimburse the other party promptly for all reasonable and documented out-of-pocket costs and expenses incurred in connection with any such request; provided, however, that neither party shall be obligated to provide the other party any such access if Seller or its Affiliates, on the one hand, or Buyer or its Affiliates, on the other hand, are adverse parties in any such audit, investigation, dispute or Litigation and (x) such books, records, information, employees and auditors are reasonably pertinent thereto or (y) such access would be in contravention of Law.

(c)    Notwithstanding anything to the contrary in Section 4.2(a) or (b), (i) access rights pursuant to Section 4.2(a) or (b) shall be exercised in such manner as not to (A) interfere unreasonably with the conduct of the Business or any other business of the party granting such access or (B) jeopardize the health and safety of any person who would be involved with facilitating such access, (ii) the party granting access may withhold any document (or portions thereof) or information (A) in the case the party granting access is Buyer, that is subject to the terms of a non-disclosure agreement with a third party or constitutes a trade secret of the Business, (B) that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, is reasonably likely to constitute a waiver of any such privilege or (C) if the provision of access to such document (or portion thereof) or information, as determined by such party’s counsel, would reasonably be expected to conflict with applicable Laws, and (iii) neither Seller nor any of its Affiliates or Representatives shall have any obligation to provide Buyer or its Representatives (A) access to any portion of any Tax Return filed by Seller or any of its Affiliates, or any related materials, in each case to the extent not relating to one of the Target Companies, (B) access to any individual personnel or payroll records, in each case to the extent not relating to one of the Company Employees or the Target Companies, or (C) access to the properties or assets of the Target Companies to conduct any subsurface or Phase II environmental investigation, or sampling or testing of any environmental medium.

(d)    All information provided to Buyer pursuant to Section 4.2 prior to the Closing shall be held by Buyer as Confidential Information (as defined in the Confidentiality Agreement, dated as of June 23, 2020, between Seller and Buyer (the “Confidentiality Agreement”)) and shall be subject to the Confidentiality Agreement; provided that, notwithstanding anything to the contrary in the Confidentiality Agreement, Buyer, its Affiliates and its and their respective Representatives may disclose and use Confidential Information as required by this Agreement and the Ancillary Agreements or otherwise with Buyer’s prior written consent (which may not be unreasonably withheld, conditioned or delayed). The Confidentiality Agreement shall automatically terminate as of the Closing Date; provided that (i) the obligations of Buyer and its Representatives (as defined in the Confidentiality Agreement) with respect to the disclosure of any Confidential Information solely pertaining to the Retained Business and (ii) the obligations of Buyer and its Affiliates with respect to the solicitation of the employees set forth on Exhibit A thereto, in each case, shall survive such termination and continue in accordance with the terms of the Confidentiality Agreement for the terms set forth therein.

(e)    Subject to Section 4.23(e), Seller and its Affiliates shall have the right to retain copies of all books, data, files, information and records in any media (including, for the avoidance of doubt, Tax Returns and other information and documents relating to tax matters) of each Target Company relating to periods ending on or prior to the Closing Date (i) relating to information (including employment and medical records) regarding the Company Employees, (ii) as may be required by any Governmental Authority, including pursuant to any applicable Law or regulatory request, (iii) as may be necessary to comply with ordinary course electronic back-up practices or (iv) as may be necessary for Seller or its Affiliates to perform their respective obligations pursuant to this Agreement or any of the Ancillary Agreements, in each case subject to compliance with all applicable privacy Laws. Buyer agrees that, with respect to all original books, data, files, information and records of the Target Companies existing as of the Closing Date, it will (w) comply in all material respects with all applicable Laws relating to the preservation and retention of records, (x) apply preservation and retention policies that are no less stringent than those generally applied by Buyer to its own books and records, (y) make the same available after the Closing for inspection and copying by Seller or its representatives (at Seller’s expense) during regular business hours and upon reasonable request and upon reasonable advance notice, and (z) for at least six years after the Closing Date, preserve and retain all such original books, data, files, information and records and thereafter dispose of such original books, data, files, information and records in the ordinary course of business.

Section 4.3    Governmental Approvals; Third-Party Consents.

(a)    Each of the parties shall use its reasonable best efforts to take, or cause to be taken, all appropriate action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable. In furtherance of the foregoing, Seller and Buyer agree to (i) make, as promptly as practicable, all filings and applications (including draft filings and applications) with and to, and seek to obtain all licenses, Permits, consents, approvals, authorizations, qualifications and orders of, applicable Governmental Authorities to consummate the transactions contemplated by this Agreement and (ii) obtain consents from other Persons, if any, listed on Section 2.3 of the Seller Disclosure Letter. In furtherance of the foregoing, Buyer agrees to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Authority or such other Person whose consent or approval is sought hereunder or under an Ancillary Agreement.

(b)    In furtherance of the provisions set forth in Section 4.3, Seller and Buyer shall (i) (A) file or cause to be filed a Notification and Report Form with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable following the date hereof, but in no event later than 10 Business Days following the execution and delivery of this Agreement (unless a later period is agreed to in writing by both Buyer and Seller), and to include in such Notification and Report Form a request for early termination or acceleration of any applicable waiting or review periods, to the extent available under the HSR Act and (B) file or cause to be filed any other notification and report forms with other applicable Governmental Authorities that may be required pursuant to applicable Competition Laws with respect to the transactions contemplated hereby as promptly as practicable following the date hereof, but in no event later than 10 Business Days following the execution and delivery of this Agreement (unless a later period is agreed to in writing by both Buyer and Seller), and to include in such filing, notification and report form a request for early termination or acceleration of any applicable waiting or review periods, to the extent available under the applicable Competition Law, (ii) file or cause to be filed the Communications Authorizations Filings necessary to obtain any Communications Authorizations Consents with respect to the transactions contemplated hereby as promptly as practicable following the date hereof, but in no event later than 10 Business Days following the execution and delivery of this Agreement (unless a later period is agreed to in writing by both Buyer and Seller) and (iii) thereafter provide as promptly as reasonably practicable any supplemental information requested in connection with the HSR Act, any other Competition Law and the Communications Authorizations Filings. In connection therewith, Seller and Buyer shall (v) furnish to the other party such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of any filing or submission that is necessary, proper or advisable under the HSR Act, other Competition Laws, the Communications Act or the rules and regulations of the FCC or the Communications Authorizations Filings, (w) provide each other with advance copies and a reasonable opportunity to comment on, and consider in good faith the views of the other party in connection with, all material filings (excluding the notification and report form under the HSR Act), notifications, analyses, appearances, presentations, memoranda, briefs, arguments, advocacy submissions, white papers and opinions proposed to be made or submitted by or on behalf of any party to, or proposed understandings, commitments or agreements with, Governmental Authorities relating to such applications, notifications and filings; provided that the materials required to be provided pursuant to this Section 4.3 may be redacted (A) to remove references concerning the valuation of the Business, (B) as necessary to comply with contractual arrangements, (C) as necessary to comply with applicable Law, and(D) as necessary to address reasonable privilege or confidentiality concerns, and each party may reasonably designate any competitively sensitive material provided to the other as “Outside Counsel Only,” (x) not extend any applicable waiting or review periods or enter into any agreement with a Governmental Authority to delay or not to consummate the transactions contemplated hereby to be consummated on the Closing Date, except with the prior written consent of the other party, which shall not be unreasonably withheld, (y) not have any substantive contact with any Governmental Authority in respect of any filing or proceeding contemplated by this Section 4.3(b) unless they have engaged in prior consultation with the other party and, to the extent permitted by such Governmental Authority, given the other party the opportunity to participate and (z) promptly notify each other, and if in writing, furnish the other party with copies (or, in the case of oral communications, advise the other) of any material communications, filings or correspondence from or to the FTC, the DOJ, the FCC and any other applicable Governmental Authority, whether foreign or domestic.

(c)    Buyer further agrees to take any action to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible following the date of this Agreement and to avoid the entry of, or to effect the dissolution of, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including (i) the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person, including any

Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions, (ii) the proffer and agreement by Buyer of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, categories of assets or businesses or other operations or interests therein of Buyer or any of its Subsidiaries (including the Target Companies) (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto) and (iii) the proffer and agreement by Buyer of its willingness to take such other actions (including to agreeing to so-called behavioral remedies), and promptly to effect such other actions (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto), in each case if such action should be reasonably necessary, proper or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (1) commencement of any proceeding in any forum or (2) issuance of any order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement by any Governmental Authority. Nothing in this Section 4.3 shall obligate Buyer or any of its Affiliates to (x) agree to any divestitures or other remedies not conditioned on the consummation of the Closing or (y) take any action (or refrain from such action) or agree to any term, condition, or limitation (including with respect to the operation of the Business or the business of Buyer Group) that would or would reasonably be expected to, individually or in the aggregate, materially and adversely affect the value of the Target Companies and Buyer Group, taken as a whole. Buyer shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to: (1) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (2) materially increase the risk of any Governmental Authority seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement; (3) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (4) materially delay or prevent the consummation of the transactions contemplated by this Agreement.

(d)    Notwithstanding anything in this Agreement to the contrary, nothing herein shall obligate or be construed to obligate Seller or any of Seller’s Affiliates to make, or to cause to be made, any payment to any third party in order to obtain the consent or approval of such third party under any Material Contract. With respect to any Material Contract for which any consent is required in connection with the transactions contemplated hereby and such consent has not been obtained prior to the Closing, (i) Seller, on the one hand, and Buyer, on the other hand, shall each use reasonable best efforts to obtain any such consent after the Closing until either such consent has been obtained or Seller determines, in good faith, that such consent cannot reasonably be obtained (provided that Seller may not make such a determination until 12 months following the Closing Date) and (ii) Seller shall use reasonable best efforts to provide Buyer with the same benefits arising under such Material Contract, including performance by Seller (through Buyer as agent if legally and commercially feasible); provided that Buyer shall provide Seller with such access to the premises, books and records and personnel of Buyer as is reasonably necessary to enable Seller to perform its obligations under such Material Contract, and Buyer shall pay or satisfy the corresponding liabilities and other obligations for the enjoyment of such benefits. Anything to the contrary in this Agreement notwithstanding, Buyer agrees that, except as set forth in this Section 4.3(d), neither Seller nor any of its Affiliates shall have any liability whatsoever to Buyer arising out of or relating to the failure to obtain any such consent and no representation, warranty or covenant herein shall be breached or deemed breached, no condition shall be deemed not satisfied and no termination right shall be deemed triggered as a result of such failure.

(e)    Buyer shall use its reasonable best efforts, during the pendency of the Chapter 11 Cases until the Closing Date to (i) keep Seller promptly apprised of all material developments and filings made with respect to the Bankruptcy Court Order and the DIP Order in the Chapter 11 Cases that are reasonably related to the transactions contemplated by this Agreement and the Ancillary Agreements, including by providing Seller and its Representatives advance notice of and a reasonable opportunity to comment on (which comments shall be considered in good faith) any material filings made by Buyer in the Chapter 11 Cases that relate to the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) comply in all material respects with the Bankruptcy Court Order, the DIP Order, and any other Orders of the Bankruptcy Court to the extent applicable to the transactions contemplated by this Agreement and the Ancillary Agreements, and (iii) respond to and seek to resolve as promptly as practicable any objections asserted by any Person with respect to the Bankruptcy Court Order or the DIP Order that are reasonably related to the transactions contemplated by this Agreement and the Ancillary Agreements. Without the prior written consent of Seller, Buyer shall not seek (or assist any other Person in seeking) to alter or enjoin the terms of the Bankruptcy Court Order or the DIP Order that are reasonably related to the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.4    Further Assurances.

(a)    From time to time after the Closing Date, at the request of another party, without further consideration and at the expense of the party so requesting, each of the parties shall execute and deliver to such requesting party, or shall cause to be executed and delivered to such requesting party, such additional instruments or documents, and shall take or cause to be taken such other action, as such requesting party may reasonably request in order to consummate more effectively the transactions contemplated hereby.

(b)    If, at any time, Buyer establishes that any asset, property or right that is a Transferred Asset was not, or has not been, transferred, assigned, conveyed and delivered to the Target Companies, then upon Buyer’s request, Seller shall (or shall cause its Subsidiaries to) promptly transfer, assign, convey and deliver such asset, property or right, free and clear of Liens, to Buyer or its designee. All liabilities of the Target Companies that are Excluded Liabilities shall be, as of the Closing, automatically transferred, assigned, conveyed and delivered to Seller, and Seller hereby assumes all such liabilities. For the avoidance of doubt, nothing in this Section 4.4(b) shall limit the right to indemnification of any Buyer Indemnitee pursuant to Section 8.1.

(c)    If, at any time, Seller establishes that any asset, property or right that is an Excluded Asset was, or has been, transferred, assigned, conveyed and delivered to the Target Companies, then upon Seller’s request, Buyer shall (or shall cause its Subsidiaries to) promptly transfer, assign, convey and deliver such asset, property or right, free and clear of Liens, to Seller or its designee. All liabilities of the Seller that are Transferred Liabilities shall be, as of the Closing, automatically transferred, assigned, conveyed and delivered to the Target Company designated by Buyer, and such Target Company hereby assumes all such liabilities. For the avoidance of doubt, nothing in this Section 4.4(c) shall limit the right to indemnification of any Seller Indemnitee pursuant to Section 8.2.

Section 4.5    Employees and Employee Benefits.

(a)    Prior to the Closing Date, the employment or engagement of each Non-Business Employee who is employed or engaged by any of the Transferred Companies or any of their respective Subsidiaries as of the date of this Agreement shall (unless such person has ceased to be employed or engaged by the Transferred Companies or any of their respective Subsidiaries prior thereto) be transferred, and each such Non-Business Employee shall cease to be an employee or individual service provider of the Target Companies, as applicable, without any interruption or cessation of employment or engagement, terms and conditions of employment or break in service. On or prior to the date of this Agreement, the Company has reinstated all Business Employees, who were on a full or partial furlough, to full-time status (or such other status as each individual Business Employee was working prior to the full or partial furlough), effective no later than the day after the date of this Agreement.

(b)    For a period beginning on the Closing Date and continuing thereafter until the earlier of the one-year anniversary of the Closing Date and the relevant Company Employee’s termination (the “Continuation Period”), Buyer shall provide, or shall cause the Transferred Companies and their respective Affiliates to provide, employees of the Target Companies as of the Closing who continue employment with the Transferred Companies or any of their respective Affiliates immediately following the Closing (the “Company Employees”) with (i) a base salary or wage rate (as applicable) and target annual cash incentive opportunity that are each no less favorable than those provided to such Company Employees by the Transferred Companies or any of their respective Subsidiaries, as set forth on Section 4.5(b)(i) of the Seller Disclosure Letter; (ii) employee benefits (excluding any defined benefit pension, equity or equity-based, long-term incentive, non-qualified deferred compensation or post-termination or retiree health or welfare benefits) that are either (A) substantially comparable in the aggregate to those provided to each such Company Employee by the Transferred Companies or any of their respective Subsidiaries immediately prior to the Closing Date under the Benefit Plans disclosed to Buyer prior to the date hereof or (B) the same as those provided to similarly situated Buyer employees; (iii) with respect to any Company Employee whose employment is terminated by Buyer during the Continuation Period, Buyer shall provide, or shall cause its Affiliates to provide, severance benefits to such Company Employee, which shall be determined and payable in accordance with either (A) the severance benefit plan, agreement or informal policy maintained by Seller or any of its Affiliates for the benefit of such Company Employee immediately prior to the Closing Date, as set forth on Section 4.5(b)(iii) of the Seller Disclosure Letter, or (B) the severance benefit plan, agreement or policy maintained for similarly situated employees of Buyer and its Affiliates, as set forth on Section 4.5(b)(iii) of the Buyer Disclosure Letter and in each case taking into account all service with Seller, the Transferred Companies or any of their respective Subsidiaries, Buyer and their respective Affiliates in determining the amount of severance benefits payable to the extent service is relevant for determining the level of such benefits, provided, however, that subject to this Section 4.5, nothing herein shall be deemed to limit the right of Buyer, the Transferred Companies or any of their respective Affiliates to (A) terminate the employment or service of any Company Employee at or any other Person any time and for any or no reason, (B) change or modify the terms or conditions of employment or service for any Company Employee or any other Person or (C) change or modify or terminate any benefit or compensation plan, policy, program, contract, agreement or arrangement in accordance with their terms. For the avoidance of doubt, contingent workers, temporary employees and independent contractors are not included in the definition of Company Employees for purposes of Section 4.5.

(c)    For purposes of vesting in any 401(k) plan and eligibility to participate in any 401(k) or health or welfare plan, and solely for purposes of determining the level of any paid time off or severance pay under the employee benefit plans, programs and arrangements established or maintained by Buyer, the Transferred Companies or any of their respective Affiliates in which Company Employees are eligible to participate after the Closing (the “New Benefit Plans”), each Company Employee shall be credited with the same amount of service as was credited by the Transferred Companies and their respective Affiliates as of the Closing under the analogous Company Plans for the same purpose as recognized under such Company Plan; provided that such crediting of service shall not operate to duplicate any benefit or compensation for the same period of service or the funding of any benefit, and no credit shall be granted for any purposes under any equity or equity-based plan or arrangement or for benefit accrual purposes under any defined benefit pension plan; and provided, further, that eligibility for retirement vesting under any equity or equity-based New Benefit Plan shall be provided to Company Employees if provided to other participants in such equity or equity-based New Benefit Plan. In addition, and without limiting the generality of the foregoing, in the calendar year in which the Closing Date occurs, Buyer shall, or shall cause the Target Companies to, whereby (i) with respect to any New Benefit Plans in which the Company Employees may be eligible to participate following the Closing, each Company Employee will immediately be eligible to participate in such New Benefit Plans, without any waiting time, to the extent coverage under such New Benefit Plans replaces coverage under the analogous Company Plan in which such Company Employee was eligible to participate immediately before such commencement of participation (such plans, collectively, the “Old Benefit Plans”) to the extent such waiting time did not apply or was satisfied under the analogous Benefit Plan, (ii) for purposes of each New Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, use reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Benefit Plan to be waived for such Company Employee and his or her eligible covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any analogous Company Plan, and (iii) any eligible expenses incurred by such Company Employee and his or her eligible covered dependents under the Old Benefit Plan providing group medical, dental pharmaceutical and/or vision benefits during the portion of the plan year in which the Closing Date occurs, use reasonable best efforts to cause the foregoing to be taken into account under such analogous New Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her eligible, covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Benefit Plan to the extent such amounts did not apply or were satisfied under the analogous Old Benefit Plan.

(d)    From and after the Closing, Buyer and its Subsidiaries (including the Target Companies) shall honor all Company Benefit Plans in accordance with their terms and shall cause the Target Companies to honor the terms of each Labor Contract until such agreement otherwise expires pursuant to its terms or is modified by the parties thereto. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Company Employees covered by a Labor Contract shall be governed by the applicable Labor Contract until the expiration, modification or termination of such Labor Contract in accordance with its terms applicable Law.

(e)    Seller shall retain all liabilities and obligations for all workers’ compensation, short- and long-term disability, medical, prescription drug, dental, vision, life insurance, accidental death and dismemberment and other welfare benefit claims incurred by the Company Employees while participating in a Seller Benefit Plan providing such benefits. With respect to claims incurred on or after the Closing Date by the Company Employees and their eligible dependents under Company Plans or New Benefit Plans providing for workers’ compensation, short- and long-term disability, medical, prescription drug, dental, vision, life insurance, accidental death and dismemberment and other welfare benefit claims, the Transferred Companies, Buyer or its Affiliates shall be responsible. For these purposes, a claim shall be deemed to be incurred: (i) in the case of short- or long-term disability benefits (including related health benefits), at the time of the injury, sickness or other event giving rise to the claim for such benefits, (ii) in the case of workers’ compensation benefits, when the event giving rise to the claim occurs, (iii) in the case of medical, prescription drug, dental or vision benefits, at the time professional services, equipment or prescription drugs covered by the applicable plan are obtained, (iv) in the case of life insurance benefits, upon death, and (v) in the case of accidental death and dismemberment benefits, at the time of the accident. Without limiting the foregoing with respect to any Company Employee who, prior to the Closing, has a qualifying long-term disability under a Seller Benefit Plan that provides long-term disability benefits, such Company Employee shall continue to be covered under such Seller Benefit Plans for the duration of such long-term disability, in accordance with the terms and conditions of such plans. Notwithstanding any provision of this Section 4.5, if a Covered Disabled Employee cannot be covered by Buyer’s (or its

Affiliate’s) group health plan as of the Closing Date (or any later date specified in the Transition Services Agreement), the employment of such Covered Disabled Employee shall transfer to Seller or its Affiliates (other than the Transferred Companies) prior to the Closing Date to the extent necessary to continue such Covered Disabled Employee’s health benefits, and Seller or such Affiliate shall employ such Covered Disabled Employee until he or she is cleared to return to work as an active employee, at which time the Covered Disabled Employee shall be offered employment with Buyer or one of its Affiliates (including the Transferred Companies); provided that such return-to-work date occurs within six (6) months following the Closing Date or such later date required by applicable Law or a Labor Contract. During the period following the Closing Date and until such return-to-work date with Buyer or one of its Affiliates, the Covered Disabled Employee shall not be considered a Company Employee for purposes of this Section 4.5, and Buyer shall reimburse Seller for the cost of (i) salary continuation paid to such Covered Disabled Employee under the Seller’s short term disability plan and (ii) any applicable group health plan coverage under the applicable Seller Benefit Plans during the interim period at the premium or premium equivalent rate for such plan in effect for the plan year in which the Closing occurs (less the amount of any employee contribution). For purposes of this Agreement, a “Covered Disabled Employee” shall mean any Business Employee who is receiving short-term disability benefits as of the Closing Date and who is in a long-term disability waiting or exclusion period as of the Closing Date.

(f)    Effective as soon as reasonably practicable after the Closing Date, Buyer shall, or shall cause its Affiliates to, have in effect flexible spending arrangements under a cafeteria plan qualifying under Section 125 of the Code (the “Buyer Flexible Spending Account Plan”). From and after the Closing Date, Buyer shall be liable for all liabilities and account balances of the Seller flexible spending account plan maintained in the United States with respect to the Company Employees and their dependents (the “Seller Flexible Spending Account Plan”), and all claims for reimbursement which have been incurred, but not been paid as of the Closing Date, shall be paid pursuant to and under the terms of the Buyer Flexible Spending Account Plan. As soon as practicable following the Closing Date, (i) Seller shall, or shall cause its subsidiaries to, transfer to Buyer or its Subsidiaries (including the Target Companies) an amount in cash equal to the excess, if any, of the aggregate contributions to the Seller Flexible Spending Account Plan made by the Company Employees prior to the Closing Date for the plan year in which the Closing Date occurs over the aggregate reimbursement payouts made to the Company Employees prior to the Closing Date for such year from such plans and (ii) Buyer shall, or shall cause its Affiliates (including the Transferred Companies or any of their respective Subsidiaries) to, cause such amounts to be credited to each such Transferred Employee’s accounts under the Buyer Flexible Spending Account Plan. In connection with such transfer, Buyer shall deem that such employees’ deferral elections made under the Seller Flexible Spending Account Plan for the plan year in which the Closing Date occurs shall continue in effect under the Buyer Flexible Spending Account Plan, for the remainder of the plan year in which the Closing Date occurs. If the Transferred Companies or any of their respective U.S. Subsidiaries continue to participate in the Seller Flexible Spending Account Plan after the Closing Date pursuant to the Transition Services Agreement, then all references herein to “Closing Date” shall be replaced with “end of the Transition Services Agreement” as applicable to such plan.

(g)    None of Buyer or any of its Affiliates shall assume or otherwise be responsible for, and Seller shall retain and be solely responsible for, all liabilities or obligations relating to any Seller Benefit Plan that is an annual incentive or short-term bonus plan, including any such plan listed on Section 4.5(g) of the Seller Disclosure Letter, with respect to each Company Employee and shall pay bonuses thereunder no later than the date on which such annual incentive or short-term bonuses are customarily paid by Seller (or, if earlier, no later than the first payroll date occurring on or after the Closing Date), with the amount of each such bonus to equal no less than 100% of the relevant Company Employee’s target bonus opportunity thereunder; provided, that, a downward adjustment from the target bonus amount shall be permitted if, and only if, a Company Employee has demonstrably and significantly underperformed with respect to relevant performance metrics applicable to such annual incentive or short-term bonus plan. If the 2020 annual incentive or short-term bonuses are paid in 2021 at a time when the Company Employees are on a payroll maintained by Buyer, Seller may elect either (i) to pay such annual incentive or short-term bonuses through its own payroll or (ii) provide Buyer with bonus payment information per individual and a cash payment equal to the sum of the aggregate amount of the annual bonuses plus the employer portion of any Taxes thereon (the “Buyer Payment Alternative”), and, in the event Seller elects the Buyer Payment Alternative, Buyer shall pay the relevant annual incentive or short-term bonuses through its payroll system on the next payroll date following the receipt of such aggregate payment from Seller, remit Taxes to the applicable Tax authority and have full Tax reporting responsibilities for such bonuses. In no event will Seller’s election of the Buyer Payment Alternative serve to delay the timing of Seller’s payment of the bonuses to Company Employees hereunder.

(h)    Buyer agrees to provide any required notice under Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN”) and any other applicable Law and to otherwise comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in WARN) or any similar triggering event under any other applicable Law occurring on or within 90 days after the Closing or arising as a result of the transactions contemplated hereby. Prior to Closing (but not later than 120 days prior to the Closing Date), Seller will provide to Buyer a list of, by termination date and work location, the name of each employee of the Transferred Companies or the Business who has experienced or will suffer an “employment loss” under WARN within the 90 days immediately preceding the Closing Date (the “WARN List”), and Seller will update the WARN List on the Closing Date.

(i)    Notwithstanding anything to the contrary in this Section 4.5, Buyer’s obligations under this Section 4.5 shall not limit Buyer’s right, in its sole discretion, to furlough, temporarily layoff, terminate the employment of, or reduce the hours or benefits of, any employee because of, in whole or in part, COVID-19-related circumstances; provided that (1) any employee who is on furlough or temporary layoff as of the Closing Date or who is furloughed or temporarily laid off during the Continuation Period shall not be treated as Company Employee during such period other than with respect to severance pay, if the employment of such individual is thereafter permanently terminated (with such severance pay to be calculated based on the rate of pay immediately prior to the furlough or temporary layoff); and (2) any employee whose compensation was reduced prior to the Closing Date (as reflected on Section 4.5(i) of the Seller Disclosure Letter) or whose compensation is reduced as permitted by this Section 4.5(i) and whose employment is thereafter permanently terminated shall receive severance pay based on the rate of pay immediately prior to such compensation reduction.

(j)    Without limiting the generality of Section 4.5(b) or Section 4.5(c), as soon as reasonably practicable following the Closing Date, Buyer or its affiliates shall have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust exempt from tax under Section 501(a) of the Code) (collectively, the “Buyer 401(k) Plan”). Each Company Employee who is eligible to participate in Benefit Plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Seller 401(k) Plan”) immediately prior to the Closing Date shall be eligible to participate in the Buyer 401(k) Plan as soon as reasonably practicable following the Closing Date. Prior to the Closing Date, Seller shall fully fund all employer contributions to the Seller 401(k) Plan on behalf of the Company Employees that would have been made on behalf of such employees had the transactions contemplated by this Agreement not occurred, regardless of any service or end-of-year employment requirements, but prorated for the portion of the plan year that ends on the Closing Date and shall fully vest all account balances or benefits of each Company Employee under the Seller 401(k) Plan or any other Seller Plan. Buyer shall cause the Buyer 401(k) Plan to accept an “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) to such Buyer 401(k) Plan of the account balances of each Company Employee in cash (but including promissory notes evidencing all outstanding loans) under the Seller 401(k) Plan, if such direct rollover is elected in accordance with applicable Law by such Company Employee.

(k)    On or before the Closing Date, Seller shall take or cause to be taken all actions as are necessary or appropriate to cause the cessation of participation and coverage of all current and former Non-Business Employees or any other current or former employee of the Retained Business or Seller Group, and in each case, any dependents and beneficiaries thereof (each, a “Non-Business Participant”) in any and all Company Plans with such cessation to be effective no later than the Closing. Seller shall provide to Buyer such reasonable evidence as Buyer requests of the foregoing actions, and Seller Group shall assume, retain, and be solely responsible for all obligations and liabilities at any time arising in connection with the employment or service with or termination of employment or service from the Target Companies of any Non-Business Employee and the participation at any time of any Non-Business Participant in any Company Plan. Except as assumed by Buyer or its Affiliates under Section 4.5, none of Buyer or any of its Affiliates (including after the Closing, the Target Companies) shall assume, and Seller Group shall retain, any obligation or liability with respect to any Seller Benefit Plan or any other benefit or compensation plan, program, policy, contract, agreement or arrangement at any time sponsored by Seller Group, or otherwise with respect to any current or former employee (or beneficiary or dependent thereof) of the Retained Business or Seller Group.

(l)    Seller and its Affiliates (other than the Target Companies) shall be solely responsible for and retain any and all obligations arising under COBRA with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation §54.4980B 9.

(m)    The provisions contained in this Section 4.5 with respect to any Company Employee are included for the sole benefit of the parties and shall not create any right or remedy whatsoever, including any third-party beneficiary rights, in any other Person, including any Company Employee (or dependent or beneficiary of any of the foregoing) by reason of this Section 4.5. Nothing herein shall be deemed an amendment to or creation or termination of any Company Plan, New Plan or Old Benefit Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement, or shall be deemed to prohibit or restrict Buyer, the Transferred Companies or any of their respective Affiliates from establishing, amending or terminating any Company Plan, Old Benefit Plan, New Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement maintained by any of them.

Section 4.6    Public Announcements. Except as required by applicable Law or stock exchange rules, neither Buyer nor Seller shall make, or permit any of their Affiliates or representatives to make, any public announcement in respect of this Agreement, the Ancillary Agreements or the transactions contemplated hereby without the prior written consent of the other party; provided that a party may make a public disclosure that is consistent with prior disclosures made in compliance with this Section 4.6. For the avoidance of doubt, the parties acknowledge that certain filings made pursuant to Section 4.3 will be publicly available.

Section 4.7    Insurance.

(a)    Buyer acknowledges and agrees that, from and after the Closing Date, each of the Target Companies, as well as the Assets shall cease to be insured by any insurance policies or any self-insured programs of Seller or Seller’s Affiliates. After the date hereof, Seller and its Subsidiaries will use their reasonable best efforts to continue to carry their existing Insurance Policies with respect to the Business through the Closing, and shall use their reasonable best efforts not to allow any cancellation or lapse of any material Insurance Policy (other than expiration and replacement of policies on terms reasonably available on the market and consistent with past practice).

(b)    Notwithstanding Section 4.7(a), from and after the Closing, with respect to claims for events or circumstances relating to the Business, the Assets or the Target Companies that occurred or existed prior to the Closing Date (including, for the avoidance of doubt, claims that might be brought after the Closing Date but arising from events that occurred prior to Closing Date) and that are covered by occurrence-based third-party liability insurance policies of Seller or its Affiliates, Seller shall retain and administer all such claims and claims payments and Buyer shall reimburse up to 50% of Seller’s reasonable and documented out-of-pocket expenses incurred in connection therewith. Seller shall use reasonable best efforts to obtain recoveries under such policies and any amounts actually recovered in respect of such claims shall be (i) first, distributed pro rata between Buyer and Seller to reimburse each party for its portion of any deductible and (ii) (A) remitted to Buyer, (less Seller’s or its Affiliates’ costs and expenses) if Buyer is the party suffering the losses for which the claim is made, (B) retained by Seller if Seller is the party suffering the losses for which the claim is made or (C) distributed between Buyer and Seller in proportion to their respective losses if each of Buyer and Seller suffer losses for which the claim is made; provided that in no event shall Seller be required to initiate any Litigation to pursue or collect such recoveries. Buyer shall, at its expense, cooperate with Seller in connection with all claim negotiation and settlement opportunities. This Section 4.7 shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance, and nothing in this Section 4.7(b) is intended to waive or abrogate in any way Seller’s own rights to insurance coverage for any liability.

(c)    Subject in all respects to the other express provisions of this Agreement, if any of the assets of the Business or the Target Companies is damaged by fire or other casualty, or suffers any loss covered by Seller’s or Seller’s Affiliates property, casualty or comprehensive general liability coverage, occurring following the date hereof and prior to the Closing, Seller shall, on the Closing Date, (i) assign and remit to Buyer, and Buyer shall be entitled to receive and keep, the net proceeds of the sum of (A) any award or other proceeds actually received under the relevant property, casualty or comprehensive general liability insurance policy that may have been collected by Seller or Seller’s Affiliates as a result of such casualty, less (B) the costs, fees and expenses incurred by Seller or Seller’s Subsidiaries in actually repairing or restoring such asset, or (ii) if no award or other proceeds shall have been collected, deliver to Buyer an assignment of Seller’s or Seller’s Subsidiaries’ right to any such award or other proceeds that may be payable to it as a result of such casualty; provided, however, that (x) any applicable deductible under the relevant insurance policy shall be borne by Buyer and (y) any business interruption insurance awards or proceeds or any portion thereof (or the right to receive such proceeds) (A) in respect of any losses to the extent applicable to any time period prior to Closing, shall be retained by Seller and (B) in respect of any losses to the extent applicable to any time period following Closing, shall be assigned or transferred by Seller or Seller’s Subsidiaries to Buyer. Seller further acknowledges and agrees to (1) use reasonable best efforts to take all actions to mitigate any such damage or the effects thereof to such asset, (2) notify Buyer as promptly as practicable upon obtaining knowledge of any such damage, and (3) keep Buyer reasonably informed on a regular basis of the status of any and all remediation efforts, consult with Buyer in good faith, and provide Buyer with such information as reasonably requested by it.

Section 4.8    Release of Guarantees; Intercompany Accounts; Affiliate Arrangements.

(a)    Buyer shall use its reasonable best efforts, and Seller shall reasonably cooperate with Buyer, to cause each Seller Guaranty to be released and cancelled at the Closing; provided, however, that to the extent that any Seller Guaranty cannot be so released and cancelled, Buyer shall use reasonable best efforts to cause itself or one of its Affiliates to be substituted for the member of Seller Group directly affected thereby in respect of such Seller Guaranty (or if not possible, added as the primary obligor with respect thereto) to be effective as of Closing. If Buyer is not able to either release and cancel such Seller Guaranty or Buyer is not able to cause itself or one of its Affiliates to be so substituted in all respects of such Seller Guaranty as of the Closing, then (i) Seller shall, or shall cause its Subsidiary to, maintain such Seller Guaranty in accordance with its terms and (ii) Buyer shall indemnify, defend and hold harmless such member of Seller Group with respect to all Losses (not to exceed the amount of the applicable guarantee provided for by any member of Seller Group as of the date hereof) that might arise or be incurred by such member of Seller Group with respect to any such Seller Guaranty to the extent of such liability, except as a result of such member of Seller Group’s gross negligence or willful misconduct.

(b)    Except as set forth in Section 4.8(b) of the Seller Disclosure Letter, on or prior to the Closing Date, Seller shall, and shall cause Seller Group, to cause all Affiliate Arrangements to be settled and/or terminated and canceled without any further liability to, or obligation of, the Transferred Companies, their respective Subsidiaries from and after the Closing (or any liability to, or obligation of, Buyer or its Affiliates).

Section 4.9    Name Change. As soon as practicable following the Closing Date, and in any event within 20 Business Days thereafter, Buyer will, and will cause its Affiliates to, commence any action or procedure necessary in order to change, and will as soon as reasonably practicable thereafter change, the name of each of the Target Companies whose name includes “Gogo” to a name that does not include “Gogo.”

Section 4.10    Use of Seller Marks.

(a)    As of the Closing Date, Seller Group grants each of the Target Companies and Buyer and its Affiliates a limited, non-exclusive, non-transferable license to use the Seller Marks solely in connection with the Business, solely in the manner in which such Seller Marks were used in the Business in the 12 months prior to the Closing Date, for a period beginning on the Closing Date and ending on the date that is 24 months following the Closing Date with respect to (i) the use of such Seller Marks on vehicles, planes, equipment, facilities, signage, stationery, business cards, print advertising materials, inventory, packaging, product, service and training literature, and other similar materials bearing the Seller Marks, and (ii) all electronic or digital uses of such Seller Marks, including on Internet-hosted websites and advertisements, and digital and mobile applications. Notwithstanding anything in the foregoing to the contrary, the Target Companies and Buyer and its Affiliates shall have the right to (A) retain instances of the Seller Marks solely for archival and compliance reporting purposes in internal documents and records created during the foregoing license periods in clauses (i) and (ii); (B) not destroy, remove or cover up such Seller Marks solely to the extent in any (x) products, tools, utilities, documents or other materials that have been sold, delivered, distributed or installed by or for, or otherwise provided to any, third party prior to the date that is 24 months following the Closing Date, and are not in the possession or control of the Target Companies, or of Buyer and its Affiliates (subject to the following sentence), or (y) Software, materials or documents (which shall include filenames, header files, and other text and files in Software) that are not visible or functional uses in Software (e.g., function calls, APIs, etc.); and (C) use such Seller Marks (and shall not be considered to be in breach of this Section 4.10 as a result of the use of such Seller Marks) for internal purposes in a non-trademark manner; provided that in each case under (A)-(C), such use is and remains at all times in compliance with any quality control and other requirements described herein. Buyer shall use reasonable best efforts to cause third parties with which it has a contractual relationship (including, but not limited to, the Target Companies’ customers or suppliers) to remove, by the end of the 24-month period referenced above, the Seller Marks from any tangible, digital or electronic mediums or materials used by such third parties.

(b)    Any use of the Seller Marks by the Target Companies or by Buyer or its Affiliates, and all goodwill arising therefrom, shall inure to the benefit of Seller Group. None of the Target Companies, Buyer or any of Buyer’s Affiliates shall contest the ownership or validity of any rights of Seller Group in or to the Seller Marks.

(c)    Nothing in this Section 4.10 shall preclude the Target Companies, Buyer or Buyer’s Affiliates from making, at any time, any reference to the Seller Marks in internal or archived historical, tax, employment or similar records or in connection with offering memoranda, prospectuses, registration statements or similar documents circulated to prospective investors or financing sources or as otherwise reasonably necessary or appropriate to describe the historical relationship of Seller Group with the Target Companies or as otherwise required by applicable Laws.

(d)    As soon as practicable following the Closing Date, and in any event within 20 Business Days thereafter, Buyer will, and will cause its Affiliates to, commence any action or procedure necessary in order to change, and will as soon as reasonably practicable thereafter change, the name under which the Aviation Authorizations and Communications Authorizations are held to a name that does not include the Seller Marks. Seller Group consents to the continued use by the Target Companies and Buyer and its Affiliates of the Seller Marks to keep any and all Aviation Authorizations or Communications Authorizations in effect, and comply with any public disclosure requirements associated with those Aviation Authorizations or Communications Authorizations, until such time as the Aviation Authorizations or Communications Authorizations are reissued in the name of a Target Company.

Section 4.11    Director and Officer Indemnification.

(a)    From and after the Closing, Buyer shall, or shall cause the Target Companies to, indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law or provided under the Organizational Documents of the Target Companies in effect as of the date hereof and furnished to Buyer, the Persons who at or prior to the Closing were directors, officers, managers or managing members of any of the Target Companies (in such capacities) (collectively, the “D&O Indemnitees”), with respect to all acts or omissions by any of them or taken at the request of any of the Target Companies, as applicable, in each case, at or prior to the Closing.

(b)    Buyer agrees that it shall, and shall cause the Target Companies to, ensure that all rights of the D&O Indemnitees, to advancement, indemnification and exculpation from Losses for acts or omissions occurring at or prior to the Closing and, in each case, as provided in the Organizational Documents of any of the Target Companies and any indemnification agreements or arrangements of any of Target Companies (in each case, as in effect on the date of this Agreement and furnished to Buyer), shall, in each case, survive the Closing and shall continue in full force and effect in accordance with their terms. Such rights, agreements or arrangements shall not be amended or otherwise modified for a period of six years following the Closing Date in any manner that would adversely affect the rights of the D&O Indemnitees unless such modification is expressly required by Law.

(c)    In addition, from and after the Closing, Buyer shall, or shall cause the Target Companies to, advance any expenses (including fees and expenses of legal counsel) of any D&O Indemnitee under this Section 4.11 (including in connection with enforcing the indemnity and other obligations referred to in this Section 4.11), as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if its ultimately determined that such D&O Indemnitee is not entitled to indemnification.

(d)    Buyer will, or will cause the Target Companies to, purchase the directors’ and officers’ “tail” or “runoff” insurance program currently available to be purchased under the existing directors’ and officers’ liability insurance plan covering the Target Companies’ directors, officers, managers and managing members (in such capacities), to the extent such plan remains available as of the Closing on terms and conditions reasonable and appropriate for directors and officers of subsidiaries of a publicly traded company (and, for the avoidance of doubt, not directors and officers of a publicly traded company). To the extent that such plan is not available on such terms and conditions at the Closing, Buyer will, or will cause the Target Companies to, purchase a directors’ and officers’ liability “tail” or “runoff” insurance program, reasonably satisfactory to Seller, for a period of six years after the Closing (such coverage shall have an aggregate coverage limit over the term of such policy in an amount reasonable and appropriate for directors and officers of subsidiaries of a publicly traded company (and, for the avoidance of doubt, not directors and officers of a publicly traded company).

(e)    In the event that Buyer, a Target Company, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, Buyer shall use reasonable best efforts to ensure that the successors and assigns of Buyer or such Target Company, as applicable, shall assume all of the obligations of Buyer and such Target Company, as applicable, set forth in this Section 4.11.

(f)    The D&O Indemnitees who are entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 4.11 are intended to be third-party beneficiaries of this Section 4.11. This Section 4.11 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Buyer.

(g)    For the avoidance of doubt, in the event that (i) a D&O Indemnitee is entitled to indemnification hereunder in connection with any acts or omissions that arose at or prior to the Closing and (ii) such acts or omissions relate to a claim for which a Buyer Indemnitee is entitled to indemnification pursuant to Section 8.1, the aggregate amount of the indemnification paid or payable to the D&O Indemnitees in connection with such acts or omissions shall be deemed a Loss of Buyer for purposes of Section 8.1.

Section 4.12    Bulk Transfer Laws. Buyer hereby waives compliance by Seller and its Affiliates with the provisions of any so-called “bulk transfer laws” of any jurisdiction in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.13    Transition Services. At the Closing, Seller and Buyer shall enter into the Transition Services Agreement.

Section 4.14    Commercial Agreements. At the Closing, Seller and Buyer shall enter    into the Commercial Agreements.

Section 4.15    Intellectual Property License Agreement. At the Closing, Seller and Buyer shall enter into the IP License Agreement.

Section 4.16    Shared Contracts. Each of Buyer and Seller will cooperate in good faith to determine the appropriate allocation of each Shared Contract and will use reasonable best efforts to (i) assist the other party in negotiating and entering into arrangements for the benefit of the other party, as the case may be, with the counterparty to such Shared Contract that replicates as nearly as reasonably practicable the rights and benefits of the portion of such Shared Contract related to the Business or the Retained Business, as the case may be, including the split and novation of such Shared Contract, or (ii) to the extent permitted by applicable Law and by the terms of such Shared Contract, enter into arrangements (through the applicable Ancillary Agreement or otherwise) with the other party to provide such party, as nearly as reasonably practicable with rights and benefits applicable to the Business or the Retained Business, as the case may be, under such Shared Contract.

Section 4.17    Licenses; Domain Names.

(a)    Seller shall file or cause to be filed applications for the issuance of the licenses set forth on Section 4.17(a) of the Seller Disclosure Letter (the “Licenses”) as promptly as practicable following the date hereof, but in no event later than 10 Business Days following the execution and delivery of this Agreement (unless a later period is agreed to in writing by both Buyer and Seller).

(b)    On or following the Closing Date, Seller shall register, or update any existing registration or similar information to reflect, the transfer of all Domain Names that are Excluded Assets as of the Closing Date (as determined in accordance with the process described in the footnote to Section 2.11(a) of the Seller Disclosure Letter) held by the Target Companies to the applicable member of the Seller Group.

Section 4.18    Regulatory Consents. To the extent that any Communications Authorizations Consent (other than the FCC Approval) is not obtained by the Closing Date or, after the date hereof, Seller and Buyer discover that the consent of a Governmental Authority that issues the Aviation Authorizations or the Communications Authorizations (including, for the avoidance of doubt, any Permits that should have been scheduled on Section 2.26(a) or Section 2.27(a) of the Seller Disclosure Letter, as applicable) is required in order to consummate the transactions contemplated hereby, the parties shall cooperate in any lawful arrangement designed to provide Buyer with access to such Communications Authorizations or Aviation Authorizations necessary in order to permit Buyer to conduct the Business immediately following the Closing in a substantially similar manner to how the Business was conducted as of the date hereof; provided that such arrangement does not materially and adversely affect the operations of the Business or the Retained Business.

Section 4.19    Resignations. On or prior to the Closing Date, Seller will deliver to Buyer the duly signed resignation letters, in form and substance reasonably satisfactory to Buyer, effective as of the Closing, of all officers and directors of the Target Companies (other than those specified by Buyer in writing) from their officer or director positions, as applicable, with any of the Target Companies (the “Resignation Letters”).

Section 4.20    Exclusivity. From the Effective Date until the Closing Date, Seller shall not, and shall cause its Subsidiaries and its and their respective Representatives and any other Person acting on its or their behalf to not, directly or indirectly, (a) solicit, initiate, encourage, enter into, conduct, engage in or continue, any discussions, negotiations or communications, or continue any discussions, negotiations communications, contract or understandings, whether written or oral or binding or non-binding, or provide any information or afford access to the properties, books or records of the Target Companies or relating to the Business to any Person (other than Buyer or its Affiliates or Representatives), in each case, concerning a sale (or possible sale) of all or any part of the Business, the Transferred Assets or the Target Companies, whether such transaction takes the form of a sale of securities or other equity interests, merger, liquidation, dissolution, reorganization, recapitalization, consolidation, sale of assets (including all or a material portion of the assets or any interest therein) or otherwise (an “Alternative Transaction”), (b) agree to, accept, approve, endorse or recommend (or propose or announce any intention or desire to agree to accept, approve, endorse or recommend) any Alternative Transaction or (c) submit any Alternative Transaction to the vote of its stockholders. Seller shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately discontinue any ongoing communications or negotiations relating to any Alternative Transaction and instruct each other participant in the sale process to return or destroy any confidential information of Seller and its Subsidiaries (and terminate access to any data room for each such other participant). Seller shall promptly notify Buyer in the event that it or its Subsidiaries or Representatives receives any request for information, proposals, inquiries or other contact from any Person relating to an Alternative Transaction (including the identity of such Person, the material terms of any proposal and a reasonable summary of all communications).

Section 4.21    COVID-19. Seller shall keep Buyer reasonably informed as to any actions taken or proposed to be taken in connection with any COVID-19 Measures that would affect the Business or the Target Companies (including their assets, properties or employees) (and, to the extent reasonably practicable, provide Buyer with reasonable advance notice and a reasonable opportunity to review and comment on such policies, procedures and protocols, and Seller will consider in good faith any such comments by Buyer).

Section 4.22    Refunds and Remittances. After the Closing, (a) if Seller or its Affiliates receive any refund or other amount that is properly due and owing to Buyer in accordance with the terms of this Agreement, Seller promptly will remit, or will cause to be remitted such amount to Buyer, and (b) if Buyer or any of its Affiliates receive any refund or other amount that properly due and owing to Seller or any of its Affiliates in accordance with the terms of this Agreement, Buyer promptly will remit, or will cause to be remitted such amount to Seller, in each case, except as otherwise provided in Article 5.

Section 4.23    Restrictive Covenants.

(a)    From the date hereof and until the second anniversary of the Closing Date, Seller shall not, and shall cause its Subsidiaries not to, without the prior written consent of Buyer, directly or indirectly, solicit for employment or hire (or cause to be solicited or hired) any Key Employee; provided that Seller and its Subsidiaries may (i) solicit or hire for employment any Key Employee who has not been employed by a Target Company for a three-month period prior to commencement of employment discussions with such person, and (ii) engage in general solicitations of employment (including through bona fide search firms and agencies) in the ordinary course of business consistent with past practice not specifically directed at Company Employees.

(b)    Seller shall not, and shall cause its Subsidiaries not to, for a period of five years following the Closing Date (the “Non-Competition Period”), engage (whether on its own account, or as an owner, operator, manager, investor or provider of financing) in a Competing Business anywhere in the world; provided that if Seller or its Subsidiaries wish to sell services or equipment in any jurisdiction other than the United States or Canada related to an air-to-ground network and such actions would otherwise be restricted by this Section 4.23(b), it shall notify Buyer in writing and, for a period of 30 days thereafter, negotiate with Buyer and its Subsidiaries for their right to be the sole re-seller of such air-to-ground network services in the commercial aviation market in such jurisdiction; provided, further, that if no agreement can be reached within such 30-day period, Seller and its Subsidiaries shall be permitted to proceed with such sale of services or equipment. Notwithstanding anything to the contrary in the foregoing, nothing in this Section 4.23(b) shall prevent Seller Group, during the Non-Competition Period, from: (i) collectively owning up to five percent of the publicly traded debt or equity securities of any Person that engages in any Competing Business, or (ii) performing obligations required under this Agreement or any Ancillary Agreement; provided that if Buyer forfeits its right to exclusivity under the ATG Network Sharing Agreement, the restrictions set forth in this Section 4.23(b) shall no longer apply to Seller or its Subsidiaries with respect to the sale of services or equipment related to Seller’s air-to-ground cellular network. For purposes of this Section 4.23(b), “Competing Business” means any business that competes with the Business as the Business was conducted in the 12-month period immediately preceding the Closing Date; provided, however, that the Retained Business as conducted on the date hereof shall be deemed not be a Competing Business.

(c)    Buyer shall not, and shall cause its Subsidiaries not to, during the Non-Competition Period, engage (whether on its own account, or as an owner, operator, manager, investor or provider of financing) in a Competing Business anywhere in the United States and Canada. Notwithstanding anything to the contrary in the foregoing, nothing in this Section 4.23(c) shall prevent the Buyer or its Subsidiaries, during the Non-Competition Period, from: (i) collectively owning up to five percent of the publicly traded debt or equity securities of any Person that engages in any Competing Business, or (ii) performing obligations required under this Agreement or any Ancillary Agreement. For purposes of this Section 4.23(c), “Competing Business” means any business that competes with the Retained Business as the Retained Business was conducted in the 12-month period immediately preceding the Closing Date; provided, however, that the Business and Buyer’s existing contract(s) with Satcom Direct, Inc. and any extension, renewal or amendment thereof, each as conducted on the date hereof shall be deemed not to be a Competing Business.

(d)    The nature and scope of the foregoing provisions of Section 4.23(a), Section 4.23(b) and Section 4.23(c) have been carefully considered by the Parties. The Parties agree and acknowledge that the duration, scope and geographic areas applicable to such provisions are fair, reasonable and necessary and that adequate consideration has been received, directly or indirectly, by Buyer and Seller for such obligations. If at the time of enforcement of this Agreement, a court of competent jurisdiction holds that the restrictions stated in Section 4.23(a), Section 4.23(b) or Section 4.23(c) are unreasonable under circumstances then existing, the Parties agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by Law.

(e)    Seller shall not, and shall cause its Subsidiaries not to, and shall instruct its and their respective Representatives not to, without the prior written consent of Buyer, disclose to any Person (other than each other and their respective Representatives) any confidential or proprietary information with respect to the Target Companies or the Business (the “Target Company Confidential Information”); provided that the foregoing restriction shall not (i) apply to any information (A) to the extent pertaining to the Retained Business, (B) that is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation of this Agreement or an Ancillary Agreement) or (C) that was made available to Seller Group or any of their respective Representatives by a third party who was not prohibited by Law or contract from disclosing such information, or (ii) prohibit any disclosure (A) required by applicable Law, rule (including any stock exchange rules), regulation, legal, judicial, governmental or administrative body or process so long as, to the extent legally permissible, Seller provides Buyer with reasonable prior notice of such disclosure and Seller shall use reasonable best efforts to seek (at Buyer’s request and then cost and expense) confidential treatment if such disclosure is required or (B) necessary to be made in connection with the enforcement of any right or remedy relating to this Agreement or the Ancillary Agreements.

Section 4.24    Litigation Cooperation. From and after the Closing Date, each of Seller and Buyer will, and will cause its Affiliates and their respective employees to, use reasonable best efforts to cooperate with the other party, its Affiliates and their respective Representatives (at such other party’s sole cost and expense) with respect to any third-party claims or third-party lawsuits relating to the Business which cooperation, in each case, will include furnishing or causing to be furnished by Buyer or Seller, as applicable (and its Affiliates and their respective employees) deposition or testimony as reasonably requested by Seller or Buyer, as applicable, its Affiliates or their respective Representatives; provided, however, that, for the avoidance of doubt, neither party shall be obligated to cooperate with the other party if Seller or its Affiliates, on the one hand, or Buyer or its Affiliates, on the other hand, are adverse parties in such third-party claim or third-party lawsuit and such cooperation is reasonably pertinent thereto.

Section 4.25    Financing.

(a)    Subject to the terms and conditions of this Agreement, Buyer shall use its reasonable best efforts to (i) maintain in effect the DIP Credit Agreement (subject to the right of Buyer to replace, restate, supplement, modify, assign, substitute or amend the DIP Credit Agreement in accordance herewith), (ii) satisfy on a timely basis or obtain the waiver of all conditions applicable to the DIP Borrower or its subsidiaries contained in the DIP Credit Agreement (or any definitive agreements related thereto) that are in the control of the DIP Borrower or its subsidiaries, (iii) if applicable, obtain a DIP Amendment in form and substance reasonably satisfactory to Seller (it being agreed that the DIP Amendment entered on August 24, 2020 is satisfactory to Seller), and (iv) enforce its rights under the DIP Credit Agreement. Buyer shall give Seller prompt notice upon having knowledge of any breach by any party of any of the provisions of the DIP Credit Agreement that would reasonably be expected to delay the Closing. Buyer shall promptly provide Seller with any material notices from the DIP Lenders relating to the availability of the DIP Financing at the Closing.

(b)    Other than as set forth in Section 4.25(c) or Section 3.4(d), Buyer shall not, without the prior written consent of Seller, permit any material amendment or modification to be made to, or any material waiver of any provision or remedy under, the DIP Credit Agreement to the extent such amendment, modification or waiver would (i) impose new or additional conditions to the receipt of the DIP Financing, or otherwise amend or modify any of the conditions, to the receipt of the DIP Financing in a manner that would reasonably be expected to prevent or materially impair or delay the Closing or (ii) reduce the aggregate amount of the DIP Financing such that Buyer would not or does not have sufficient cash proceeds (together with cash on hand or from other sources) to permit Buyer to pay the Required Amount; provided that Buyer shall notify Seller in writing, and provide to Seller complete and correct copies of, of any amendment, supplement or other modification of, or waiver of any provision or remedy under, the DIP Credit Agreement (including any DIP Amendment) not otherwise prohibited by the foregoing clause (i) or (ii), and in any event within two Business Days, promptly after the time such amendment, supplement, modification or waiver is agreed. Upon any such amendment, supplement or other modification of, or waiver under, the DIP Credit Agreement in accordance with this Section 4.25(b) or Section 3.4(d), the term “DIP Credit Agreement” shall mean the DIP Credit Agreement as so amended, supplemented, modified or waived.

(c)    If any portion of the DIP Financing becomes unavailable on the terms (unless acceptable to the DIP Borrower and not involving any reduction in the aggregate amount of the DIP Financing such that Buyer would not or does not have sufficient cash proceeds (together with cash on hand or from other sources) to pay the Required Amount) and conditions set forth in the DIP Credit Agreement (including any amendment thereto that is not prohibited by Section 4.25(b)), Buyer shall (x) promptly, and in any event within two Business Days, notify Seller of such unavailability and (y) promptly use its reasonable best efforts to arrange and obtain alternative financing for any such portion of the DIP Financing from the same or alternative sources, which may include one or more of a senior secured debt financing, an offering and sale of notes, or any other financing or offer and sale of other debt securities, or any combination thereof, in an amount sufficient to pay the Required Amount (the “Alternative Financing”); provided that Buyer shall not be required to arrange or obtain any Alternative Financing having (i) terms materially less favorable to Buyer in the aggregate than the terms contained in the DIP Credit Agreement or (ii) additional conditions to the receipt of funding as contained in the DIP Credit Agreement. In the event Buyer enters into any Alternative Financing, (i) any reference in this Agreement to the “DIP Credit Agreement” shall be deemed to include the principal definitive agreement with respect to such Alternative Financing, (ii) any reference in this Agreement to the “DIP Financing” shall be deemed to include such Alternative Financing and (iii) any reference in this Agreement to the “Debt Financing Sources” shall be deemed to include the persons providing or arranging such Alternative Financing; provided, further, that Buyer shall deliver to Seller complete and correct copies (subject, in the case of any fee letters, to redactions reasonably acceptable to the financing sources of such Alternative Financing, none of which shall adversely affect the availability of such Alternative Financing at the Closing) of all amendments, supplements, other modifications or agreements pursuant to which any Alternative Financing shall be made available to Buyer promptly, and in any event within two Business Days, after the time such amendments, supplements, other modifications or agreements are agreed.

(d)    Prior to the Closing, Seller shall provide, and shall cause each of its Subsidiaries to provide, and shall use reasonable best efforts to cause its and their respective Representatives to provide, at Buyer’s sole expense, such cooperation in connection with the arrangement of any debt financing (including the DIP Financing and/or an Alternative Financing) as may be reasonably requested by Buyer, including, (A) making available to Buyer, its advisors and its financing sources such financial and other pertinent information regarding Seller and each of its Subsidiaries as may be reasonably requested by Buyer or its financing sources; (B) assisting with the preparation of lender and investor presentations, rating agency presentations, marketing materials and other similar documents and materials in connection with such debt financing and participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with providers or potential providers of such debt financing and ratings agencies and otherwise assisting in the marketing efforts of Buyer and the financing sources; (C) the delivery, at least three Business Days prior to Closing, of all documentation and other information about Seller as has been reasonably requested by Buyer, its advisors and its financing sources in writing at least nine Business Days prior to Closing with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act; and (D) assisting with Buyer’s preparation and execution of definitive financing documentation and the schedules and exhibits thereto, including any loan agreements, loan agreement joinders, guarantees, collateral agreements, hedging arrangements, customary officer’s certificates and corporate resolutions, as applicable, as may reasonably be requested by the Buyer and subject to the occurrence of the Closing; provided, however, that nothing in this Agreement will require any such cooperation to the extent that it would (i) require Seller, its Subsidiaries or their respective Representatives to pay any fees or reimburse any expenses prior to the Closing for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Buyer, (ii) require Seller, its Subsidiaries or their respective Representatives to enter into any certificate, agreement, arrangement, document or instrument that is not contingent upon the Closing or that would be effective prior to the Closing, other than the customary authorization letters, (iii) require Seller, its Subsidiaries or their respective Representatives to give to any other Person any indemnities in connection with such debt financing that are effective prior to the Closing, (iv) require Seller, its Subsidiaries or their respective Representatives to enter into or approve any debt financing or any definitive documentation for any debt financing that would be effective prior to the Closing (other than the customary authorization letters), (v) unreasonably interfere with the ongoing business operations of Seller and its Subsidiaries or (vi) require Seller, its Subsidiaries or their respective Representatives to take any action that would reasonably be expected give rise to any liability in connection with and such debt financing (including the DIP Financing or an Alternative Financing) (except that the Transferred Companies may incur such liability to the extent effective only upon or after the Closing) and provided, further, that notwithstanding anything in this Agreement to the contrary, the condition in Section 6.2(a) as it applies to the Seller’s obligations under clauses (A) and (B) of this Section 4.25(d) will be deemed satisfied unless (x) Seller has failed to satisfy its obligations under such clauses (A) and (B), (y) Buyer has notified Seller of such failure in writing within a sufficient amount of time prior to the Closing to afford Seller with a reasonable opportunity to cure such failure, and (z) such failure has been a proximate cause of Buyer’s inability to obtain an amount of financing that is sufficient (together with Buyer’s other sources of Liquidity (as defined in the DIP Credit Agreement)) to pay the Final Purchase Price on the Closing Date. Seller hereby consents to the use of the logos of Seller and its Affiliates in connection with any such debt financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect Seller or its Subsidiaries or their reputation or goodwill.

(e)    Buyer shall defend, indemnify and hold harmless the Seller Indemnitees (as defined in Section 8.2 below) from and against any and all Losses which any Seller Indemnitee may incur or suffer, or become subject to, at any time, that are caused by, arise out of or result from any action taken by them pursuant to this Section 4.25 and the provision of any information utilized in connection therewith or otherwise arising from the DIP Financing, except to the extent such Losses, liabilities, fees, costs and expenses arise out of (i) historical information provided by Seller, the Transferred Companies or any of their respective Subsidiaries, Affiliates or Representatives and/or (ii) the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, Seller, the Transferred Companies or any of their respective Subsidiaries, Affiliates or Representatives. Buyer shall, promptly upon request of Seller, reimburse the Seller Indemnitees for all reasonable and documented out-of-pocket fees, costs and expenses (including documented and invoiced fees, costs and expenses of counsel) incurred by such Persons in connection with the cooperation required by this Section 4.25.

(f)    For a period of six months following the Closing Date, if and to the extent requested by Buyer, Seller shall assist, and shall cause each of its Subsidiaries to assist, and shall use reasonable best efforts to cause its and their respective Representatives to assist, at Buyer’s sole expense, in the preparation of (i) audited financial statements of the Business prepared on a stand-alone basis in accordance with GAAP for the years ended December 31, 2018, 2019 and 2020 and (ii) unaudited interim financial statements of the Business for each subsequent quarterly period ended prior to the Closing and (iii) pro forma financial statements reflecting the acquisition by Buyer of the Business, including, in each case, providing on a timely basis, to Buyer and its Representatives all cooperation, financial information, financial data and other pertinent information or assistance reasonably requested by Buyer or its Representatives in connection therewith.

(g)    The DIP Borrower and its subsidiaries shall maintain Liquidity (as defined in the DIP Credit Agreement) sufficient to pay the Final Purchase Price and to effect all other transactions contemplated by this Agreement and the Ancillary Agreements.

(h)    Subject to the terms and conditions of this Agreement, the DIP Borrower and its subsidiaries shall incur the DIP Financing on a timely basis (and in any event, no later than on the Closing Date) in an amount that is sufficient, when taken together with the Unrestricted Cash Amount (as defined in the DIP Credit Agreement), to pay the Final Purchase Price and to effect all other transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.26    Separation and Migration.

(a)    Buyer and Seller will commence development of a separation and migration plan (“Separation and Migration Plan”), promptly following the date hereof, that will address and schedule the plans by which each Party will (i) logically and physically separate the IT Systems, data, records, components and other assets of (x) the Business from those that are applicable to or part of the Retained Business, in the case of Seller, or (y) the Retained Business from those that are applicable to or part of the Business, in the case of Buyer, in each case, to enable the migration thereof to the other Party (“Separation”); provided that, with respect to data and records separated from the IT Systems of a Party and to be converted for use by the other Party following the Closing, any such separation and conversion shall be limited to converting the data into a format readable by a generally commercially available replacement data system, and shall not include additional modifications to the extent not necessary to convert to such replacement data system, such as data scrubbing, the creation of APIs or creating additional data schema, and (ii) migrate, or will cause to be migrated, to the other Party the provision of Services (as defined in the Transaction Services Agreement) and any IT Systems applicable to or part of the other Party’s business (including migrating from such Party’s systems, facilities, and hosting environments) by the expiration of the term of the Transition Services Agreement (“Migration” and services such Party will provide in association with Migration, the “Migration Services”). The Separation and Migration Plan shall include, among other things, the following: (i) phases of implementation, (ii) milestones, (iii) the anticipated completion date for the Migration, (iv) each Party’s roles and responsibilities and (v) service interdependency issues.

(b)    Buyer and Seller will assemble a migration and governance committee (“Migration Committee”) promptly following the date hereof. The Migration Committee shall oversee the Separation and Migration Plan, including determining how to deploy employees in connection with the Separation and the Migration Services. The Migration Committee shall be composed of at least two representatives of each of Buyer and Seller and shall meet at least weekly (unless otherwise mutually agreed) during the period of Migration and until the Separation and the Migration Services are completed. Such meetings may be held telephonically or through video conference. Neither the Migration Committee nor any member of the Migration Committee shall have the right to make binding commitments on either Buyer or Seller. Notwithstanding anything to the contrary herein, each Party shall (i) bear its own costs and expenses relating to the development of the Separation and Migration Plan, as well as any governance, dispute resolution and contract management activities hereunder, (ii) be reimbursed 50% by the other Party for its reimbursable third-party costs incurred by such Party in connection with the Separation and (iii) as a recipient of the Migration Services, reimburse the other Party for the reimbursable third-party costs incurred by such other Party in providing the Migration Services.

Section 4.27    CFIUS Matters. Without limiting the generality of Section 4.3:

(a)    The parties shall cooperate in the preparation and filing of a CFIUS Notice, including: (i) within 10 days of the date hereof, unless otherwise agreed by the parties, filing with CFIUS a draft of the CFIUS Notice as contemplated under 31 C.F.R. §800.501, (ii) as promptly as practicable (but in any event, no later than ten days following receipt of comments from CFIUS, unless otherwise agreed by the parties) revising such draft to respond to such comments, and (iii) filing a final CFIUS Notice in accordance with the CFIUS Authorities.

(b)    The parties shall supply, as promptly as practicable (and in any event, within the time frame required by CFIUS, including any extensions) any certification, additional information, documents or other materials in respect of the CFIUS Notice or the transactions contemplated by this Agreement that may be requested by CFIUS in connection with its review or investigation process related to the CFIUS Clearance.

(c)    The parties shall cooperate with each other in connection with resolving any review or investigation or other inquiry of CFIUS or any other Governmental Authority related to the review or investigation processes for the CFIUS Clearance, including by (i) allowing each other to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions to CFIUS, (ii) promptly informing each other of any communication received by the parties, or proposed to be given by the parties to CFIUS, by promptly providing copies to the other party of any such written communication and (iii) permitting each other to review in advance any written or oral communication that the parties propose to give to CFIUS, and consulting with each other in advance of any meeting, telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, affording each other the opportunity to attend and participate in any telephonic conferences or in-person meetings with CFIUS, in the case of each of the foregoing clauses (ii) and (iii), except for (A) any exhibits to such communications providing the personal identifying information required by 31 C.F.R. § 800.502(c)(6)(vi), (B) information otherwise requested by CFIUS to remain confidential, (C) information the disclosure of which is prohibited by applicable Laws, (D) information exempt from disclosure to the other party pursuant to other provisions of this Agreement, and (E) information reasonably determined by a party to be business confidential information, which, in each case, a party may provide separately to CFIUS.

(d)    Buyer will use reasonable best efforts to take any and all actions necessary, including to agree to all such requirements or conditions or provide such assurances, to mitigate any national security concerns as may be requested or required by CFIUS in connection with, or as a condition of, the receipt of CFIUS Clearance. Notwithstanding the foregoing or any other provisions of this Agreement, Buyer shall not be required to accept any requirement to divest or hold separate (through the establishment of a trust, proxy, or otherwise) assets or operations of Buyer or their Subsidiaries (including such properties, assets, or operations of the Target Companies). Notwithstanding the foregoing or any other provisions of this Agreement, if CFIUS informs the parties orally or in writing that CFIUS has recommended or intends to recommend in a report that the President prohibit the transactions contemplated by this Agreement, Buyer may, at its discretion, withdraw the CFIUS Notice, and if Buyer so chooses, then Seller shall cooperate with Buyer in the parties’ withdrawal of the CFIUS Notice.

Section 4.28    Capacity Relief. Buyer and its Affiliates will provide Capacity Relief to Seller and its Subsidiaries to the extent the Closing does not occur prior to January 1, 2021, but occurs prior to March 1, 2021.

ARTICLE 5

TAX MATTERS

Section 5.1    Straddle Periods; Refunds.

(a)    Whenever it is necessary to determine the liability for Taxes in respect of a Target Company for a Straddle Period, items of income, gain, loss and deduction shall be apportioned between the portion of the Straddle Period ending on the Closing Date and the remaining portion of such Straddle Period on the basis of a closing of the books as of the end of the day on the Closing, provided that any such items that are calculated on an annual basis shall be allocated between the portion of the Straddle Period ending on the Closing and the remaining portion of such Straddle Period in proportion to the number of days in each period.

(b)    After the Closing Date, except to the extent (i) included as an asset in Closing Working Capital or (ii) attributable to the carryback of any loss from a tax period (or portion thereof) beginning after the Closing Date to the Pre-Closing Tax Period, all refunds of Taxes of the Target Companies for any Pre-Closing Tax Period, whether in the form of cash received or a credit or offset against Taxes otherwise payable, shall be the property of Seller; with the exception of any such Tax refund or credit to the extent (x) such Tax refund or credit arises as a result of a Tax paid by Buyer or one of its Affiliates after the Closing Date which was not included as a liability in Closing Working Capital or Indebtedness and which is not a Tax for which Buyer has been indemnified pursuant to this Agreement or (y) such Tax refund or credit is required to be paid to a third party pursuant to a contract in place as of the Closing. To the extent that Buyer or any of its Affiliates receives a refund that is the property of Seller pursuant to the prior sentence, Buyer shall pay, within ten (10) business days of receipt, to the Seller, the amount of such refund and interest received with respect to such refund (net of any Taxes and reasonable out-of-pocket costs incurred to recover such refunds). To the extent any Tax refund described in this Section 5.1(b) that was paid to Seller is subsequently disallowed, Seller shall promptly repay the amount of such Tax refund to Buyer along with any penalties or interest imposed as a result of such disallowance. For the avoidance of doubt, Seller shall be entitled to receive and retain any refund or other credit or offset in respect of any Consolidated Income Tax Liabilities. Notwithstanding anything to the contrary, any amounts payable to Seller pursuant to this Section 5.1(b) shall be reduced by the amount of any Pre-Closing Taxes for which Buyer is entitled to indemnification pursuant to Section 8.1 and for which Buyer has not been compensated pursuant to Section 8.1.

Section 5.2    Tax Returns.

(a)    Seller shall be responsible for preparing and filing, or causing to be prepared and filed, all Tax Returns (i) of the Target Companies that are due (taking into account any applicable extensions) on or prior to the Closing Date (excluding any Consolidated or Combined Returns) or (ii) that are Consolidated or Combined Returns; provided, that (x) all such Tax Returns described in clause (a)(i) of this Section 5.2 and (y) all such Tax Returns that are Consolidated or Combined Returns which report the Texas franchise tax with respect to a Pre-Closing Tax Period or Straddle Period and which relate, in whole or in part, to the Target Companies (such Consolidated or Combined Returns, “Texas Franchise Returns”) shall be prepared and filed in a manner that is consistent with the past practice of the Target Companies, except as otherwise required by applicable Tax Law; provided, further, that, to the fullest extent practicable, not later than 15 days prior to the due date for filing (x) any income or other material Tax Return described in clause (a)(i) of this Section 5.2 that is required to be filed in either Switzerland or Canada or (y) any Texas Franchise Return, Seller shall provide Buyer with a draft of such Tax Return (or in the case of a Texas Franchise Return, a draft of the applicable portion of such Tax Return that relates to the Target Companies) for Buyer’s comment and Seller shall consider in good faith all reasonable comments made in writing by the Buyer at least 10 days prior to the due date for filing such Tax Return.

(b)    Buyer shall be responsible for preparing and filing, or causing to be prepared and filed, all other Tax Returns relating to the business or assets of the Target Companies; provided, that with respect to any such Tax Returns that could reasonably be expected to result in any Pre-Closing Taxes, Buyer shall (i) prepare and file, or cause to be prepared and filed, such Tax Returns in a manner that is consistent with the past practice of the Target Companies, except as otherwise required by applicable Tax Law and (ii) to the fullest extent practicable, provide Seller with a reasonable opportunity to discuss such Tax Returns with Buyer or the applicable tax return preparer and to provide input on the contents of such Tax Returns prior to the filing thereof.

(c)    Without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall not permit any of its Affiliates to, amend any Tax Returns, extend or waive any statute of limitations or make or change any Tax elections or accounting methods, in each case with respect to any of the Target Companies relating to a Pre-Closing Tax Period or a Straddle Period, except to the extent required by applicable Tax Law or would not reasonably be expected to create or increase (i) a Pre-Closing Tax, or (ii) Taxes incurred by Seller or any of its Affiliates. Upon a determination by Buyer or any such Affiliate that such amendment, extension or waiver or making or changing of any Tax elections or accounting methods is so required by law or would not reasonably be expected to create or increase (i) a Pre-Closing Tax or (ii) Taxes incurred by Seller or any of its Affiliates, Buyer shall promptly notify Seller of such determination.

Section 5.3    Post-Closing Actions.

(a)    Each of Buyer and Seller shall, and shall cause their respective Affiliates to, cooperate and take all actions that are required to make or cause to be made an election under Treasury Regulations Section 1.245A-5T(e)(3)(i) (or any successor provision thereto) to close the taxable year of any of the Target Companies that are classified as a “controlled foreign corporation” within the meaning of Section 957(a) of the Code, for purposes of the Code (and, therefore, as to all shareholders of such Transferred Companies and respective Subsidiaries immediately prior to Closing) as of the end of the Closing Date.

(b)    Without the prior written consent of Seller, Buyer shall not make or permit to be made an election pursuant to Section 338(g) of the Code with respect to any of the Subsidiaries of the Transferred Companies that are classified as corporations for U.S. federal income tax purposes in connection with the transactions contemplated by this Agreement.

Section 5.4    Tax Contests.

(a)    Each of Buyer and Seller shall notify the other party within 20 days after receipt by Seller, Buyer or any of their respective Affiliates of written notice of any federal, state, local or foreign Tax audit or examination or notice of deficiency or other adjustment, assessment or redetermination relating to Taxes (“Tax Matters”) of any of the Target Companies (i) with respect to a Pre-Closing Tax Period or a Straddle Period, excluding any Tax Matters relating to a Consolidated or Combined Return (a “Pre-Closing Tax Matter”), or (ii) with respect to a Texas Franchise Return (a “Texas Franchise Tax Matter”); provided, that failure to so notify Seller or Buyer, as applicable, shall not relieve the other party of its obligations hereunder unless and to the extent Seller or Buyer, as applicable, is actually and materially prejudiced thereby; provided, further, that, for the avoidance of doubt, Seller shall have no obligation to notify Buyer of any Tax Matters relating to a Consolidated or Combined Return that is not a Texas Franchise Tax Matter.

(b)    Seller shall control any Tax Matters relating to a Consolidated or Combined Return, and, except for any Texas Franchise Tax Matter, Buyer shall have no right to participate in any aspects of such Tax Matters. Seller shall (i) have the right to control any Pre-Closing Tax Matters that could reasonably be expected to result in a Pre-Closing Tax and (ii) Seller shall control any Texas Franchise Tax Matter at Seller’s own cost and expense; provided that Seller shall (A) diligently prosecute such Tax Matters in good faith, (B) notify Buyer of significant developments with respect to such Tax Matters and keep Buyer reasonably informed and consult with Buyer as to the resolution of any issue that would materially affect Buyer or any of its Affiliates (including the Target Companies), (C) give Buyer a copy of any Tax adjustment or assessment proposed in writing with respect to such Tax Matters and copies of any other written correspondence with the relevant Tax authority relating to such Tax Matters, (D) not settle or compromise any issue without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed, and (E) otherwise permit the Buyer to participate in (but not control) such Tax Matters, at Buyer’s own expense.

(c)    Buyer shall control any Tax Matters of any of the Target Companies with respect to a Pre-Closing Tax Period or a Straddle Period (other than a Tax Matter that relates to a Consolidated or Combined Return, which Seller shall control pursuant to the first sentence of Section 5.4(b), a Texas Franchise Tax Matter, or a Tax Matter that Seller elects to control pursuant to the second sentence of Section 5.4(b)), at Buyer’s own cost and expense; provided that Buyer shall (A) diligently prosecute such Tax Matters in good faith, (B) notify Seller of significant developments with respect to such Tax Matters and keep Seller reasonably informed and consult with Seller as to the resolution of any issue that would materially affect Seller or any of its Affiliates, (C) give Seller a copy of any Tax adjustment or assessment proposed in writing with respect to such Tax Matters and copies of any other written correspondence with the relevant Tax authority relating to such Tax Matters, (D) not settle or compromise any issue without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed, and (E) otherwise permit the Seller to participate in (but not control) such Tax Matters, at Seller’s own expense.

(d)    To the extent of any inconsistency or conflict between this Section 5.4 and Section 8.3 or Section 8.4, this Section 5.4 shall control.

Section 5.5    Books and Records; Cooperation. Buyer and Seller shall (and shall cause their respective Affiliates to), at the requesting party’s cost and expense, (a) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return (including, for the avoidance of doubt, in determining whether any filing under Council Directive (EU) 2018/822 (“DAC 6”) is required in respect of any of the Target Companies for the Pre-Closing Tax Period) or any audit or other examination by any taxing authority or any judicial or administrative proceeding relating to Taxes and (b) retain (and provide the other party and its Affiliates with reasonable access to) all records or information which may be relevant to such Tax Return (including, for the avoidance of doubt, any filing under DAC 6), audit, examination or proceeding, provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties and, notwithstanding anything to the contrary in this Agreement, (x) Buyer shall not be required to provide Seller with any consolidated, combined, unitary, affiliated or similar Tax Return or portion thereof (including any work papers or related documentation) of Buyer or its Affiliates (other than any portion solely related to the Target Companies) and (y) Seller shall not be required to provide Buyer with any consolidated, combined, unitary, affiliated or similar Tax Return or portion thereof (including any work papers or related documentation) of Seller or its Affiliates (other than any portion related solely to the Target Companies).

Section 5.6    Transfer Taxes. Each of Buyer and Seller shall bear 50% of all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement (including any real property transfer tax and any similar Tax). Buyer and Seller shall cooperate with one another to mitigate, reduce or eliminate any Transfer Taxes that could be imposed with respect to the sale and purchase of the Units contemplated by this Agreement, including by obtaining or furnishing any applicable exemption certificates or related documentation. If any such Transfer Taxes are payable, the party responsible under applicable Law will pay such Transfer Taxes and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and promptly provide a copy of such Tax Returns to the other party and, to the extent required by applicable law, the other party will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The non-paying party shall promptly provide the paying party with timely payment for its share of any such Transfer Taxes.

Section 5.7    Purchase Price Allocation. The Final Purchase Price (and any assumed liabilities and other amounts treated as consideration for applicable U.S. federal income Tax purposes) will be allocated among the assets of the Target Companies for all applicable Tax purposes in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state, local, or non-U.S. Law, as appropriate). A draft statement setting forth the allocations (the “Allocation Statement”) shall be prepared by Seller. No later than 120 days after the Closing Date (and if an adjustment to the Estimated Purchase Price is required pursuant to Section 1.3, 60 days after such Estimated Purchase Price adjustment is finalized and paid pursuant to Section 1.3(g)), Seller shall deliver the Allocation Statement to Buyer (and, in the case of an adjustment to the Estimated Purchase Price, an updated Allocation Statement) for Buyer’s review and comment, and Buyer and Seller will cooperate in good faith to resolve any disagreements with respect thereto. If Buyer and Seller are able to agree to such Allocation Statement (as revised to accommodate any comments of Buyer, the “Final Allocation Statement”) within 60 days following delivery thereof, or such later date as agreed to by Buyer and Seller, then Buyer and Seller shall file and cause their Affiliates to file IRS Form(s) 8594 (where required) and all income Tax Returns in accordance with the Final Allocation Statement, and neither of them shall thereafter take a position on an income Tax Return inconsistent with the Final Allocation Statement unless required pursuant to a final determination within the meaning of Section 1313(a) of the Code (or any similar provision of state, local, or non-U.S. Law, as appropriate). If Buyer and Seller are unable to agree to such Allocation Statement within the time period described above, following delivery thereof, each party shall be entitled to adopt its own position regarding the allocation. Buyer and Seller each agree to provide the other promptly with any information reasonably required to complete the Allocation Statement and shall notify and provide the other with reasonable assistance in the event of an examination, audit or other proceeding regarding the allocations determined pursuant to this Section 5.7.

Section 5.8    Intended Tax Treatment. In view of the fact that each of the Transferred Companies is treated as a disregarded entity for U.S. federal income tax purposes, it is the intention of the parties that, for U.S. federal income tax purposes, the sale of the Units will be treated as a sale of the assets of the Transferred Companies.

ARTICLE 6

CONDITIONS PRECEDENT

Section 6.1    Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the transactions contemplated hereby and by the Ancillary Agreements shall be subject to the fulfillment at or prior to the Closing of the following conditions, any of which may be waived in writing by Buyer or Seller in their sole discretion:

(a)    Competition Approvals. All applicable waiting, notice or review periods and approvals or clearances under the Competition Laws listed in Section 6.1(a) of the Seller Disclosure Letter (as extended by any applicable Governmental Authority) shall have been received, granted, expired or been terminated, as applicable.

(b)    No Injunction, Etc. Consummation of the transactions contemplated hereby or by the Ancillary Agreements shall not have been restrained, enjoined or otherwise prohibited or made illegal by any applicable Law.

(c)    CFIUS Clearance. The parties shall have obtained CFIUS Clearance.

(d)    Regulatory Approvals. Each of the consents and approvals set forth on Section 6.1(d) of the Seller Disclosure Letter shall have been obtained.

(e)    FCC Approval. The FCC Approval shall have been obtained and no request for a stay, petition for rehearing or reconsideration, application for review or appeal that is reasonably likely to result in the vacating or rescission of the original action or decision shall have been made within 10 calendar days of the issuance of such FCC Approval.

Section 6.2    Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby and by the Ancillary Agreements shall be subject to the fulfillment at or prior to the Closing of the following additional conditions, any of which may be waived in writing by Buyer in its sole discretion:

(a)    Representations; Performance. (i) The representations and warranties of Seller set forth in Sections 2.1 (Organization and Good Standing), 2.2(a) (Authorization), 2.4(a) (Capitalization; Title to Units), 2.5(a) and the first and second sentences of 2.5(b) (Subsidiaries; Ownership Interests) and 2.19 (Finders’ Fees), shall be true and correct in all respects (other than de minimis exceptions) as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (ii) each of the remaining representations and warranties of Seller set forth in this Agreement or any Ancillary Agreement or in any schedule, certificate or other document delivered pursuant hereto or thereto (except for the representation and warranty in Section 2.28, which is made only as of the date hereof) shall be true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of any such representations and warranties to be true and correct has not had a Material Adverse Effect. Seller shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Seller at or prior to the Closing.

(b)    Officer’s Certificate. Seller shall have delivered to Buyer a certificate, dated as of the Closing Date, signed by a duly authorized officer of Seller certifying that each of the conditions set forth in Section 6.2(a) have been satisfied.

(c)    FIRPTA Certificate. Seller shall have delivered to Buyer a statement, dated as of the Closing Date, meeting the requirements of Section 1.1445-2(b)(2) of the Treasury Regulations, certifying that Seller is not a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations thereunder.

(d)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(e)    Closing Deliverables. Seller shall have delivered, or caused to be delivered, to Buyer all the Closing deliverables set forth in Section 1.2(a).

(f)    Termination of Affiliate Arrangements. Seller shall have delivered evidence, in form and substance reasonably satisfactory to Buyer, that each Affiliate Arrangement has been terminated as of the Closing Date, in each case, with no further liability or obligation thereunder to Buyer or its Affiliates following the Closing.

Section 6.3    Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated hereby and by the Ancillary Agreements shall be subject to the fulfillment at or prior to the Closing of the following additional conditions, any of which may be waived in writing by Seller in its sole discretion:

(a)    Representations; Performance. (i) The representations and warranties of Buyer set forth in Section 3.1 (Organization), Section 3.2(a) (Corporate and Governmental Authorization), Section 3.7 (Finders’ Fees) and Section 3.8 (Bankruptcy

Court Orders) shall be true and correct in all respects (other than de minimis exceptions) as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (ii) each of the remaining representations and warranties of Buyer set forth in this Agreement or any Ancillary Agreement or in any schedule, certificate or other document delivered pursuant hereto or thereto shall be true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of any such representations and warranties to be true and correct has not had a Buyer Material Adverse Effect. The DIP Order and the Bankruptcy Court Order (i) have been entered and the applicable time for appeal has expired with no such appeal having been filed, and (ii) remain in full force and effect, without any modifications that would be adverse to Seller except any such modifications as to which Seller has provided its written consent. Buyer shall have, in all material respects, duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Buyer at or prior to the Closing.

(b)    Officer’s Certificate. Buyer shall have delivered to Seller a certificate, dated as of the Closing Date, signed by a duly authorized officer of Buyer certifying that each of the conditions set forth in Section 6.3(a) have been satisfied.

(c)    Closing Deliverables. Buyer shall have delivered to Seller or Seller’s designee all the Closing deliverables set forth in Section 1.2(b) and Section 1.2(c).

Section 6.4    Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was primarily caused by such party’s failure to use the efforts required pursuant to Section 4.3 of this Agreement to cause the Closing to occur.

ARTICLE 7

TERMINATION

Section 7.1    Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)    by the written agreement of Buyer and Seller;

(b)    by either Buyer or Seller by notice to the other party, if:

(i)    the Closing shall not have been consummated on or before April 30, 2021 (the “End Date”), provided that either party may extend the End Date by three months to July 31, 2021 only if, at the time of such extension, (x) the only conditions in Article 6 not capable of being satisfied are the conditions set forth in Section 6.1 and (y) the extending party’s breach is not the primary cause of the failure of the Closing to be consummated by such time; or

(ii)    (A) there shall be any Law that makes consummation of the Closing illegal or otherwise prohibited or (B) any judgment, injunction, order or decree of any Governmental Authority having competent jurisdiction enjoining Buyer or Seller from consummating the Closing is entered and such judgment, injunction, order or decree shall have become final and nonappealable;

(c)    by Buyer by notice to Seller, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Seller or the Target Companies set forth in this Agreement or any Ancillary Agreement or in any schedule, certificate or other document delivered pursuant hereto or thereto shall have occurred that would cause the condition set forth in Section 6.2(a) not to be satisfied, and such breach has not been cured within 30 days after delivery by Buyer to Seller of a written notice of such breach; provided that such 30 day cure period may be extended one time by 30 days so long as Seller is using its reasonable best efforts to cure any such breach and delivers a written notice to Buyer prior to the end of such initial 30-day period detailing what steps Seller intends to take in the successive 30-day period to cure such breach; provided, further, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if Buyer is then in material breach or violation of its representations, warranties or covenants contained in this Agreement such that the conditions set forth in Section 6.3 are unable to be satisfied;

(d)    by Seller by notice to Buyer if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement or any Ancillary Agreement or in any schedule, certificate or other document delivered pursuant hereto or thereto shall have occurred that would cause the condition set forth in Section 6.3(a) not to be satisfied, and such breach has not been cured within 30 days after delivery by Seller to Buyer of a written notice of such breach; provided that such 30-day cure period may be extended one time by 30 days so long as Buyer is using its reasonable best efforts to cure any such breach and delivers a written notice to Seller prior to the end of such initial 30-day period detailing what steps Buyer intends to take in the successive 30-day period to cure such breach; provided, further, that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if Seller is then in material breach or violation of its representations, warranties or covenants contained in this Agreement such that the conditions set forth in Section 6.2 are unable to be satisfied; or

(e)    by Seller by notice to Buyer if either the DIP Order or the Bankruptcy Court Order ceases to be in full force and effect or is modified in any manner that is adverse to Seller, in the good faith judgment of Seller, without the prior written consent of Seller and such cessation or modification is not cured by Buyer within 5 Business Days after delivery by Seller to Buyer of a written notice of its intent to terminate the Agreement pursuant to this Section 7.1(e).

Any party seeking to terminate this Agreement pursuant to this Section 7.1 shall give prompt written notice of its decision to seek such termination to the other party.

Section 7.2    Effect of Termination.

(a)    If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no effect without liability of any party (or any of its directors, officers, employees, members, stockholders, Affiliates, agents, successors or assigns) (other than pursuant to this Section 7.2, the provisions of Section 4.6 (Public Announcements), Article 9 (Miscellaneous), including Section 9.4 (Expenses), Article 10 (Definitions) and the Confidentiality Agreement, which shall survive any such termination); provided, however, that no party shall be relieved or released from any liabilities or damages arising out of any Willful Breach of this Agreement. For purposes of clarification, the parties agree that if Buyer does not close the transactions contemplated hereby in circumstances in which all of the closing conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), such event shall be deemed to be a Willful Breach by Buyer of this Agreement. Seller may petition a court to award damages in connection with any breach by Buyer of the terms or conditions set forth in this Agreement, and Buyer agrees that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs and may include the benefit of the bargain lost by Seller (taking into consideration relevant matters, including other combination opportunities and the time value of money). Notwithstanding anything to the contrary contained herein, Seller may enforce such award and accept damages for such breach.

(b)    If this Agreement is terminated pursuant to Section 7.1, Buyer acknowledges and agrees that all documents, copies thereof, and all other materials received from or on behalf of Seller relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, shall continue to be subject to the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE 8

INDEMNIFICATION

Section 8.1    Indemnification by Seller. From and after the Closing subject to the terms of this Agreement, Seller shall defend, indemnify and hold harmless Buyer and its Affiliates and their respective Representatives (collectively, the “Buyer Indemnitees”) from and against any and all Losses that any Buyer Indemnitee may incur or suffer, or become subject to, at any time, that are caused by, arise out of or result from:

(a)    the Excluded Liabilities;

(b)    the Excluded Assets;

(c)    Pre-Closing Taxes; or

(d)    any liabilities directly arising from the Reorganization.

Section 8.2    Indemnification by Buyer From and after the Closing, subject to the terms of this Agreement, Buyer shall defend, indemnify and hold harmless Seller and its Affiliates and their respective Representatives (collectively, the “Seller Indemnitees”) from and against any and all Losses that any Seller Indemnitee may incur or suffer, or become subject to, at any time, that are caused by, arise out of or result from:

(a)    the Transferred Liabilities; or

(b)    the Transferred Assets.

Section 8.3    Notification of Claims. A Person that may be entitled to be indemnified under this Article 8 (the “Indemnified Party”) shall promptly notify the party responsible for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim, demand or circumstance (describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand or circumstance) that the Indemnified Party has determined has given, or would reasonably be expected to give, rise to a right of indemnification under this Agreement; provided that the failure to prompt notice of a claim hereunder shall not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is actually and materially prejudiced by such failure. A claim or demand asserted by a third party is hereinafter referred to as a “Third-Party Claim.”

Section 8.4    Third-Party Claim Mechanics.

(a)    Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 8.3 with respect to any Third-Party Claim, the Indemnifying Party shall have the right (but not the obligation) to assume the defense of any Third-Party Claim and, in the event that the Indemnifying Party shall assume the defense of such claim, it shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense; provided that, notwithstanding anything to the contrary in this Section 8.4, the Indemnifying Party shall not be entitled to assume the defense of any Third-Party Claim (and, to the extent the Indemnifying Party has assumed the defense, shall transfer control of such defense to the Indemnified Party) if (i) the Indemnified Party shall have one or more legal or equitable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party, (ii) in the reasonable opinion of counsel for the Indemnified Party, there exists a conflict of interest between the Indemnified Party and the Indemnifying Party, (iii) such Third-Party Claim seeks equitable relief or involves a criminal Litigation or (iv) the Indemnifying Party shall not have assumed the defense of such Third-Party Claim within 30 days of delivery of a notice of such claim for indemnity; provided, further, that, notwithstanding anything to the contrary in this Section 8.4, prior to assuming the defense of any Third-Party Claim, the Indemnifying Party shall (x) acknowledge and agree in writing that the Indemnifying Party would have an indemnity obligation for any Loss resulting from such Third-Party Claim as provided under this Article 8 and (y) furnish the Indemnified Party with reasonable evidence that the Indemnifying Party has adequate resources to defend the Third-Party Claim and to fulfill its indemnity obligations hereunder.

(b)    If the Indemnifying Party assumes the defense of any Third-Party Claim, (i) the Indemnifying Party shall select, at the Indemnifying Party’s sole cost and expense, counsel, contractors and consultants of recognized standing and competence after consultation with the Indemnified Party and shall take all steps reasonably necessary in the defense or, to the extent permitted by this Section 8.4, settlement of such Third-Party Claim and (ii) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in, but not control, the defense or settlement of such Third-Party Claim; provided, however, that the Indemnifying Party shall pay the fees and expenses of such separate counsel (x) incurred by the Indemnified Party prior to the date the Indemnifying Party assumes control of the defense of the Third-Party Claim and (y) if representation of both the Indemnifying Party and the Indemnified Party by the same counsel would create a conflict of interest. If the Indemnifying Party does not (or is unable to) assume the defense of any Third-Party Claim then the Indemnifying Party shall pay the fees and expenses of counsel retained by the Indemnified Party in connection therewith.

(c)    The Indemnifying Party shall have full control of such defense and proceedings, but shall not consent to a settlement of, or the entry of any judgment arising from, any Third-Party Claim, without the consent of any Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that the Indemnifying Party may agree to any the settlement of, or the entry of any judgment arising from, any Third-Party Claim without the Indemnified Party’s consent if it (i) does not include an injunction or other equitable remedy adversely affecting or encumbering any material assets or properties of the Indemnified Parties, their respective Affiliates or the Business, (ii) does not involve criminal liability or any admission of fault, misconduct or wrongdoing, (iii) involves only the payment of monetary damages and the Indemnifying Party pays all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, and (iv) includes, as a condition of such settlement or judgment, a complete release of each Indemnified Party potentially affected by such Third-Party Claim.

Section 8.5    Insurance Proceeds. If any Losses sustained by a Indemnified Party are covered by an insurance policy or an indemnification, contribution or similar obligation of another Person (other than an Affiliate of such Indemnified Party), the Indemnified Party shall cause such Indemnified Party to use reasonable best efforts to collect such insurance proceeds or indemnity, contribution or similar payments; provided that in no event shall the Indemnified Party be required to initiate any Litigation to pursue or collect such proceeds, indemnity contribution or similar payment. If any Indemnified Party actually receives such insurance proceeds or indemnity, contribution or similar payments prior to being indemnified with respect to such Losses under this Article 8, the payment under this Article 8 with respect to such Losses shall be reduced by the after-tax amount of such insurance proceeds or indemnity, contribution or similar payments (less reasonable attorneys’ fees and other reasonable out-of-pocket expenses incurred in connection with such recovery). If any Indemnified Party receives such insurance proceeds or indemnity, contribution or similar payments after any Indemnified Party has actually already received payment from Indemnifying Party in respect of indemnification under this Article 8 for some or all of such Losses, such Indemnified Party shall pay (or shall cause to be paid to) the Indemnifying Party the lesser of (a) the amount of such insurance proceeds or indemnity, contribution or similar payment (less the costs and expenses incurred in connection with such recovery) and (b) the aggregate amount paid by Indemnifying Party to all Indemnified Parties with respect to such Losses. Each party shall use reasonable best efforts to mitigate all Losses for which such party is or may be entitled to indemnification hereunder (and the costs and expenses of such mitigation shall constitute Losses).

Section 8.6    Third-Party Beneficiaries. The Seller Indemnitees and the Buyer Indemnitees are intended to be third-party beneficiaries of this Article 8.

Section 8.7    Tax Treatment of Indemnity Payments. Any indemnity payment made pursuant to this Article 8 shall be treated as an adjustment to the Purchase Price for applicable tax reporting purposes.

(a)    In determining the amount of any indemnity payment to be made pursuant to this Article 8 for Losses incurred of any Target Company organized outside of the United States, such payment shall be determined net of any Tax benefit actually derived by the Indemnified Party (or any Affiliate thereof) in the taxable year in which the Losses were incurred or the taxable year thereafter as a result of sustaining or paying the Losses incurred by the Indemnified Party (including as the result of facts or circumstances due to which the Indemnified Party sustained or paid such Losses).

(b)    In determining the amount of any indemnity payment to be made pursuant to this Article 8 for Losses other than those described in Section 8.7(a), such payment shall be determined net of any Tax benefit actually derived by the Indemnified Party (or any Affiliate thereof) in the taxable year in which the Losses were incurred or the taxable year thereafter as a result of sustaining or paying the Losses incurred by the Indemnified Party (including as the result of facts or circumstances due to which the Indemnified Party sustained or paid such Losses); provided that any such Tax benefit shall be reduced by the amount of Tax detriment (including the Tax effect of any item of income or gain or other item (including any decrease in Tax basis) which increases any amounts paid or payable with respect to Taxes in any taxable year) that such Indemnified Party has suffered or is reasonably expected to suffer in any future taxable year as a result of any indemnification payment. Each of Buyer and Seller shall bear 50% of any reasonable and documented out-of-pocket costs of determining the amount of the Tax detriment described in the immediately preceding proviso, unless Seller determines in its sole discretion that this Section 8.7(b) shall not apply to the applicable indemnity payment.

Section 8.8    Fraud; Commercial Agreements. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall limit the liability of Seller, Seller Group or any other Person (i) for Fraud or (ii) under any existing or future commercial agreements or arrangements with Buyer or any of its Affiliates (including the Commercial Agreements).

ARTICLE 9

MISCELLANEOUS

Section 9.1    No Survival. None of the representations or warranties contained in this Agreement or in any certificate or schedule delivered pursuant to this Agreement shall survive the Closing. In furtherance, not limitation, of the foregoing, the parties, intending to contractually shorten any otherwise applicable statute of limitations, hereby agree that, other than in the event of Fraud or Willful Breach, no claim of any kind based on the failure of any representation or warranty made in Article 2 or Article 3 having been true and correct may be brought at any time after the Closing.

Section 9.2    Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be given:

if to Buyer:

Intelsat Jackson Holdings S.A.

4, rue Alert Borschette

L-1246-Luxembourg

Attention:    David Tolley

                    Michelle Bryan

Email:         david.tolley@intelsat.com

                     michelle.bryan@intelsat.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue,

New York, NY 10022

Telephone:    (212) 446-4800

Attention:      Peter Martelli, P.C.

                      Shawn OHargan, P.C.

                      Andrew Kimball

Email:           peter.martelli@kirkland.com

                       shawn.ohargan@kirkland.com

                       andrew.kimball@kirkland.com

if to Seller, Gogo CA or Gogo International:

Gogo Inc.

111 N. Canal Street

Chicago, IL 60606

Attention:    Margee Elias, General Counsel

Email:          MElias@gogoair.com

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Telephone:    (212) 909-6000

Attention:      Kevin Rinker, Esq.

                      Sue Meng, Esq.

Email:           KARinker@debevoise.com

                       SMeng@debevoise.com

or such other address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received (a) when personally delivered if received prior to 5:00 p.m. on a Business Day in the place of receipt, (b) one Business Day after being sent by reputable overnight courier or (c) when transmitted by email with confirmation of receipt requested (provided, that if confirmation of such receipt is not obtained within three Business Days, then the sending party must also promptly notify the other party by other means provided herein (for the avoidance of doubt, in such a case, the notice, request or other communication shall be deemed received on the date of the initial email transmission notwithstanding the use of other means)).

Section 9.3    Amendment; Waivers, Etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding, unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

Section 9.4    Expenses. Except as otherwise provided herein (including Section 4.3, Section 4.7, Section 4.25(e) and Section 5.6), all costs, fees and expenses incurred in connection with, including with respect to enforcement of, this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, whether or not consummated, shall be paid by the party incurring such cost or expense.

Section 9.5    Governing Law, Etc..

(a)    THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH

PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. Buyer and Seller hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State, City and County of Delaware for disputes or other matters arising out of or related to this Agreement and in respect of the transactions contemplated hereby. During the pendency of the Chapter 11 Cases, Buyer and Seller hereby irrevocably submit to the jurisdiction of the Bankruptcy Court for implementation, interpretation, and enforcement of, or disputes regarding, the DIP Order or the Bankruptcy Court Order. Each of Buyer and Seller irrevocably agrees that all claims in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby, or with respect to any such action, suit or proceeding, shall be heard and determined in such a Delaware State or federal court, and that such jurisdiction of such courts with respect thereto shall be exclusive, except solely to the extent that all such courts shall lawfully decline to exercise such jurisdiction. Each of Buyer and Seller hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that it is not subject to such jurisdiction. Each of Buyer and Seller hereby waives, and agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. Buyer and Seller hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

(b)    EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.6    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, successors and permitted assigns; provided that this Agreement shall not be assignable or otherwise transferable by any party without the prior written consent of the other party. Notwithstanding the foregoing, Buyer may transfer or assign, in whole or in part, its rights or obligations under this Agreement to one or more Affiliates; provided, however, that in the case of such an assignment, Buyer shall remain responsible for the performance of their obligations hereunder; provided, further, that such assignment may not impose material withholding or other Taxes on Seller or any of its Affiliates (unless Buyer reimburses Seller or such Affiliate for any such Taxes and any Taxes imposed on the full amount of such reimbursement).

Section 9.7    Entire Agreement. This Agreement (including the Seller Disclosure Letter and the Buyer Disclosure Letter), the Ancillary Agreements (when executed and delivered) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements, understandings and representations, both written and oral, between the parties with respect to the subject matter hereof. In the event of any conflict between this Agreement, on the one hand, and any Ancillary Agreement, on the other hand, the terms of this Agreement shall control.

Section 9.8    Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is determined by a court of competent jurisdiction to be invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative or unenforceable to any extent whatsoever. Upon any such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.9    Counterparts; Effectiveness; Third-Party Beneficiaries. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except for Persons covered by Section 4.11, Article 8, Section 9.12 or Section 9.13, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties and their respective successors and assigns.

Section 9.10    Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, prior to the valid termination of this Agreement, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 9.5, in addition to any other remedy to which they are entitled at law or in equity; provided, however, that the parties shall be entitled to an injunction or injunctions or to enforce specifically the performance of the terms and provisions of Section 7.2. Prior to the valid termination of this Agreement, the parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the posting of any bond or other security in connection therewith.

Section 9.11    Attorney-Client Privilege and Conflict Waiver.

(a)    Debevoise & Plimpton LLP (“Seller Counsel”) and Kirkland & Ellis LLP (“Buyer Counsel”) have represented Seller and the Target Companies. All of the parties recognize the commonality of interest that exists and will continue to exist until Closing, and the parties agree that such commonality of interest should continue to be recognized after the Closing and such parties recognize and agree that the communications between or among Seller Counsel, Seller and the Target Companies are protected under certain privileges and doctrines, including the attorney-client privilege and the common interest doctrine. Specifically, the parties agree that (i) Seller shall not, and shall cause its Affiliates not to, seek to have any Buyer Counsel disqualified from representing Buyer and its Affiliates and each of the foregoing’s respective officers, directors, managers, employees, shareholders, equityholders, agents and representatives in connection with any dispute that may arise out of or relate to this Agreement or the transactions contemplated hereby, and Seller expressly waives any claim that any Buyer Counsel has a conflict of interests or is otherwise precluded from engaging in such representation, (ii) Buyer shall not, and shall cause its Affiliates not to, seek to have Seller Counsel disqualified from representing Seller Group and its Affiliates and each of the foregoing’s respective officers, directors, managers, employees, shareholders, equityholders, agents and representatives in connection with any dispute that may arise out of or relate to this Agreement or the transactions contemplated hereby, and Buyer expressly waives any claim that any Seller Counsel has a conflict of interest or is otherwise precluded from engaging in such a representation, (iii) in the event that a dispute arising out of or related to this Agreement or the transactions contemplated hereby arises after the Closing between Buyer and Seller or any of their respective Subsidiaries (including, in the case of Buyer or any Target Company), (A) Seller Counsel may represent any member of Seller Group or any of its Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Buyer or any Transferred Company and even though Seller Counsel may have represented any of the Target Companies in a matter substantially related to such dispute and (B) Buyer Counsel may represent Buyer or its Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Seller Group and (iv) in connection with any such dispute that may arise between Seller and its Affiliates and Buyer or the Target Companies, Seller and Affiliates of Seller (and not Buyer or the Target Companies) will have the sole and exclusive right to decide whether or not to waive the attorney-client privilege that may apply to any communications between the Target Companies and Seller Counsel that occurred before the Closing. Buyer and Seller represent that their respective attorneys have explained and helped Buyer or Seller, as applicable, evaluate the implications and risks of waiving the right to assert a future conflict against Seller Counsel or Buyer Counsel, and Buyer and Seller’s consent with respect to this waiver is fully informed.

(b)    Buyer further agrees, on behalf of itself, and, after the Closing, on behalf of the Target Companies, that all communications in any form or format whatsoever between or among any of Seller Counsel, Seller or Seller’s Affiliates that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained, owned and controlled exclusively by Seller and shall not pass to (by operation of law or otherwise) or be claimed by Buyer or any Target Company. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely and exclusively to, and controlled by, Seller and shall not pass to or be claimed by Buyer or Target Companies.

(c)    Notwithstanding the foregoing, in the event that a dispute arises between Buyer or any Target Company, on the one hand, and a third party other than Seller or its Affiliates, on the other hand, Buyer or any Target Company may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that none of Buyer or any Target Company may waive such privilege without the prior written consent of Seller (which such consent shall not be unreasonably withheld, conditioned or delayed). In the event that Buyer or any Target Company is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of the Deal Communications, Buyer shall promptly (and, in any event, within five Business Days) notify Seller in writing (including by making specific reference to this Section 9.11) so that Seller can seek a protective order and Buyer agrees to use reasonable best efforts to assist therewith.

Section 9.12    Mutual Release. Effective as of the Closing Date, except for any rights or obligations expressly set forth in this Agreement or the Ancillary Agreements, each of Seller and Buyer, on behalf of itself and each of its Subsidiaries (individually, a “Releasor” and, collectively, “Releasors”), hereby releases and forever discharges the other party and the other party’s Affiliates and Representatives (individually, a “Releasee” and, collectively, “Releasees”), in each case, in their capacity as such, from and against any and all Litigation, actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, liabilities and demands of any kind whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity which each Releasor or any of their respective successors and assigns now has or has ever had against any Releasee arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause or event related to the Business or the Target Companies and occurring contemporaneously with or prior to the Closing Date (all of the foregoing collectively, the “Released Claims”); provided, however, that nothing contained herein shall release any obligations of either party or its Affiliates or Representatives under (i) this Agreement or the Ancillary Agreements (including Seller’s obligations with respect to Excluded Liabilities and Buyer’s obligations with respect to Transferred Liabilities) or (ii) under any prior, existing or future commercial agreements or arrangements involving the parties (including the Commercial Agreements). Each Releasor hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Released Claim, or commencing, instituting, or causing to be commenced, any Litigation of any kind against any Releasee, based upon any matter released hereby. Releasees are intended to be third-party beneficiaries of this Section 9.12.

Section 9.13    Debt Financing. Notwithstanding anything in this Agreement to the contrary, each of the parties hereto, on behalf of itself, its Subsidiaries and each of its Affiliates hereby (a) agrees that any action, suit or proceeding of any kind or description, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to this Agreement or the DIP Financing or any of the agreements entered into in connection with the DIP Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of the Bankruptcy Court and, if the Bankruptcy Court does not have (or abstains from) jurisdiction, the courts of the State of New York, the courts of the United States of America for the Southern District of New York and appellate courts from any thereof, and any federal or state court in the Borough of Manhattan, New York, New York, if the Bankruptcy Court is not available, and each party hereto irrevocably submits itself and its property with respect to any such action, suit or proceeding to the exclusive jurisdiction of such court; (b) agrees that any such action, suit or proceeding shall be governed by the laws of the State of New York, except as otherwise provided in the DIP Credit Agreement or other applicable definitive document agreement relating to the DIP Financing; (c) agrees not to bring or support or permit any of its Subsidiaries to bring or support any action, suit or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to this Agreement, the DIP Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than the Bankruptcy Court and, if the Bankruptcy Court does not have (or abstains from) jurisdiction, the courts of the State of New York, the courts of the United States of America for the Southern District of New York and appellate courts from any thereof; (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action, suit or proceeding in any such court; (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any action, suit or proceeding brought against the Debt Financing Sources in any way arising out of or relating to this Agreement, the DIP Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (f) solely with respect to Seller, its Subsidiaries and its Affiliates, agrees that none of the Debt Financing Sources will have any liability to Seller, its Subsidiaries or any of its Affiliates or any officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent or representative relating to or arising out of this Agreement, the DIP Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and neither Seller, its Subsidiaries nor its Affiliates will have any rights or claims against any of the Debt Financing Sources hereunder or thereunder; (g) agrees that the Debt Financing Sources are express third-party beneficiaries of, and may enforce any of the provisions of this Section 9.13; and (h) agrees that the provisions of Section 4.25, Section 9.10, this Section 9.13 and the definitions of “DIP Lenders” and “Debt Financing Sources” shall not be amended, modified or waived in any way materially adverse to the Debt Financing Sources without the prior written consent of the Required Lenders (as defined in the DIP Credit Agreement) or with respect to any Alternative Financing, the equivalent term to Required Lenders with respect to such Alternative Financing. Notwithstanding the foregoing, nothing in this Section 9.13 shall in any way limit or modify the rights and obligations of Buyer, the DIP Borrower or any of their respective Subsidiaries under this Agreement or any DIP Lender’s obligations to Buyer, the DIP Borrower or any of their respective Subsidiaries under the DIP Credit Agreement. This Section 9.13 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

ARTICLE 10

DEFINITIONS

Section 10.1    Certain Terms. The following terms have the respective meanings given to them below:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the avoidance of doubt (i) prior to the Closing, Affiliates of Seller shall include the Target Companies, and (ii) at and after the Closing, Affiliates of Buyer shall include the Target Companies.

“Affiliate Arrangements” means (a) all contracts, arrangements, commitments or transactions (including, for the avoidance of doubt, any intercompany indebtedness) between Seller Group, on the one hand, and a Target Company, on the other hand and (b) all contracts, arrangements, commitments or transactions (other than employment contracts) between any director, officer or equityholder of Seller or its Affiliates, on the one hand, and a Target Company, on the other hand.

“Agreement” has the meaning set forth in the Preamble.

“Aggregate Ticking Fee” means $0.00; provided, if (i) the Closing Date occurs after March 1, 2021, then the Aggregate Ticking Fee shall be increased to an aggregate amount equal to the product of (x) the number of days from March 1, 2021 to (but not including) the Closing Date on which the only conditions to the obligation of Buyer to consummate the transactions contemplated hereby and by the Ancillary Agreements that were not fulfilled or waived in writing by the Buyer were the conditions set forth in Section 6.1, and conditions solely capable of being satisfied at Closing (including Section 6.2(a)-(c), (e) and (f)), and (y) $240,000.

“Allocation Statement” has the meaning set forth in Section 5.7.

“Alternative Financing” has the meaning set forth in Section 4.25(c).

“Alternative Transaction” has the meaning set forth in Section 4.20.

“Ancillary Agreements” means the Transition Services Agreement, the Commercial Agreements and the IP License Agreement.

“Anti-Corruption Laws” has the meaning set forth in Section 2.25(a).

“Applicable Accounting Principles” means the accounting principles, practices and methodologies set forth in Exhibit A.

“Assets” has the meaning set forth in Section 2.10(a).

“Aviation Authorizations” has the meaning set forth in Section 2.27(a).

“Balance Sheet Date” has the meaning set forth in Section 2.6(a).

“Bankruptcy Court” means the United States Bankruptcy Court for the Eastern District of Virginia.

“Bankruptcy Court Order” means the Order (I) Authorizing the Debtors to (A) Consummate a Proposed Transaction and (B) Enter into an Amendment to the DIP Credit Agreement and (II) Granting Related Relief, which shall fully authorize all of the transactions contemplated by this Agreement and the Ancillary Agreements, scheduled to be heard by the Bankruptcy Court on August 31, 2020.

“Benefit Plans” means each benefit or compensation plan, scheme, program, policy, agreement, arrangement or contract (including, but not limited to, any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, incentive, bonus, change in control or severance plan, program, policy, arrangement or contract), in each case, (i) for the benefit of any current or former officer, employee, director or individual service provider of the Transferred Companies or any of their respective Subsidiaries that is sponsored, maintained or contributed to (or required to be maintained or contributed to) by Seller, the Transferred Companies or any of their respective Subsidiaries, or (ii) under or with respect to which any of them has or could reasonably expect to incur any liability or obligation, but shall exclude any such plan, program, policy, agreement or other arrangement sponsored by a Governmental Authority.

“Business” means the commercial aviation business of Seller, including (i) the research, development, sale, distribution, operation and support of in-flight communications and entertainment solutions to passenger or cargo air carriers operating under Part 121 or Part 129 of Title 14, C.F.R. or the international equivalents thereof, and (ii) the research, development, design, assembly, manufacture, installation, maintenance, operation management, provision, sale or distribution of networks, systems, equipment, hardware, Software, network connectivity, communications services, entertainment services and content involved in or relating to such solutions.

“Business Day” means any day that is not (i) a Saturday, (ii) a Sunday or (iii) any other day on which commercial banks are authorized or required by law to be closed in the City of New York.

“Business Employee” has the meaning set forth in Section 2.15(a).

“Business Intellectual Property” has the meaning set forth in Section 2.11(c).

“Business Product” means all Software and other products or services, from which any of the Target Companies or, with respect to the Business, Seller Group has derived within the 36 months preceding the date hereof, or is currently deriving, revenue from the sale, license, maintenance or provision thereof.

“Buyer” has the meaning set forth in the Preamble.

“Buyer 401(k) Plan” has the meaning set forth in Section 4.5(j).

“Buyer Counsel” has the meaning set forth in Section 9.11(a).

“Buyer Disclosure Letter” means the letter, dated as of the date hereof, delivered by Buyer to Seller prior to the execution of this Agreement and identified as the Buyer Disclosure Letter.

“Buyer Flexible Spending Account Plan” has the meaning set forth in Section 4.5(f).

“Buyer Group” means Buyer and its Affiliates.

“Buyer Indemnitees” has the meaning set forth in Section 8.1.

“Buyer Material Adverse Effect” means any material adverse change or effect that materially impairs, or prevents or delays the ability of Buyer to consummate the transactions contemplated by this Agreement and the Ancillary Agreements or otherwise perform its obligations hereunder or thereunder.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136 and any amendment thereof, or administrative or other guidance or legislation published with respect thereto by any Government Authority.

“Capacity Relief” means relief from making 100% of the monthly payments owing by Seller and its Affiliates under the satellite contracts, between Seller and its Affiliates on the one hand and Buyer and its Affiliates on the other (it being understood and agreed that Buyer and its Affiliates are currently providing 50% relief due to COVID-19); provided that such incremental relief shall be pro rated in accordance with the number of days in the applicable month that have lapsed prior to the Closing (e.g., if the Closing occurs on January 15, 2020, such incremental 50% relief would be equal to 15/31 of the monthly payment); provided, further, that the capacity leased or used under such satellite contracts is ordinary course usage of Seller and its Affiliates for their end-customers consistent with past practice.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.

“CFIUS Authorities” means the Defense Production Act of 1950 (50 U.S.C. § 4565), and its implementing regulations located at 31 C.F.R. Parts 800-802.

“CFIUS Clearance” means (a) the parties hereto have received written notice from CFIUS that either (i) it has determined that the transactions contemplated by this Agreement do not constitute a “covered transaction” pursuant to the CFIUS Authorities or (ii) CFIUS’ review (or, if applicable, investigation) under the CFIUS Authorities of the transactions contemplated by this Agreement in response to the CFIUS Notice, has concluded and CFIUS shall have determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement, and advised that all action under the CFIUS Authorities has concluded with respect to the transactions contemplated by this Agreement; or (b) CFIUS shall have sent a report to the President of the United States (“President”) requesting the President’s decision on CFIUS Notice and either (i) the period under the CFIUS Authorities during which the President may announce a decision to take action to suspend, prohibit or place any limitations on the transactions contemplated by this Agreement shall have expired without the President having taken or announced such a decision or (ii) the President shall have announced a decision not to take any action to suspend, prohibit, or place any limitations on the transactions contemplated by this Agreement.

“CFIUS Notice” means a joint voluntary notice with respect to the transactions contemplated by this Agreement, prepared in accordance with Section 4.27(a) and submitted to CFIUS in accordance with the requirements of the CFIUS Authorities.

“Chapter 11 Cases” means the cases of Intelsat S.A., and certain of its debtor affiliates, under chapter 11 of title 11 of the United States Code, being jointly administered under case number 20-32299 (KLP) in the Bankruptcy Court.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Date Cash” means, as of the Measurement Time, the aggregate amount of all cash and cash equivalents of the Target Companies ((i) including marketable securities, short-term investments, liquid instruments, petty cash, security deposits associated with facility leases, deposits in transit to the extent there has been a reduction of receivables on account therefor, and the amount of any received and uncleared checks, wires or drafts and (ii) excluding the amount of any issued but uncleared checks, wires or drafts and any Restricted Cash), calculated in accordance with the Applicable Accounting Principles.

“Closing Date Indebtedness” means Indebtedness of the Target Companies as of the Measurement Time; provided that, if required by Section 10.1(a) of the Seller Disclosure Letter, the calculation of Closing Date Indebtedness shall be increased by $25,000,000.

“Closing Statement” has the meaning set forth in Section 1.3(b).

“Closing Working Capital” means (i) current assets of the Target Companies minus (ii) current liabilities of the Target Companies, each as of the Measurement Time, and calculated in accordance with the formula, policies and procedures set forth in the Applicable Accounting Principles. Closing Working Capital shall not include any Closing Date Cash, Closing Date Indebtedness or Transaction Expenses. A sample calculation of Closing Working Capital as of June 30, 2020 is included as schedule 1 to Exhibit A of the Applicable Accounting Principles.

“Closing Working Capital Excess” means the amount, if any, by which Closing Working Capital exceeds Target Closing Working Capital.

“Closing Working Capital Shortfall” means the amount, if any, by which Closing Working Capital is less than Target Closing Working Capital.

“COBRA” means Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, the Health Insurance Portability and Accountability Act of 1996, Sections 601 et seq. and Sections 701 et seq. of ERISA, Section 4980B and Sections 9801 et seq. of the Code and applicable state or similar Laws.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commerce” has the meaning set forth in Section 2.24(a).

“Commercial Agreements” means the agreements to be entered into by Buyer and Seller at the Closing, in a form and substance agreed to by Buyer and Seller in good faith pursuant to the term sheets attached hereto as Exhibit B and Exhibit C.

“Communications Act” has the meaning set forth in Section 2.26(b).

“Communications Authorizations” has the meaning set forth in Section 2.26(a).

“Communications Authorizations Consents” has the meaning set forth in Section 2.2(b).

“Communications Authorizations Filings” has the meaning set forth in Section 2.2(b).

“Company Employees” has the meaning set forth in Section 4.5(b).

“Company Plan” means each Benefit Plan other than a Seller Benefit Plan.

“Company Relevant Persons” has the meaning set forth in Section 2.25(a).

“Competition Laws” means all Laws that are designed or intended to prohibit, restrict or regulate actions, including transactions, acquisitions and mergers, having the purpose or effect of creating or strengthening a dominant position, monopolization, lessening of competition or restraint of trade, including the HSR Act, the Clayton Antitrust Act of 1914, the Sherman Act of 1890, the Federal Trade Commission Act of 1914 and any other federal, state or foreign Laws.

“Confidentiality Agreement” has the meaning set forth in Section 4.2(d).

“Consolidated Income Tax Liabilities” means any Income Taxes that are reported on or payable with respect to a Consolidated or Combined Return, including Gogo Inc.’s U.S. corporate federal, state and local Income Taxes.

“Consolidated or Combined Return” means any Tax Return that is filed or required to be filed by Gogo Inc. or an Affiliate of Gogo Inc. that is not a Target Company and that includes Gogo Inc. or any of its Affiliates that is not a Target Company, on the one hand, and one or more of the Target Companies, on the other hand, filing together as a consolidated, combined, unitary, affiliated or similar group of which Gogo Inc. or any of its Affiliates that is not a Target Company is the parent.

“Continuation Period” has the meaning set forth in Section 4.5(b).

“contract” or “agreement” means any legally binding written or oral contract, agreement, promise, understanding, arrangement, commitment or undertaking of any nature.

“Covered Disabled Employee” has the meaning set forth in Section 4.5(e).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any action, quarantine, “shelter in place,” “stay at home,” furlough, workforce reduction, social distancing, shut down, closure, sequester or any other Law, order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19 (but only, in the case of discretionary items, to the extent they are reasonable and prudent in light of the Business and applied in good faith to the Business), in each case, whether in place currently or adopted or modified hereafter, including the actions set forth on Section 10.1(b) of the Seller Disclosure Letter.

“Customs & International Trade Laws” has the meaning set forth in Section 2.24(a).

“D&O Indemnitees” has the meaning set forth in Section 4.11(a).

“Data Security Requirements” means the following, in each case to the extent relating to data privacy, protection, or security or data collection, usage, storage and processing of Personal Information by the Target Companies or, with respect to the Business, Seller Group: (i) all applicable Laws; (ii) industry standards to which the Target Companies or Seller Group, with respect to the Business, purports to comply with or be bound; (iii) the Target Companies’ and Seller Group’s own internal and external-facing privacy policies; (iv) contractual obligations of the Target Companies or Seller Group; and (v) PCI-DSS.

“Deal Communications” has the meaning set forth in Section 9.11(b).

“Debt Financing Sources” means the Persons (including the DIP Lenders) that have committed to provide, or have otherwise entered into agreements in connection with the DIP Financing or any Alternative Financing in connection with the transactions contemplated hereby pursuant to the DIP Credit Agreement or such Alternative Financing, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective permitted successors and assigns.

“DIP Amendment” has the meaning set forth in Section 3.4(d).

“DIP Borrower” has the meaning set forth in the definition of “DIP Credit Agreement” in this Section 10.1.

“DIP Credit Agreement” means the Superpriority Secured Debtor In Possession Credit Agreement, dated as of August 24, 2020, among Intelsat Jackson Holdings S.A., as borrower (the “DIP Borrower”), the subsidiaries of the DIP Borrower from time to time party thereto, as guarantors, the lenders party thereto (the “DIP Lenders”), Credit Suisse AG, Cayman Islands Branch, as administrative agent and as collateral agent, and Credit Suisse Loan Funding LLC, as lead arranger.

“DIP Financing” has the meaning set forth in Section 3.4(b).

“DIP Lenders” has the meaning set forth in the definition of “DIP Credit Agreement” in this Section 10.1.

“DIP Order” means the Final Order (a) Authorizing the Debtors to Obtain Postpetition Financing, (b) Authorizing the Debtors to Use Cash Collateral, (c) Granting Liens and Superpriority Administrative Expense Claims, (d) Granting Adequate Protection to the Prepetition Secured Parties, (e) Modifying the Automatic Stay, and (f) Granting Related Relief, entered on June 9, 2020 (Docket No. 285).

“Dispute Notice” has the meaning set forth in Section 1.3(c).

“Disputed Item” has the meaning set forth in Section 1.3(c).

“DOJ” has the meaning set forth in Section 4.3(b).

“Domain Names” means the Internet domain names, URLs, personalized subdomains, social media usernames and other digital identifiers and indicia of origin used or held for use by the Business and the Retained Business.

“End Date” has the meaning set forth in Section 7.1(b)(i).

“Enforceability Exceptions” has the meaning set forth in Section 2.2(a).

“Environmental Law” means any Law (including common law) regulating or relating to pollution, the protection of natural resources, the environment or human health and safety, including as it relates to pollution or releases or the manufacture, handling, transport, use, treatment, storage or disposal of, or exposure of any Person to, Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means each entity that is or was at any time treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Estimated Closing Date Cash” has the meaning set forth in Section 1.3(a)(iii).

“Estimated Closing Date Indebtedness” has the meaning set forth in Section 1.3(a)(ii).

“Estimated Closing Statement” has the meaning set forth in Section 1.3(a).

“Estimated Closing Working Capital” has the meaning set forth in Section 1.3(a)(i).

“Estimated Closing Working Capital Excess” means the amount, if any, by which Estimated Closing Working Capital exceeds the Target Closing Working Capital.

“Estimated Closing Working Capital Shortfall” means the amount, if any, by which Estimated Closing Working Capital is less than Target Closing Working Capital.

“Estimated Purchase Price” means an amount in cash equal to (i) the Purchase Price, (ii) plus Estimated Closing Date Cash, (iii) minus the Estimated Closing Date Indebtedness, (iv) minus the Transaction Expenses, if any, (v) plus the Estimated Closing Working Capital Excess, if any, (vi) minus the Estimated Closing Working Capital Shortfall, if any, (vii) plus the Aggregate Ticking Fee, if any. The Estimated Purchase Price and all components thereof shall be denominated in U.S. dollars. For the avoidance of doubt, the Estimated Purchase Price shall be determined in a manner so as to not inappropriately “double count” any components thereof.

“Excluded Assets” means all of Seller Group’s right, title and interest, direct or indirect, in and to all assets, properties and rights of every nature, kind and description, whether tangible or intangible, real, personal or mixed, accrued or contingent (including goodwill), wherever located and whether now existing or hereafter acquired, that (i) are not primarily related to the Business or (ii) are listed or described on Annex I under the “Excluded Assets” heading.

“Excluded Liabilities” means all liabilities and commitments of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due, (i) to the extent relating to or arising out of the Excluded Assets, (ii) to the extent relating to or arising out of the Retained Business, (iii) the Seller Retained Employee Liabilities or (iv) listed or described on Annex I under the “Excluded Liabilities” heading.

“Existing Senior Secured Debt” means (i) the Indenture, dated as of April 25, 2019 and as amended by the First Supplemental Indenture, dated as of May 3, 2019, and the Second Supplemental Indenture, dated as of March 6, 2020, among Gogo Finance Co. Inc., Gogo Intermediate Holdings LLC, Gogo Inc., AC Bidco LLC, Gogo LLC, Gogo Business Aviation LLC, Gogo International Holdings LLC, Gogo Connectivity Ltd., Gogo Air International GmbH and U.S. Bank National Association, and (ii) the ABL Credit Agreement, dated as of August 26, 2019, and as amended by the Joinder Agreement, dated as of March 6, 2020, among Gogo Finance Co. Inc., Gogo Intermediate Holdings LLC, Gogo Inc., AC Bidco LLC, Gogo LLC, Gogo Business Aviation LLC, Gogo International Holdings LLC, Gogo Connectivity Ltd., Gogo Air International GmbH, JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc.

“FAA” means the Federal Aviation Administration.

“FAA Authorizations” has the meaning set forth in Section 2.27(a).

“FCC” means the Federal Communications Commission.

“FCC Approval” means the approval of the FCC to transfer the FCC Authorizations set forth on Section 6.1(d) of the Seller Disclosure Letter.

“FCC Authorizations” has the meaning set forth in Section 2.26(a).

“Final Allocation Statement” has the meaning set forth in Section 5.7.

“Final Purchase Price” means (i) the Purchase Price, (ii) plus Closing Date Cash, (iii) minus the Closing Date Indebtedness, if any, (iv) minus the Transaction Expenses, if any, (v) plus the Closing Working Capital Excess, if any, (vi) minus the Closing Working Capital Shortfall, if any, (vii) plus the Aggregate Ticking Fee, if any. The Final Purchase Price and all components thereof shall be denominated in U.S. dollars. For the avoidance of doubt, the Final Purchase Price shall be determined in a manner so as to not inappropriately “double count” any components thereof.

“Financial Statements” has the meaning set forth in Section 2.6(a).

“Fraud” means actual common law fraud (excluding any constructive fraud or equitable fraud).

“FTC” has the meaning set forth in Section 4.3(b).

“GAAP” has the meaning set forth in Section 2.6(b).

“Gogo CA” has the meaning set forth in the Recitals.

“Gogo International” has the meaning set forth in the Recitals.

“Government Official” means any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, or supra-national body, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal, arbitral body and any self-regulatory organization, in each case whether foreign or domestic.

“Hazardous Substance” means (i) any petroleum or petroleum products, asbestos, urea formaldehyde insulation, per and polyfluoroalkyl substances or polychlorinated biphenyls and (ii) any other material, waste or substance regulated as toxic or hazardous under, or for which liability or standards of conduct may be imposed pursuant to, any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Income Tax” means any Tax that is, in whole or in part, based on or measured by net income or gains or gross receipts.

“Indebtedness” means, without duplication, (i) any indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any liabilities for net accumulated benefit obligations related to underfunded defined benefit pension plans or similar, statutory retirement gratuity, indemnity or allowance plans, as determined in accordance with GAAP, (iv) any deferred payroll obligations and associated Taxes under the CARES Act, any executive order or any other similar government program, (v) any obligations arising out of interest rate and currency swap, cap, forward or other arrangements designed to provide protection against fluctuations in interest or currency rates, in each case, including any amounts payable to terminate such arrangements, (vi) any deferred purchase price of a business or asset, condition sale obligations, obligations under any title retention agreement, including any earn out, purchase price adjustment, holdbacks (except current trade accounts payable and accrued expenses to the extent taken into account in the calculation of Closing Working Capital), (vii) accrued or outstanding severance, separation or retention payments or bonuses, and other similar obligations, and the employer’s share of any incremental payroll Taxes attributable to such amounts, (viii) to the extent drawn, any letters of credit, (ix) any unpaid Income Taxes (other than Consolidated Income Tax Liabilities with respect to which Seller or one of its

Affiliates that is not a Target Company is the parent) of any of the Target Companies, calculated in a manner consistent with past practice, except as otherwise required by applicable Law, (x) Merchant of Record Liabilities and (xi) any accrued interest, premiums, penalties, breakage costs, redemption fees, fees and other obligations relating to any of the foregoing. For the avoidance of doubt, Indebtedness shall not include capital leases, the “Retained Premises Termination Fee” contemplated by the lease for the real property situated at 111 North Canal Street, Chicago, IL 60606, intercompany indebtedness, amounts included as Transaction Expenses or amounts to the extent taken into account in the calculation of Closing Working Capital.

“Indemnified Party” has the meaning set forth in Section 8.3.

“Indemnifying Party” has the meaning set forth in Section 8.3.

“Independent Accountant” means a partner in the New York office of Ernst & Young LLP or, if no partner at such firm is willing or able to serve in such capacity, a partner in the New York office of another nationally recognized independent registered public accounting firm appointed by mutual agreement of Buyer and Seller.

“Insurance Policies” has the meaning set forth in Section 2.18.

“Intellectual Property” means any and all rights in the following, in any and all jurisdictions worldwide: (i) patents, patent applications and patent disclosures and improvements thereto together with all reissuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof, (ii) Marks, (iii) copyrights, copyright registrations and other rights in works of authorship and all related moral rights, (iv) issuances, registrations and applications for any of the foregoing, (v) domain names, (vi) trade secrets and other confidential information, inventions (whether or not patentable or reduced to practice), ideas and know-how, (vii) Software and (viii) all other forms of intellectual property.

“International Aviation Authorizations” has the meaning set forth in Section 2.27(a).

“International Communications Authorizations” has the meaning set forth in Section 2.26(a).

“IP License Agreement” means the intellectual property license agreement to be entered into by Buyer and Seller at the Closing, in a form and substance agreed to by Buyer and Seller in good faith pursuant to the term sheet attached hereto as Exhibit D.

“IRS” means the Internal Revenue Service.

“IT Systems” means all computers, computer Software, source code, firmware, middleware, servers, workstations, routers, hubs, switches, hardware, software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology and communications equipment, owned or leased by or licensed to or provided as a service to one of the Target Companies.

“Key Employee” has the meaning set forth in Section 10.1(c) of the Seller Disclosure Letter.

“Knowledge of Buyer” means the actual knowledge of the Persons specified in Section 10.1(a) of the Buyer Disclosure Letter.

“Knowledge of Seller” means the actual knowledge of the Persons specified in Section 10.1(d) of the Seller Disclosure Letter.

“Labor Contract” has the meaning set forth in Section 2.15(a).

“Laws” means any statute, law, ordinance, regulation, rule, code, Order, requirement, determination, constitution, award, common law, act, or treaty enacted, promulgated, issued, adopted or entered into by any Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 2.10(d).

“Leases” has the meaning set forth in Section 2.10(d).

“Licenses” has the meaning set forth in Section 4.17(a).

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Litigation” means any action, demand, suit, arbitration proceeding, administrative enforcement, legal or regulatory proceeding, citation, claim, charge, complaint, audit, investigation, summons or subpoena of any nature, civil, criminal, regulatory or otherwise, by or before any Governmental Authority.

“Losses” means any and all damages, judgments, awards, liabilities, losses, obligations, claims of any kind or nature, fines, penalties, Taxes and costs and expenses (including reasonable fees and expenses of Representatives); provided, however, that, with respect to Article 8, “Losses” shall not include, unless payable as a result of a Third-Party Claim, (i) any punitive or special damages or (ii) consequential damages (except to the extent reasonably foreseeable).

“Marks” means any trademarks, service marks, trade names, brand names, logos, service marks and trade dress, and all other indicia of source or origin, together with all goodwill associated therewith.

“Material Adverse Effect” means any change, event, circumstance, development, occurrence or effect that has, or that would reasonably be expected to have, individually or in the aggregate, a material adverse change in or effect on the business, assets, financial condition or results of operations of the Business or the Target Companies, taken as a whole; provided, however, that any such change, event, circumstance, development, occurrence or effect resulting from any of the following, individually or in the aggregate, shall not be considered when determining whether a Material Adverse Effect has occurred to the extent resulting from: (i) any change in economic, regulatory or political conditions generally, including any governmental shutdown or slowdown, or conditions in the capital and financial markets generally, including changes in interest or exchange rates, (ii) any change in the industry in which the Business operates or in which products of the Business are used or distributed or how services are delivered or utilized, including changes in technology or customer preferences, increases in energy, electricity, raw material or other operating costs, (iii) any promulgation or enactment of, implementation of, enforcement of, change in interpretation of, change in implementation of, or change in enforcement of, any Laws or GAAP or governmental policy, (iv) conditions in jurisdictions in which the Business operates, including hostilities, acts of war, curfews, riots, demonstrations or public disorders, sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing, (v) any epidemic, pandemic or disease outbreak (including COVID-19) or other health crisis or public health event, or any worsening of any of the foregoing, (vi) any COVID-19 Measures, (vii) any change relating to the identity of, or facts and circumstances relating to, Buyer including any actions by customers, suppliers, distributors, collaboration partners or personnel, (viii) any hurricane, flood, tornado, earthquake or other natural disaster or any other force majeure event or (ix) the failure of the Business to achieve any financial projections or forecasts; provided that the underlying causes of such failures shall not be excluded, except, in each of clauses (i) through (vi), such change, event, circumstance, development, occurrence or effect shall be taken into account in the determination of whether a Material Adverse Effect has occurred or would reasonably be likely to have occurred solely to the extent (and only to the extent) that such change, event, circumstance, development, occurrence or effect has disproportionately affected the Business or the Target Companies relative to other participants in the industries in which the Target Companies operate.

“Material Airlines” has the meaning set forth in Section 2.21(a).

“Material Commercial Relationships” has the meaning set forth in Section 2.21(a).

“Material Contract” has the meaning set forth in Section 2.9(b).

“Material Satellite Capacity Providers” has the meaning set forth in Section 2.21(a).

“Material Suppliers” has the meaning set forth in Section 2.21(a).

“Measurement Time” means 12:01 a.m. Central Standard Time or Central Daylight Time, as applicable, on the Closing Date.

“Merchant of Record Liabilities” means unremitted amounts temporarily held by the Transferred Companies or any of their respective Subsidiaries on behalf of airline passengers for the benefit of, and payable to, the applicable airline, calculated net of credit card processing fees and determined in accordance with the Applicable Accounting Principles.

“Migration” has the meaning set forth in Section 4.26(a).

“Migration Committee” has the meaning set forth in Section 4.26(b).

“Migration Services” has the meaning set forth in Section 4.26(a).

“New Benefit Plans” has the meaning set forth in Section 4.5(c).

“Non-Business Employee” means the employees employed and individual service providers engaged by the Transferred Companies or any of their respective Subsidiaries who do not primarily perform services for the Business.

“Non-Business Participant” has the meaning set forth in Section 4.5(k).

“Non-Competition Period” has the meaning set forth in Section 4.23(b).

“Non-U.S. Company Plan” means each Company Plan that primarily covers current or former employees, officers, directors or other individual service providers of the Target Companies based outside of the United States and/or which is governed by the Laws of any jurisdiction outside of the United States.

“OFAC” has the meaning set forth in Section 2.24(a).

“Old Benefit Plans” has the meaning set forth in Section 4.5(c).

“Order” means any order, writ, judgment, injunction, decree, award, directive, consent, ruling binding agreement or stipulation, issued by or entered by or with any court or other Governmental Authority.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Other Material Relationships” has the meaning set forth in Section 2.21(a).

“Other Relevant Persons” has the meaning set forth in Section 2.25(a).

“Outside Counsel Only” has the meaning set forth in Section 4.3(b).

“Owned Intellectual Property” means, as of the Closing Date, the Intellectual Property owned or purported to be owned by any of the Target Companies.

“Permits” means licenses, franchises, permits, certificates, approvals, consents, waivers, concessions, exemptions, registrations or other similar authorizations issued by applicable Governmental Authorities.

“Permitted Liens” means (i) real estate and personal property Taxes, assessments, governmental levies, fees or charges or statutory liens for current Taxes or other governmental charges with respect to the Leased Real Property not overdue as of the Closing Date or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts that are not delinquent and will be paid in full and released at Closing, or are being contested in good faith, and that would not individually or in the aggregate be materially adverse to the Business, (iii) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authorities having jurisdiction over the Leased Real Property, which are not violated by the current use or occupancy of such Leased Real Property or the operation of the Business thereon, (iv) all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above the Leased Real Property, (v) all matters set forth on Section 10.1(e) of the Seller Disclosure Letter, (vi) Liens that will be released at the Closing, (vii) Liens incurred on the Closing Date in connection with the DIP Financing or any Alternative Financing, (viii) statutory Liens in favor of lessors arising in connection with any property leased to any of the Transferred Companies or any of their respective Subsidiaries, (ix) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such Leased Real Property, which, in each case, do not materially impair the continued use or occupancy of the Leased Real Property for the purposes for which it is used for the Business and (x) non-exclusive licenses of Intellectual Property granted to customers in the ordinary course of business which do not materially interfere with the present use of the assets subject thereto or affected thereby.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Information” means any data or other information (including protected health information) collected, stored, or processed by, or used in, the Business that is (i) capable of identifying an individual, including any personally identifiable data (e.g., name, address, phone number, email address, financial account number, payment card data, government-issued identifier and health or medical information), or (ii) otherwise protected by or subject to any Data Security Requirement.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period through and ending at the completion of the Closing Date.

“Pre-Closing Taxes” means, without duplication, any and all (i) Taxes of Seller, (ii) Taxes of or imposed on any of the Target Companies for any Pre-Closing Tax Period (including, for the avoidance of doubt, any such Taxes arising from the Reorganization), (iii) Taxes of any member of an affiliated group as defined in Section 1504 of the Code that has filed a consolidated return for U.S. federal income tax purposes (or any consolidated, combined or unitary group under state, local or non-U.S. Law) of which any Target Company (or any predecessor) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar U.S. state or local, or non-U.S. Law, (iv) Taxes (other than Transfer Taxes) of any of the Target Companies arising from the sale and purchase of the Units contemplated by this Agreement, (v) Transfer Taxes that are the responsibility of Seller under Section 5.6, and (vi) Taxes of any Person (other than any Transferred Company or its respective Subsidiary) imposed on any Transferred Company or its respective Subsidiary as a transferee or successor, by contract or pursuant to any Law, which Taxes arise as a result of an event or transaction occurring before the Closing, in each case, other than any such Taxes included in Closing Working Capital or Closing Date Indebtedness and which have been taken into account in the Final Purchase Price under Section 1.3.

“President” has the meaning set forth in the definition of “CFIUS Clearance” in this Section 10.1.

“Privileged Deal Communications” has the meaning set forth in Section 9.11(b).

“Purchase Price” means $400,000,000.

“Released Claims” has the meaning set forth in Section 9.12.

“Releasees” has the meaning set forth in Section 9.12.

“Releasors” has the meaning set forth in Section 9.12.

“Reorganization” means the transactions contemplated by that certain Second Amended and Restated Reorganization Agreement, dated as of August 31, 2020, by and among Seller, Gogo Intermediate Holdings LLC, the Target Companies, Gogo Business Aviation LLC, AC BidCo LLC, Gogo Connectivity Ltd., Gogo Inflight Internet Canada Ltd., Gogo ATG LLC and Gogo CA Licenses LLC.

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers or other representatives of such Person.

“Required Amount” has the meaning set forth in Section 3.4(c).

“Resignation Letters” has the meaning set forth in Section 4.19.

“Resolution Period” has the meaning set forth in Section 1.3(d).

“Restricted Cash” means any cash and cash equivalents (i) that are insurance proceeds in respect of a condemnation, casualty, loss or other material damage to any of the assets of the Business prior to the Closing Date that have not been used to repair or replace such condemned or damaged property as permitted or required pursuant to the terms hereof or (ii) that are held by Target Companies organized outside of the United States and that cannot be repatriated to the United States without penalty and tax to the extent the aggregate amount of such cash and cash equivalents contemplated by this clause (ii) exceeds $20,000,000.

“Retained Business” means the business aviation business of Seller, including (i) the research, development, design, manufacturing, sale, distribution, operation and support of in-flight communications and entertainment solutions to (a) aircraft operating under Parts 91 or 135 of Title 14, C.F.R., (b) charter companies conducting scheduled flight operations departing from executive fixed based operations and (c) private charters operating under 14 C.F.R. Part 121, or the international equivalents thereof, and (ii) the research, development, design, assembly, manufacture, installation, maintenance, operation management, provision, sale or distribution of networks, systems, equipment, hardware, Software, network connectivity, communications services, entertainment services and content involved in or relating to such solutions.

“Sanctioned Country” has the meaning set forth in Section 2.24(b).

“Sanctioned Person” has the meaning set forth in Section 2.24(b).

“SEC” means the U.S. Securities and Exchange Commission.

“Security Incident” means actions that result in an actual cyber or security incident that had or reasonably could have been expected to have a material adverse effect on the Business, including any incidents of security breaches or intrusions, denial of service, unauthorized use, disclosure, or access to, or destruction of, any IT Systems, Personal Information, confidential information or trade secrets.

“Seller” has the meaning set forth in the Preamble.

“Seller 401(k) Plan” has the meaning set forth in Section 4.5(j).

“Seller Benefit Plan” means each Benefit Plan that Seller or any of its Subsidiaries (other than the Target Companies) sponsors, maintains or contributes to, or is required to sponsor, maintain or contribute to, for the benefit of current or former officers, employees, directors or individual service providers of the Transferred Companies or any of their respective Subsidiaries.

“Seller Counsel” has the meaning set forth in Section 9.11(a).

“Seller Disclosure Letter” means the letter, dated as of the date hereof, delivered by Seller to Buyer prior to the execution of this Agreement and identified as the Seller Disclosure Letter.

“Seller Flexible Spending Account Plan” has the meaning set forth in Section 4.5(f).

“Seller Group” means Seller and its Affiliates, excluding any of the Transferred Companies or any of their respective Subsidiaries.

“Seller Guaranty” means any guaranty, letter of credit, surety, indemnity or contribution agreement or other similar agreement entered into by Seller Group in favor of any third party guaranteeing or assuring such third party of the payment of any actual or potential Losses or obligation of the Target Companies or the Business to such third party.

“Seller Indemnitees” has the meaning set forth in Section 8.2.

“Seller Marks” means any and all Marks (i) owned by Seller Group and that were used in the Business in the 12 months prior to the Closing Date, including as set forth in Section 10.1(f) of the Seller Disclosure Letter and (ii) any Marks confusingly similar thereto.

“Seller Retained Employee Liabilities” means (i) all liabilities and obligations described as being assumed or retained by Seller or its Affiliates in Section 4.5, (ii) all liabilities and obligations incurred at any time arising under or with respect to any Seller Benefit Plan or, other than the Company Plans listed on Section 2.16(a)(i) of the Seller Disclosure Letter, any other benefit or compensation plan, program, policy, or arrangement of any kind that is or was sponsored, maintained, contributed to or required to be contributed to by Seller or any of its Affiliates or under or with respect to which Seller or any of its Affiliates has (or has had) any liability or obligation (except for any such liabilities expressly described as being assumed by Buyer in Section 4.5) and (iii) all employment and employee liabilities for the Retained Business.

“Seller SEC Reports” means all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) furnished or filed by Seller with the SEC.

“Separation” has the meaning set forth in Section 4.26(a).

“Separation and Migration Plan” has the meaning set forth in Section 4.26(a).

“Shared Contract” has the meaning set forth in Section 2.9(a)(xiii).

“Software” means software and computer programs, whether in source code, object code, or other form, and including (i) data or databases, (ii) software implementations of algorithms, models and methodologies, firmware, and application programming interfaces and (iii) descriptions, schematics, specifications, flow charts and other work product used to design, plan, organize and develop any of the foregoing.

“Solvent” has the meaning set forth in Section 2.28(b).

“Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than fifty percent of such securities or ownership interests are at the time directly or indirectly owned by such Person. For the avoidance of doubt (i) prior to the Closing, Subsidiaries of Seller shall include the Target Companies, and (ii) at and after the Closing, Subsidiaries of Buyer shall include the Target Companies.

“Subsidiary Securities” has the meaning set forth in Section 2.5(b).

“Target Closing Working Capital” means $113,900,000; provided, that, if required by Section 10.1(a) of the Seller Disclosure Letter, Target Closing Working Capital shall be $98,900,000.

“Target Companies” has the meaning set forth in the Recitals.

“Target Company Confidential Information” has the meaning set forth in Section 4.23(e).

“Tax” means any federal, state, local or foreign income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, windfall profits, escheat, abandoned and unclaimed property, gross receipts, sales, use, value-added, transfer, registration, stamp, premium, excise, customs duties, severance, environmental, real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, estimated or other similar tax, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest and penalties thereon, additions to tax or additional amounts imposed with respect thereto).

“Tax Matters” has the meaning set forth in Section 5.4(a).

“Tax Return” means any federal, state, local or foreign tax return, declaration, statement, report, schedule, form or information return relating to Taxes, including any schedule or attachment thereto and any amendment to any of the foregoing.

“Texas Franchise Returns” has meaning set forth in Section 5.2(a).

“Texas Franchise Tax Matter” has the meaning set forth in Section 5.4(a).

“Third-Party Claim” has the meaning set forth in Section 8.3.

“Transaction Expenses” means, collectively, the amount of (i) the unpaid fees, commissions, costs or expenses that have been incurred by or on behalf of the Target Companies (A) in connection with the negotiation, execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby or thereby, including costs or expenses of any broker, investment banker or financial advisor, attorney, accountant and consultant or (B) in connection with the solicitation of other potential buyers of the Business or consideration of other strategic alternatives, (ii) any sale, transaction, retention, success or change of control payments, bonuses or similar awards or benefits, in each case, granted or provided by or on behalf of Seller or its Affiliates (including the Target Companies prior to Closing) (and, for the avoidance of doubt, excluding those granted by Buyer or its Affiliates), that are due to or that are or become payable to any Company Employee, in whole or in part, as a result of this Agreement and the transactions contemplated hereby (but, for the avoidance of doubt, excluding any severance or other amounts payable to any Company Employee as a result of the termination of such Company Employee’s employment or engagement by any of the Transferred Companies or their respective Subsidiaries after the Closing or such Company Employee’s resignation for “good reason” due to events arising after the Closing), plus the applicable employer portion of payroll Taxes in respect of such amounts (including, for the avoidance of doubt, any such Taxes that may be deferred pursuant to the CARES Act) and (iii) 50% of the first $700,000 of any premium payable pursuant to Section 4.11(d) and 100% of any amounts in excess of $700,000.

“Transfer Taxes” has the meaning set forth in Section 5.6.

“Transferred Assets” means all of Seller Group’s right, title and interest, direct or indirect, in and to all assets, properties and rights of every nature, kind and description, whether tangible or intangible, real, personal or mixed, accrued or contingent (including (i) goodwill, (ii) Intellectual Property, and (iii) Shared Contracts), wherever located and whether now existing or hereafter acquired, that are (x) primarily related to the Business, or (y) listed or described on Annex I under the “Transferred Assets” heading, other than, in all cases, the Excluded Assets.

“Transferred Companies” has the meaning set forth in the Recitals.

“Transferred Company Securities” has the meaning set forth in Section 2.4(b).

“Transferred Liabilities” means all liabilities primarily related to the Business, including liabilities reflected in the Financial Statements, Closing Working Capital and Closing Date Indebtedness, other than, in all cases, the Excluded Liabilities.

“Transition Services Agreement” means the transition services agreement to be entered into by Buyer and Seller at the Closing, substantially in the form attached hereto as Exhibit E.

“Treasury Regulations” means the regulations prescribed under the Code.

“U.S. Company Plan” means a Benefit Plan that is not a non-U.S. Company Plan.

“Units” has the meaning set forth in the Recitals.

“WARN” has the meaning set forth in Section 4.5(h).

“WARN List” has the meaning set forth in Section 4.5(h).

“Willful Breach” means a material breach by a party of any of its representations, warranties, covenants or other agreements set forth in this Agreement that is a consequence of an intentional act or an intentional failure to act by such breaching party with the actual knowledge of such party that the taking of such act or failure to take such act by such party would cause a material breach by such party of any such representation, warranty, covenant or other agreement of such party set forth in this Agreement.

Section 10.2    Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “party” or “parties” shall refer to parties to this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Exhibits are to Articles, Section and Exhibits of this Agreement unless otherwise specified. All Exhibits annexed hereto or referred to herein and the Seller Disclosure Letter and the Buyer Disclosure Letter are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit or the Seller Disclosure Letter or the Buyer Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,”

whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement, contract or Law are to that agreement, contract or Law as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any reference to “days” means calendar days unless Business Days are expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. Any reference to any federal, state, local or foreign Law shall be deemed to also refer to all rules and regulations (or similar subsidiary legislation) promulgated thereunder, unless the context requires otherwise. Except as otherwise expressly provided, any information “furnished,” “made available” or “provided,” when used in this Agreement in reference to documents furnished, made available or provided or prior to the date hereof refer to documents (a) contained in the “Scotty” virtual data room, including the “Clean Room” folders, hosted by Merrill Datasite Diligence and that Buyer’s Representative have been granted access to on or prior to August 30, 2020 or (b) delivered electronically to Buyer or its Representatives on or prior to the date that is one day prior to the date hereof. The term “in the ordinary course of business” means in the ordinary course of business consistent with past practice. The terms “dollars” and “$” shall mean United States Dollars, the lawful currency of the United States of America. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

GOGO INC.

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	President and Chief Executive Officer

INTELSAT JACKSON HOLDINGS S.A.

By:	/s/ José Toscano
Name:	José Toscano
Title:	Chairman & Chief Executive Officer

[Signature Page to Purchase and Sale Agreement]

Exhibit B

ATG Network Sharing Agreement Term Sheet

Exhibit B

ATG NETWORK SHARING AGREEMENT TERM SHEET

Parties	Gogo Business Aviation LLC (“Gogo”) and [Buyer of Gogo’s CA Business] (“Buyer CA”). Each of Gogo and Buyer CA may be referred to, individually, as a “Party” or, collectively, as the “Parties.” Terms used in this Term Sheet and not otherwise defined herein have the respective meanings assigned to them in the Agreement to which this Term Sheet is an exhibit.

Overview	Gogo is the owner and operator of a proprietary air-to-ground cellular network employing the EVDO standard (the “ATG Network”) and is developing, and will be the owner and operator of, a next-generation 5G air-to-ground network (the “5G ATG Network”). Substantially concurrently with, and as a condition to, the Closing, the Parties shall enter a Network Sharing Agreement (the “ATG Network Sharing Agreement”) pursuant to which Gogo provides to Buyer CA certain inflight connectivity services on its ATG Network and, upon the launch of the 5G ATG Network, on its 5G ATG Network (collectively, the “ATG Services”).

Exclusivity	During the term and so long as Buyer CA meets (or exceeds) the applicable annual minimum revenue guarantees, Gogo grants Buyer CA the exclusive right to re-sell the ATG Services into the Commercial Aviation Market in the United States and Canada (the “Exclusivity Right”). “Commercial Aviation Market” shall be defined as passenger and cargo aircraft operating pursuant to 14 CFR Part 121 but shall not include charter companies conducting scheduled flight operations departing from executive fixed base operations and private charters operating under 14 CFR Part 121.

Equipment

Current ATG/ATG4 Products. For current ATG and ATG4 products, Buyer CA will be responsible for procuring all hardware and equipment, with the exception of EVDO and dual mode aircards and the products set forth on Schedule 1 to the extent such products were installed on Buyer CA aircraft prior to the Closing (the “Existing Equipment”), all of which Gogo will provide and repair on a “cost plus” basis. For purposes of the ATG Network Sharing Agreement, “cost plus” means [***]. Gogo will not be obligated to provide kitting for Buyer CA aircraft.

5G Hardware. For future 5G ATG Network products, Buyer CA will have the option to buy Gogo hardware on a cost plus basis. If Buyer CA desires to purchase hardware that is not manufactured by Gogo, Gogo shall have the right to bid to manufacture such hardware and Buyer CA shall consider Gogo’s proposal in good faith. If Gogo does not develop and provide the hardware, Gogo will facilitate third-party hardware development by providing design specifications and testing services and, if the third-party hardware meets Gogo’s requirements, by approving such hardware for use on the ATG network. Gogo will provide such services on a cost plus basis. In order to facilitate any third-party equipment, Gogo will sell aircards for the 5G ATG Network to Buyer CA on a cost plus basis. If Gogo contracts with a third party to manufacture and supply any fully assembled hardware, including any line replaceable units and antennas, Gogo shall resell, or otherwise direct such third party to provide, such hardware to Buyer CA at the same price such third party sells such hardware to Gogo.

Equipment Repair and Warranty. Gogo will provide repair services for the Existing Equipment. In addition, Gogo will provide repair services for any equipment it sells to Buyer CA during the term of the agreement (the “New Equipment”). For both the Existing Equipment and the New Equipment, a standard three-year warranty from date of shipment shall apply. All repairs performed after the warranty period has expired shall be provided on a cost plus basis. Gogo shall ensure that there is a reasonable amount of safety stock of the Existing Equipment as of the Closing Date.

Software. Gogo shall include software embedded in the equipment it sells to Buyer CA. Gogo shall not charge Buyer CA any incremental fees for routine maintenance upgrades to such software, but shall provide any material enhancements to such software at mutually agreed rates.[1] Gogo shall continue to timely support and maintain software embedded in all the equipment it sells to Buyer CA and in the Existing Equipment for the duration of the term.

Billing. Equipment purchases shall be invoiced on a purchase order basis and payment shall be due on delivery.

Installation	Buyer CA will be responsible for all equipment installation. Gogo will hold Parts Manufacturing Authority with respect to all Gogo equipment sold to Buyer CA (and, for clarity, shall obtain and maintain all applicable regulatory approvals with respect thereto) and will provide all of the relevant FAA approved data that is reasonably required to obtain any required supplemental type certificates.

Network

Network. Gogo will provide Buyer CA ATG aircraft access to the ATG Network and, following the launch of the 5G ATG Network, access to the 5G ATG Network. Notwithstanding the launch of the 5G ATG Network, Gogo will continue to provide the ATG Network and support for the EVDO standard for so long as the ATG Network is available. Gogo will provide Buyer CA with [***] written notice prior to decommissioning the ATG Network.

Pricing. For each year of the term between the Closing Date and the 5G ATG Network Launch Date, Buyer CA shall pay Gogo for the ATG Services an amount equal to the greater of (1) [***] and (2) a minimum revenue guarantee of $5 million. For each year of the term between the 5G ATG Network Launch Date and the end of the term, Buyer CA shall pay Gogo for the ATG Services an amount equal to the greater of (1) [***] and (2) the applicable minimum revenue guarantee amount for such year (the “Post-5G Pricing Terms”). The minimum revenue guarantee for the first year following the 5G ATG Network Launch Date shall be [***] and the minimum revenue guarantee for the second year following the 5G ATG Network Launch Date shall be [***]. For each year of the term thereafter, the minimum revenue guarantee shall increase by [***]. Assuming that the 5G ATG Network Launch Date takes place in [***], an illustrative schedule of subsequent minimum revenue guarantees is set forth in Schedule 2. The foregoing annual payments shall be adjusted pro-rata for any partial year. Notwithstanding the foregoing or anything herein to the contrary, if (1) the 5G ATG Network Launch Date has not occurred by [***]and (2) the failure to launch the 5G ATG Network by [***]was not primarily caused by force majeure events, third parties or other factors outside of Gogo’s control, then from the period between [***], and the 5G ATG Network Launch Date, (x) Buyer CA shall pay Gogo for the ATG Services an amount equal to [***], and (y) there shall be no minimum revenue guarantee. For the avoidance of doubt, following the 5G ATG Network Launch Date, the Post-5G Pricing Terms shall apply.

In the definitive ATG Network Sharing Agreement, the Parties will agree on (a) a definition for Net Annual Service Revenue, (b) measurement and audit mechanisms with respect to the determination of Net Annual Service Revenue and (c) payment terms.

If Buyer CA fails to meet the applicable minimum revenue guarantee in any given year during the term, Buyer CA shall forfeit the Exclusivity Right for the remainder of the term.

[1]	Note to Draft: Parties to agree on pricing methodology between sign and close.

Service Level. Access to the ATG Network will be provided on a best efforts basis and, at minimum, in a manner that permits Buyer CA to meet its SLA obligations with respect to its customers. Gogo will retain the right to modify its network management policies, so long as such modifications are consistent with the SLAs between Gogo and Buyer CA. Gogo maintains the right at any time to take any actions to limit network usage in the aggregate or on a per aircraft basis through traffic management and other reasonable fair use policies such that network usage by Buyer CA ATG aircraft does not harm the user experience of other aircraft on the ATG Network (any such actions, “Network Management Actions”); provided, however, that Gogo may not engage in any Network Management Actions that would prioritize its customers over the customers of Buyer CA. To maintain the performance of the ATG Network, usage of such network by Buyer CA ATG Aircraft shall not exceed [***] gigabytes per month during the term (the “Monthly 4G Cap”), provided that Gogo may provide additional network capacity above the Monthly 4G Cap in its sole discretion.

Service Level Agreements. For each existing airline customer of the Business as of the Closing, Gogo will (1) provide a service level agreement (“SLA”) that backstops the Business’ SLA obligations with respect to such customer and (2) indemnify Buyer CA for any penalties payable by Buyer CA to the applicable airline to the extent such penalties result from any breach by Gogo of its obligations under the applicable SLA, provided that Gogo shall not be liable for any penalties or damages arising from or relating to third-party hardware or third-party service providers (the obligations in clauses (1) and (2) of this sentence collectively, the “SLA Obligations”). For clarity, Gogo’s SLA Obligations shall extend to any renewals or extensions of agreements with existing airline customers of the Business as of the Closing that are entered into during the term of the ATG Network Sharing Agreement. If Buyer CA wishes to enter into a new SLA with a new airline customer following the Closing, Buyer CA shall give Gogo reasonable opportunity to review and comment on the proposed SLA with such customer (with respect to the ATG Services) and if the terms are acceptable to Gogo (to be confirmed by Gogo’s express written consent), Gogo’s SLA Obligations shall also extend to such customer. With respect to any such new airline customer, Buyer CA and Gogo shall negotiate in good faith to make appropriate modifications to pricing or other terms in the ATG Network Agreement to accommodate any increased performance requirements. If Buyer CA wishes to enter into a SLA that is more favorable to an airline in respect of the ATG Services than the terms of the Business’ existing SLA obligations (a “Modified SLA”), Buyer CA may request that Gogo amend the terms of its SLA to backstop the Modified SLA and propose appropriate modifications to pricing or other terms in the ATG Network Sharing Agreement, but Gogo will be under no obligation to agree to any such amendment. Buyer CA may not offer (and Gogo’s SLA Obligations shall not apply to) any free-to-passenger (whether long-term or as part of a short-term sponsorship program) or other programs that would reasonably be expected to result in a significant increase in network usage and a violation of any Monthly Cap by Buyer CA ATG aircraft without Gogo’s prior written consent.

MFN. Buyer CA will have the right to purchase network and equipment upgrades developed by Gogo on a Most Favored Nation (MFN) basis (relative to other customers selling into the Commercial Aviation Market) for sale into the Commercial Aviation Market.

5G Network. Gogo will use commercially reasonable efforts to launch the 5G ATG Network by [***], or the earliest practicable date thereafter. The date on which Gogo makes the 5G ATG Network available to Buyer CA shall be referred to herein as the 5G ATG Network Launch Date. Prior to the 5G ATG Network Launch Date, Gogo shall keep Buyer CA reasonably informed with respect to the anticipated timing of the launch of the 5G ATG Network and the Parties shall negotiate in good faith to enter into amended SLAs applicable to the 5G ATG Services. Depending on the scope of such amended SLAs, appropriate modifications may be made to pricing for the ATG Services to accommodate any increased performance requirements. To maintain the performance of Gogo’s 5G ATG Network, usage of such network by Buyer CA ATG Aircraft shall not exceed a number of gigabytes per month (the “Monthly 5G Cap”) during the term, provided that Gogo may provide additional network capacity above the Monthly 5G Cap in its sole discretion. Given the unknown nature of capacity limitations and expected usage of the 5G ATG Network as of the date of the ATG Network Sharing Agreement, the parties agree to a “backstop” Monthly 5G Cap with the understanding that they will negotiate in good faith to determine a mutually agreed Monthly 5G Cap prior to the 5G ATG Network Launch Date. If the parties are unable to agree on a Monthly 5G Cap prior to the 5G ATG Network Launch Date, the “backstop” Monthly 5G Cap will be no less than [***]of the then available capacity of the 5G ATG Network.

Customer Support	Buyer CA will provide Tier 1 support to its airline customers. Gogo will provide Tier 1 – 4 support to Buyer CA. A description of the obligations of each Tier is set forth on Schedule 3. Gogo and Buyer CA will agree on SLA support provisions reasonably consistent with those in the currently applicable airline SLAs.

Term and Termination

Initial Term. The initial term shall begin on the Closing Date and end on December 31, 2030. No less than 90 days prior to the expiration of the initial term the Parties shall determine whether, and on what terms, to renew the agreement.

Termination: by either Party for material breach by the other Party, subject to a 60 day cure period.

Ownership of Intellectual Property	Each Party is and shall remain the sole and exclusive owner of all intellectual property it owns or controls as of the effective date of the ATG Network Sharing Agreement or that it develops or acquires thereafter. Nothing in the ATG Network Sharing Agreement shall be construed as granting either party any right, title or interest in or to any intellectual property rights owned or controlled by the other party.

*        *        *         *        *

Exhibit B

Schedule 1

Existing Equipment Schedule

Part Number    Description

[***]

Exhibit B

Schedule 2

Minimum Revenue Guarantees following 5G ATG Network Launch Date

Years Post 5G Launch	Minimum Revenue Guarantee
1	[***]
2	[***]
3	[***]
4	[***]
5	[***]
6	[***]
7	[***]
8	[***]

Exhibit B

Schedule 3

Customer Support Tiers2

	Tier 1	Tier 2	Tier 3	Tier 4
Overview	Basic help desk resolution and service desk delivery	In-depth technical support	Expert product and service support	Outside support for problems not supported by the organization

Scope of Service	[***]	[***]	[***]	[***]

Escalation	[***]	[***]	[***]	[***]

Service Provider	[***]	[***]	[***]	[***]

[2]	Note to Draft: Subject to confirmatory review in connection with the definitive agreement.